EXEMPTION NO.
82-3772

GDH 粵海投資有限公司
GUANGDONG INVESTMENT LIMITED

Our Ref.: GDI/186/TH/2002

18th October, 2002

02055629

VIA AIR MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02 NOV -4 AM 10:03

Attn.: Special Counsel
Office of International Corporate Finance

SUPPL

Dear Sirs,

Re: Guangdong Investment Limited (the "Company")
File Number: 82-3772
Rule 12g3-2 exemption

We refer to the Rule 12g3-2 exemption which has been granted by the Securities and Exchange Commission to the Company and enclose the following public documents of the Company for your records:

1. Monthly Returns on Movement of Listed Equity Securities for the months ended 30th June, 2002 (revised), 31st July, 2002 (revised) and 31st August, 2002;

2. Respective announcements dated 16th September, 2002, 18th September, 2002 and 26th September, 2002; and

3. 2002 Interim Report.

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
GUANGDONG INVESTMENT LIMITED

Theresa L. Ho
Company Secretary

Encls.

香港干諾道中148號粵海投資大廈27-29樓
27-29/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong
電話 Tel: (852) 2860 4368 圖文傳真 Fax: (852) 2528 4386 國際網址 Internet: http://www.gdi.com.hk

CLIENT'S COPY

EXEMPTION NO.
82-3772

FORM I
REVISED

02 NOV -4 AM 10:36

Monthly Return On Movement of Listed Equity Securities
For the month ended 30 June 2002

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar
(Name of Responsible Official)

Tel No.: 28469997

Date : 11 September 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1.	Ordinary shares :	✓	2.	Preference shares :	✓
3.	Other classes of shares :	☐		please specify :	
4.	Warrants :	☐		please specify :	

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¾ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,144,882,672	85,949	N/A
Increase / (Decrease) during the month	400,000	Nil	N/A
Balance at close of the month :	5,145,282,672	85,949	N/A

...../2

(D) Details of Movement :

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$4.536	1,360,000	Nil	Nil	1,360.000	0	
2. HK$2.892	5,960,000	Nil	Nil	Nil	5,960,000	
3. HK$3.024	4,200,000	Nil	Nil	200,000	4,000,000	
4. HK$0.5312	155,100,000	Nil	400,000	Nil	154,700,000	400,000
5. HK$0.74	18,500,000	Nil	Nil	Nil	18,500,000	
6. HK$0.814	60,300,000	Nil	Nil	Nil	60,300,000	
7. HK$0.816	Nil	31,393,939	Nil	Nil	31,393,939	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¼ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES*~~						
Rights Issue	Price :	Issue and allotment Date :			N/A	
Placing	Price :	Issue and allotment Date :			N/A	
Bonus Issue		Issue and allotment Date :			N/A	
Scrip Dividend		Issue and allotment Date :			N/A	
Repurchase of share		Cancellation Date :			N/A	
Redemption of share		Redemption Date :			N/A	
Consideration issue	Price :	Issue and allotment Date :			N/A	
Others (please specify)	Price :	Issue and allotment Date :			N/A	
Total No. of ordinary shares~~/preference shares/other classes of shares~~ increased/(decreased) during the month :						400,000

Remarks : N/A

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited

Name : Allan Tong
Title : Director - Share Registration

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CLIENT'S COPY

EXEMPTION NO.
82-3772

FORM I
REVISED

Monthly Return On Movement of Listed Equity Securities
For the month ended 31 July 2002

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar — Tel No.: 28469997
(Name of Responsible Official)

Date : 11 September 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference shares : ✓
3. Other classes of shares : ☐ please specify : ______
4. Warrants : ☐ please specify : ______

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¼ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,145,282,672	85,949	N/A
Increase / (Decrease) during the month	Nil	Nil	N/A
Balance at close of the month :	5,145,282,672	85,949	N/A

...../2

(D) Details of Movement :

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$2.892	5,960,000	Nil	Nil	75,000	5,885,000	
2. HK$3.024	4,000,000	Nil	Nil	550,000	3,450,000	
3. HK$0.5312	154,700,000	Nil	Nil	10,400,000	144,300,000	
4. HK$0.74	18,500,000	Nil	Nil	Nil	18,500,000	
5. HK$0.814	60,300,000	Nil	Nil	500,000	59,800,000	
6. HK$0.816	31,393,939	Nil	Nil	Nil	31,393,939	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$____	N/A	N/A			N/A	
2. ____ Subscription price: HK$____						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¾ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES~~*						
Rights Issue	Price :	Issue and allotment Date :			N/A	
Placing	Price :	Issue and allotment Date :			N/A	
Bonus Issue		Issue and allotment Date :			N/A	
Scrip Dividend		Issue and allotment Date :			N/A	
Repurchase of share		Cancellation Date :			N/A	
Redemption of share		Redemption Date :			N/A	
Consideration issue	Price :	Issue and allotment Date :			N/A	
Others (please specify)	Price :	Issue and allotment Date :			N/A	
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month :						Nil

Remarks : N/A

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited

Name : Allan Tong
Title : Director - Share Registration

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

EXEMPTION NO.
82-3772
FORM I

CLIENT'S COPY

Monthly Return On Movement of Listed Equity Securities
For the month ended 31 August 2002

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar — Tel No.: 28469997
(Name of Responsible Official)

Date : 15 October 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ☑
2. Preference shares : ☑
3. Other classes of shares : ☐ please specify : ______
4. Warrants : ☐ please specify : ______

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¼ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,145,282,672	85,949	N/A
Increase / (Decrease) during the month	Nil	Nil	N/A
Balance at close of the month :	5,145,282,672	85,949	N/A

...../2

(D) **Details of Movement :**

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$2.892	5,885,000	Nil	Nil	Nil	5,885,000	
2. HK$3.024	3,450,000	Nil	Nil	Nil	3,450,000	
3. HK$0.5312	144,300,000	Nil	Nil	Nil	144,300,000	
4. HK$0.74	18,500,000	Nil	Nil	Nil	18,500,000	
5. HK$0.814	59,800,000	Nil	Nil	Nil	59,800,000	
6. HK$0.816	31,393,939	Nil	Nil	Nil	31,393,939	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¾ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	

~~OTHER ISSUES OF SHARES~~*			
Rights Issue	Price :	Issue and allotment Date :	N/A
Placing	Price :	Issue and allotment Date :	N/A
Bonus Issue		Issue and allotment Date :	N/A
Scrip Dividend		Issue and allotment Date :	N/A
Repurchase of share		Cancellation Date :	N/A
Redemption of share		Redemption Date :	N/A
Consideration issue	Price :	Issue and allotment Date :	N/A
Others (please specify)	Price :	Issue and allotment Date :	N/A

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : Nil

Remarks : N/A

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited

Name : Allan Tong
Title : Director - Share Registration

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

EXEMPTION NO.
82-3772

The Standard

17 September 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GDH

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT

Results of the Class Meeting and Extraordinary General Meeting
Amendments to Terms of Preference Shares

The Directors are pleased to announce that the proposed special resolution was duly passed at the Class Meeting and that the proposed special resolutions were duly passed at the Extraordinary General Meeting.

Reference is made to the circular of the Company dated 23 August 2002 issued to the Shareholders and the holders of Preference Shares (the "Circular"). Terms used in the Circular shall have the same meanings in this announcement unless the context otherwise requires.

The Directors are pleased to announce that the special resolution to approve every alteration or abrogation of the special rights which is or may be effected by the passing of the special resolutions set out in the Extraordinary General Meeting Notice, was duly passed at the Class Meeting.

The Directors are pleased to announce that the special resolutions to approve the Proposed Amendments were duly passed at the Extraordinary General Meeting.

By Order of the Board
Li Wenyue
Chairman

Hong Kong, 16 September 2002

EXEMPTION NO.
82-3772

GDH

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability)

SUMMARISED INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2002

HALF YEAR UNAUDITED CONSOLIDATED RESULTS OF 30 JUNE 2002

	Increase (+)/Decrease (-) compared with the same period last year		For the six months ended 30 June 2002
• Group Turnover	- HK$ 351 million	to	HK$ 3,354 million
• Profit from Operating Activities (before finance costs and provisions)	- HK$ 106 million	to	HK$ 1,148 million
• Finance Costs	- HK$ 184 million	to	HK$ 636 million
• Provisions	+ HK$ 82 million	to	HK$ 214 million
• Net Profit Attributable to Shareholders	+ HK$ 114 million	to	HK$ 243 million

KEY FINANCIAL INFORMATION (as at 30 JUNE 2002)

- **Analysis of Gross Financial Borrowings** ***(HK$'million)***

Loan maturity profile		**Currency**		**Interest rate**	
Within 1 year	527	Hong Kong Dollar	11,540	Floating	5,068
In the 2nd year	904	US Dollar	5,856	Fixed	13,358
In the 3rd to 5th years	3,883	Euro	21		
Over 5 years	13,112	Renminbi	1,009		
	18,426		18,426		18,426

- **Sources of Financing** ***(HK$'million)***

	Facilities	
	Available	**Utilised**
Fixed rate notes	13,358	13,358
Bank and other borrowings	5,273	3,624
Floating rate notes/bonds	1,444	1,444
	20,075	18,426

(*Note:* Financing from the issue of the US$125,000,000, 3¼% redeemable cumulative convertible preference shares, in which the outstanding balance of approximately US$85,949,000 as at 30 June 2002, is not accounted for.)

- **Balance Sheet Ratios** ***(%)***

	As at 30 June 2002	**As at 31 December 2001**
Gearing ratio	2.05	2.22
Liquidity ratio	1.32	1.44

Note: Gearing represents the ratio of financial indebtedness to net asset value.

Liquidity represents the ratio of current assets to current liabilities.

INTERIM RESULTS

The Board of Directors of Guangdong Investment Limited (the "Company" or "GDI") is pleased to present the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 together with the comparative figures. These interim results have not been audited, but have been reviewed by the Company's auditors, Ernst & Young, and audit committee.

	Notes	ended 30 June 2002 HK$'000 (Unaudited)	2[illegible] HK$' (Unaudi
TURNOVER	2	3,354,131	3,705,
Cost of sales		(1,917,846)	(2,163,
Gross profit		1,436,285	1,541,
Other revenue and gains		50,914	77,
Selling and distribution costs		(96,620)	(130,
Administrative expenses		(235,175)	(257,
Staff compensation payments in respect of discontinuation of packaging materials manufacture and distribution operations	3(a)	(552)	
Gain on discontinuation of curtain wall installation operations	3(c)	–	25,
Other operating expenses, net		(220,675)	(135,
PROFIT FROM OPERATING ACTIVITIES	2, 3, 4	934,177	1,121,
Finance costs	5	(636,323)	(820,7
		297,854	301,1
Share of profit of a jointly-controlled entity		25,990	13,9
Share of profits less losses of associates		81,012	–
PROFIT BEFORE TAX		404,856	315,1
Tax	6	(70,215)	(55,6
PROFIT BEFORE MINORITY INTERESTS		334,641	259,5
Minority interests		(91,620)	(130,7
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		243,021	128,7
Dividend	7	–	
Transfer from reserves, net		2,007	144,1
EARNINGS PER SHARE	8		
– Basic		HK¢3.92	HK¢1.9
– Diluted		HK¢3.90	N/

Notes:

1. **BASIS OF PREPARATION**

These unaudited condensed consolidated interim financial statements of the Group have been prepared in accordance with Statement of Standard Accountin Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. The accounting policies and basis of presentatio used in the preparation of these interim financial statements are the same as those used in the audited financial statements for the year ended 31 Decemb 2001, except the following new/revised SSAPs have been adopted for the first time in the preparation of the current period's condensed consolidate financial statements:

- SSAP 1 (Revised): "Presentation of Financial Statements"
- SSAP 11 (Revised): "Foreign Currency Translation"
- SSAP 15 (Revised): "Cash Flow Statements"
- SSAP 33: "Discontinuing Operations"
- SSAP 34: "Employee Benefits"

2. **SEGMENT INFORMATION**

An analysis of the Group's turnover and profit/(loss) from operating activities by principal activities and geographical area of operations is as follows:

	Turnover for the six months ended 30 June 2002 HK$'000 (Unaudited)	Turnover for the six months ended 30 June 2001 HK$'000 (Unaudited)	Profit/(loss) from operating activities for the six months ended 30 June 2002 HK$'000 (Unaudited)	Profit/(loss) from operating activities for the six months ended 30 June 2001 HK$'00 (Unaudited,
By activity:				
Continuing operations:				
Water supply	1,427,804	1,431,635	831,804	816,760
Power and electricity	269,087	204,072	71,625	62,011
Infrastructure	4,274	3,811	2,495	(1,090
Property investment and development	169,969	417,180	10,949	67,873
Tours/Travel	87,594	171,460	(51,537)	8,967
Hotel	98,872	132,352	29,684	11,198
Brewery operations	276,433	253,772	57,983	22,821
Tannery operations	289,078	337,537	(45,653)	14,927
Malting operations	336,584	350,260	21,172	21,019
Retail and trading operations	369,290	358,655	44,411	50,949
Finance and others	56	11,359	(38,703)	52,156
	3,329,041	3,672,093	934,230	1,127,591
Discontinuation of operations:				
Packaging materials manufacture and distribution operations – *Note 3(a)*	8,324	11,113	68	(441
Leatherware products manufacture and distribution operations – *Note 3(b)*	16,766	15,205	(121)	(855
Curtain wall installation operations – *Note 3(c)*	–	6,986	–	(4,365
	3,354,131	3,705,397	934,177	1,121,930

By geographical area:

The People's Republic of China	3,157,407	3,400,844	1,085,852	1,074,514
Hong Kong Special Administrative Region	185,888	288,807	(147,970)	51,448
Others	10,836	15,746	(3,705)	(4,032)
	3,354,131	3,705,397	934,177	1,121,930

3. DISCONTINUATION OF OPERATIONS

(a) Discontinued operation of Xuzhou Gangwei Colour Package Co., Ltd ("Xuzhou Gangwei")

In June 2002, Xuzhou Gangwei, a 71.56% indirectly owned subsidiary of the Company, negotiated with its staff for the compensation payments in respect of the decision of the board of directors of Xuzhou Gangwei to discontinue its packaging materials manufacture and distribution operations and to lease all its plant and machinery to an independent third party. Xuzhou Gangwei commenced to lease its plant and machinery on 30 June 2002 and the discontinuation of packaging materials manufacture and distribution operations was then completed.

In connection with the decision to discontinue the packaging materials manufacture and distribution business, the Group incurred compensation payments to staff of HK$552,000.

(b) Disposal of Guangdong Tannery Limited's entire 60% interest in Alpha Universal Limited ("Alpha Universal")

On 28 June 2002, Guangdong Tannery Limited ("GD Tannery"), a 71.56% subsidiary of the Company, entered into a conditional sale and purchase agreement with an independent third party for the disposal of its entire 60% interest in Alpha Universal and its subsidiaries (the "Alpha Universal Group") at HK$6,596,000 (net of expenses). The Alpha Universal Group used to operate the Group's leatherware products manufacture and distribution business.

On 15 July 2002, GD Tannery's disposal of its entire 60% interest in the Alpha Universal Group was completed and did not result in any significant impact on the financial results of the Group. Upon the completion of this transaction, Alpha Universal ceased to be a subsidiary of the Company and the Group's leatherware products manufacture and distribution business was then discontinued.

(c) Disposal of the Group's entire 57.16% interest in Guangdong Building Industries Limited ("GD Building")

On 10 February 2001, the Company entered into a conditional sale and purchase agreement (the "Building Agreement") with Hi Sun Limited, an independent third party, for the disposal of the Company's entire 57.16% equity interest in GD Building, which used to operate the Group's curtain wall installation business, for a cash consideration of HK$31,483,000. Pursuant to the Building Agreement, the Group agreed to waive the net amounts due from the GD Building group which was HK$358,000,000 (including certain bank loans of the GD Building group of HK$185,000,000 taken up by the Company by means of the issuance of notes payable to the relevant bank creditors) as at 3 March 2001 and to assume a contingent liability of the GD Building group of HK$19,819,000 as at 22 December 2000.

On 3 March 2001, the Building Agreement was completed. GD Building ceased to be a subsidiary of the Company and the Group's curtain wall installation operations were then discontinued.

4. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging:

	For the six months ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
	(Unaudited)	*(Unaudited)*
Cost of inventories sold	1,074,713	1,241,600
Depreciation	207,736	230,560
Amortisation of deferred expenses*	3,136	6,379
Amortisation of reusable packaging materials*	3,201	5,159
Amortisation of the operating right*	244,616	244,862
Amortisation of trademarks*	700	700
Amortisation of prepaid rental*	55,048	–
(Gain)/Loss included in other operating expenses, net:		
Amortisation of goodwill	119	–
Revaluation deficit on investment properties	73,213	15,000
Impairment of investment securities	–	342
Unrealised holding loss of other investments	76	3,267
Provision against properties held for sale	–	46,736
Impairment of properties under development	28,400	32,580
Provision against inventories	10,571	427
Provision for doubtful debts	48,655	18,801
Impairment of fixed assets	52,692	15,118
Loss on disposal of a subsidiary	–	4,628
Loss on disposal of certain interest in a subsidiary	–	2,972
Loss on disposal of fixed assets	8,555	–
Loss on disposal of an associate	2,366	–
Write-back of provision against an amount due from a fellow subsidiary	(2,619)	–
Gain on disposal of a deconsolidated subsidiary	(850)	–
and after crediting:		
Interest income	12,093	40,336
Royalty income from trademarks	500	500
Negative goodwill recognised*	5,359	9,557

* *These amortisation and the negative goodwill recognised for the period are included in "Cost of sales" and "Other revenue and gains" on the face of the above condensed interim consolidated results, respectively.*

5. FINANCE COSTS

	For the six months ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
	(Unaudited)	*(Unaudited)*
Interest on bank loans, overdrafts and other borrowings repayable:		
Within five years	83,849	228,695
Over five years	562,951	563,366
Interest on provision for bank loans guaranteed	11,162	28,646
Interest on finance lease	–	69
	657,962	820,776
Less: Interest included in prepaid construction cost	(22,736)	–
	635,226	820,776
Amortisation of swap cost in respect of the Swap Agreement	1,097	–
Total finance costs for the period	636,323	820,776

6. **TAX**

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on assessable profits of subsidiaries of the Company in Mainland China and overseas have been calculated at the rate of tax applicable to those subsidiaries based on existing legislation, interpretations, and practices in respect thereof.

	For the six months ended 30 June 2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)
Company and subsidiaries:		
Hong Kong	3,046	1,860
Mainland China	54,999	52,573
Under/(over) provision in prior periods	(831)	409
	57,214	54,842
Share of tax attributable to:		
Jointly-controlled entity	441	446
Associates	12,560	351
Tax charge for the period	70,215	55,639

7. **DIVIDEND**

The board of directors does not recommend the payment of any interim dividend in respect of the ordinary shares of the Company (the "Ordinary Shares") for the six months ended 30 June 2002 (2001: Nil).

As at 30 June 2002, the accumulated (but undeclared) fixed dividends on the Company's 3¼% redeemable cumulative convertible preference shares (the "Preference Shares") amounted to HK$81,342,000 (as at 31 December 2001: HK$70,448,000). Such accumulated dividends, in respect of the period starting from 7 October 1998, do not accrue interest.

8. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share for the six months ended 30 June 2002, together with the comparative amounts for the same period in 2001, is based on the following data:

	For the six months ended 30 June 2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)
Earnings:		
Net profit attributable to shareholders	243,021	128,734
Less: Provision for preference share redemption premium	(26,524)	(24,661)
Preference Share dividend	(10,894)	(10,500)
Earnings for the purpose of basic and diluted earnings per share	205,603	93,573
Number of shares:		
Weighted average number of Ordinary Shares in issue	5,136,914,717	4,867,775,865
Effect of Additional Shares to be issued arising from the Acquisition from the date when all necessary conditions have been satisfied	104,450,000	
For the purpose of basic earnings per share	5,241,364,717	4,867,775,865
Weighted average number of Ordinary Shares in issue	5,136,914,717	
Assumed issued at no consideration on deemed exercise of all share options outstanding during the period	2,940,286	
Effect of Additional Shares to be issued arising from the Acquisition from the beginning of period	132,000,000	
For the purpose of diluted earnings per share	5,271,855,003	N/A

As part of the consideration for the acquisition of an 81% interest in GH Water Supply (Holdings) Limited ("GH Holdings") in 2000 (the "Acquisition"), the Company is committed to issue 66 million Ordinary Shares (the "Additional Shares") for each year of the five years commencing from 22 December 2000 (the "Earnout Period") to GDH Limited subject to the performance of 廣東粵港供水有限公司 (Guangdong Yue Gang Water Supply Company Limited) ("WaterCo"), a subsidiary of GH Holdings, meeting the milestones as set out in the earnout agreement between the Company and GDH Limited dated 22 December 2000 ("Earnout Agreement"). Further details of this obligation are set out in the shareholders' circular of the Company in respect of the Acquisition dated 15 September 2000 (the "Acquisition Circular").

WaterCo had already attained the performance milestones under the Earnout Agreement for the first, second and third years of the Earnout Period in September 2001, March 2002 and September 2002, respectively. Accordingly, the Company had an obligation to issue a total of 198 million Additional Shares to GDH Limited in accordance with the Earnout Agreement upon the later of 21 December 2003 and the completion of the Phase IV Renovation Project which is expected to be in mid-2004.

The effect of the 132 million Additional Shares for the first and second years of the Earnout Period have been incorporated in the computation of the basic and diluted earnings per shares for the current period. However, the further 66 million Additional Shares for the third year of the Earnout Period have not been taken into account in the computation of the basic and diluted earnings per share for the current period because the relevant performance milestones were only met subsequent to the balance sheet date in September 2002.

In the current period, the effect of the Company arising from the exercise of the Preference Shares was anti-dilutive.

No diluted earnings per share is presented for the six months ended 30 June 2001 as: (i) there was no dilutive effect arising from the contingent issuance of the Additional Shares and exercise of share options of the Company; and (ii) the effect of the Company arising from the exercise of convertible bonds and the Preference Shares was anti-dilutive.

BUSINESS REVIEW, DISCUSSION AND ANALYSIS, PROSPECT AND OTHER INFORMATION

Review of Group Results

The Group's unaudited net profit attributable to shareholders for the six months ended 30 June 2002 was HK$243,021,000 (2001: HK$128,734,000), representing an increase of HK$114,287,000 over the corresponding period last year. The current period's profit has already taken into account the provisions of HK$213,607,000 which were mainly in respect of impairment of properties under development in Mainland China and Hong Kong (HK$28,400,000), impairments of fixed assets (HK$52,692,000), provisions for doubtful debts (HK$48,655,000), provisions against inventories (HK$10,571,000) and revaluation deficit on investment properties (HK$73,213,000).

There was a reduction in the Group's turnover and profit from operating activities (before finance costs and provisions) by HK$351 million and HK$106 million, respectively. The reduction was mainly as a result of the disposal of certain hotel properties and subsidiaries in second half of last year, which constituted a respective decline in the Group's turnover and operating profit (before finance costs and provisions) by HK$283 million and HK$64 million for the six months ended 30 June 2002, compared to the same period last year. Moreover, because of the fierce competition faced by the "Hong Kong Tour" business and tannery business, there was a further decrease in the Group's turnover and operating profit (before finance costs and provisions), respectively, by HK$134 million and HK$54 million for the first six months of 2002, as compared to the same period last year.

During the period, the Group continued to take steps implementing its corporate reengineering with focuses on its key businesses. Every effort has been made by the Group and its members to control cost, maximise revenue and achieve reforms in marketing and assets utilisation and thereby to improve the profitability, competitiveness and overall quality of the Group's businesses.

Following a successful year in 2001 in carrying through the Group's comprehensive restructuring, comprising business restructuring, financial restructuring and management restructuring, the management has continued to execute a business strategy focusing on its core businesses of utilities and infrastructure and evaluate opportunities to dispose of its non-core assets.

For the first six months of 2002, many of the Group's businesses have recorded satisfactory results. These include utilities (the Water Project), infrastructure (the "2 Roads and 2 Bridges" projects which are currently held by the Group's 51% owned jointly-controlled entity), properties (Teem Plaza in Guangzhou and Riverside Garden in Panyu) and hotels (the Guangdong Hotel in Shenzhen, 珠海粵海酒店 (Yue Hai Hotel, Zhuhai) in Zhuhai, and the Guangdong Hotel and Wharney Hotel in Hong Kong).

The Group's brewery business, despite keen competition in Guangdong Province, achieved an outstanding result over the corresponding period last year through better business opportunities arising from the 2002 FIFA World Cup, an improved distribution network, effective cost controls and interest savings, recording an attributable profit to the Group for the period of HK$31,385,000 (2001: HK$7,260,000), which was encouraging.

Because of the substantial provision for inventories and doubtful debts, tannery business for the period resulted in an increase in attributable loss to the Group, compared to the corresponding period last year, by HK$23,560,000. Affected by the cut-throat price war of "Hong Kong Tour", being the major income source of the Group's tour business, revenue during the period dropped substantially. The tour and travel business, for the first six months of 2002, recorded an increase in attributable loss to the Group by HK$45,786,000.

A summary of the performance of the Group's major businesses during the period under review is as follows:

Utilities

Profit contribution from the Water Project remained significant to the Group. Rainy climate in southern part of the Guangzhou Province led to a decrease in the sales volume of water for the first six months of 2002 in Shenzhen and Hong Kong. However, effective cost and management controls together with the implementation of an improved water tariff collection system in the Dongguan area have brought about an increase in the operating profit before finance costs of the Water Project (2002: HK$831,805,000; 2001: HK$816,760,000).

For Shaoguan Power Plant D, dry weather in northern part of the Guangzhou Province resulted in less reliance on hydro-electricity and higher demand for the thermal electricity in the first half of 2002. This has therefore led to an increase in the sales of electricity by 31.9% to a total of HK$269,087,000. During the period, sales of electricity amounted to 680 million kwh, compared to 526 million kwh in the corresponding period last year.

The associate of Shaoguan Power Plant D, namely 廣東省韶關粵江發電有限責任公司 (Guangdong Shaoguan Yue Jiang Power Supply Limited), continued to generate satisfactory operating result during the period, making an attributable profit of HK$9,470,000 to the Group. Electricity sold in the first six months of 2002 was 799 million kwh, compared to 71.3 million kwh in the same period last year.

Sales of electricity by the Group's power plant in Meixian, an investment of an associate, amounted to 855 million kwh, compared to 724 million kwh in the corresponding period last year, which continued to provide a stable income to the Group.

Infrastructure

In the first six months of 2002, an after-tax profit of HK$50,097,000 (2001: HK$25,487,000) was generated from the "2 Roads and 2 Bridges" projects, namely Qinglian Highway, Guangzhou – Shantou Highway (Huizhou Section), Shantou Haiwan Bridge and Humen Bridge. The increase in profit was mainly due to large savings in interest expense resulting from the refinancing of the then syndicated bank loan successfully arranged during 2001.

Qinglian Highway, which links Qingyuan and Lianzhou in Guangdong Province, recorded a slight decrease of 2.7% in the traffic flow, resulting in a decrease in revenue to HK$132,070,000 during the period under review (2001: HK$143,000,000). Average daily traffic for the period was 32,301 vehicle trips as compared to 33,204 vehicle trips in the same period last year. The Company's effective interest in this project is 7.2%.

Guangzhou-Shantou Highway (Huizhou Section) recorded an increase of 3.7% in the traffic flow, resulting in an increase in revenue to HK$58,447,000 during the period (2001: HK$58,100,000). The average daily traffic in 2002 was 23,163 vehicle trips as compared to 22,342 vehicle trips in the same period last year. The Company's effective interest in this project is 26.0%.

Shantou Haiwan Bridge had a slight increase in traffic flow. Average daily traffic during the period was 12,641 vehicle trips while in the same period last year it was 11,348 vehicle trips. Revenue for the period was HK$56,854,000 (2001: HK$53,000,000). The Company's effective interest in this project is 15.3%.

Humen Bridge recorded a 15% growth in the traffic flow. Average daily traffic for the period was 29,026 vehicle trips while in the same period last year it was 25,234 vehicle trips. Revenue reached HK$247,342,000 (2001: HK$212,000,000). The Company's effective interest in the project is 15.3%.

The performance of the two Pak Kong Bridges in Qingyuan remained stable, generating a steady cash return to the Group.

For the Yingkeng Highway, an increase in traffic flow by 7% led to an increase of 10% in revenue, as compared to the corresponding period last year. The Company currently holds an indirect interest of 70% in the project.

Property

Mainland China

Teem Plaza in Guangzhou continued to enjoy high occupancy rates and high rental income. In particular, rental income in the first six months of 2002 increased by HK$14,190,000 to HK$130,519,000 (2001: HK$116,329,000).

The Group currently holds 24.8% interest in the Riverside Garden project in Panyu, Guangzhou. The project contributed, in the first six months of 2002, an attributable profit of HK$6,081,000 to the Group.

Following the sales of most of the residential and shop units in the Suzhou GD Plaza project in 2001, the Group during the period generated little amount of revenue from the project. The Group however expects to complete the sale of its remaining units as well as the hotel commercial project under development in the second half of 2002.

Hong Kong

Average occupancy rate of Guangdong Investment Tower (the "GDI Tower") has dropped to 83%, compared to 100% in the same period last year. In addition, the current depressed state of the local commercial rental market brought a slight reduction in the average rentals in respect of lease renewals and new leases. Rental for the GDI Tower for the first six months of 2002 amounted to HK$13,628,000 (2001: HK$13,745,000).

Guangdong Parking Limited's interest in the car park located in North Point showed a small operating profit after finance costs (before the property revaluation deficit) of HK$226,000 for the period (2001: an operating loss after finance costs of HK$1,621,000). The improvement in operating result was mainly because of the reduction of interest cost.

Hotels

Mainland China

Most of the hotels in Mainland China have recovered from the depressed conditions prevailing in the second half of 2001. The average occupancy rate of 珠海粵海酒店 (Yue Hai Hotel, Zhuhai) has increased from 69% in last period to 83.9% in current period. However, the average occupancy rate of Guangdong Hotel Shenzhen has decreased to 82.2% (2001: 95%), mainly due to the renovation work being carried out in the hotel during the period under review.

Hong Kong

The entry to World Trade Organisation by China helped to bring a positive impact to the Mainland China economy. This in turn caused the number of Mainland China visitors to Hong Kong to continue to grow steadily.

Despite the keen competition in the Hong Kong hotel market, the average occupancy rate of both the Wharney Hotel and Guangdong Hotel remained high at 92.0% and 88.3% respectively, compared to 87% and 82% in the same period last year.

Cost controls and effective utilisation of available resources have improved the hotel group business (before the hotel property revaluation deficit) in the first six months of 2002, and thereby increasing the attributable profit to the Group from HK$10,819,000 to HK$28,658,000.

Other Business

Brewery

Though the beer market in South China continued to be very competitive, the consolidated turnover and sales volume for the six-month period ended 30 June 2002 of Guangdong Brewery Holdings Limited ("GD Brewery"), respectively, recorded at HK$276,433,000 and 95,000 tonnes, representing a respective increase of 8.9% and 31.9% over the same period last year. As a result of better business opportunities arising from the 2002 FIFA World Cup, an improved distribution network, effective cost controls, interest savings and credit control, GD Brewery was able to increase its attributable profit to the Group, for the current period, from HK$7,260,000 to HK$31,385,000.

Tannery

The attributable loss for the period of Guangdong Tannery Limited to the Group increased by HK$23,560,000, as compared to the same period last year. Provisions for inventories and doubtful debts, respectively, of HK$11,057,000 and HK$32,574,000 were recorded.

Sales for the period decreased by 13.66% compared with 2001 while the gross profit margin dropped from 12.54% in 2001 to 8.7% in 2002.

Malting

The Group's malting business during the period achieved a production of 74,716 tonnes (2001: 89,996 tonnes) and 59,200 tonnes (2001: 66,000 tonnes), respectively, for its Guangzhou plant and Ningbo plant. The respective turnover for Guangzhou plant and Ningbo plant amounted to HK$207,479,000 (2001: HK$221,112,000) and HK$162,847,000 (2001: HK$156,178,000) in the first six months of 2002.

Reduction in the turnover for the malting plants reflected the continuous fierce market competition leading to a drop in unit selling price and production volume, by an average of 2.8% and 13.5% respectively.

Tours/Travel

The Group's tours/travel business showed a substantial decline in the first half of 2002, with an attributable loss to the Group amounted to HK$54,168,000(2001: 8,382,000). The decline was mainly as a result of the sharp price reduction in "Hong Kong Tour" business.

Liquidity, Gearing and Financial Resources

As at 30 June 2002, cash and bank balances of the Group fell by HK$257 million to HK$1,348 million (as at 31 December 2001: HK$1,605 million), balances of which are mostly denominated in Hong Kong dollars (HK$98 million) and Renminbi (HK$1,106 million). This is mainly due to the repayment and prepayment of bank borrowings under debt restructuring agreements during the period. As at 30 June 2002, the Group had financial borrowings amounting to HK$18,426 million (as at 31 December 2001: HK$19,390 million). Of the Group's total financial borrowings, HK$527 million was repayable within one year while the remaining balances of HK$4,787 million and HK$13,112 million would be repayable before or in 2005, and after 2005, respectively.

As at 30 June, 2002, the Group's total available credit facilities amounted to HK$20,075 million, of which HK$18,426 million have been utilised (as at 31 December 2001: HK$21,033 million and HK$19,390 million respectively). The unutilised banking facilities amounting to HK$1,649 million (as at 31 December 2001: HK$1,643 million).

The gearing for the Group as at 30 June 2002 was 2.05 times (as at 31 December 2001: 2.22 times). The improvement came about mainly as a result of the reduction in the level of the Group's financial borrowings due to early prepayments in the first six months of 2002, and an increase in net asset value of the Group.

The existing cash resources and available credit facilities of the Group, together with cash flows generated from its operations, is sufficient to meet the Group's payment obligation and business requirement.

Pledge of Assets

At 30 June 2002, certain of the Group's fixed assets, investment properties and bank deposits, with a total net book value of HK$1,553,165,000 (as at 31 December 2001: HK$1,560,761,000) were pledged to secure general banking facilities granted to the Group.

In addition to the above, a property under development in Mainland China held under a long term lease with a carrying amount of HK$64,000,000 as at 30 June 2002 (as at 31 December 2001: HK$64,000,000) was held by the court in Mainland China as security for the steps taken by the Group to freeze the assets of the defendants in certain PRC legal proceedings.

Capital Expenditure

The Group's total capital expenditure for fixed assets were HK$41 million in the first half of 2002, which related principally to the upgrading of certain facilities of the Water Project and the additions of plant and machinery for the power plant and the tannery business.

Exposure to Fluctuations in Exchange Rates And Related Hedges

As at 30 June 2002, total foreign currency borrowings amounted to HK$6,886 million, of which HK$1,009 million was Renminbi (as at 31 December 2001: HK$7,522 million, of which HK$951 million was Renminbi).

Certain of the Group's foreign currency borrowings which are denominated in United States dollars and Euro (and which amounted to HK$3,112 million as at 30 June 2002) are hedged by currency swap agreements.

Contingent Liabilities – Litigation

– Two separate legal proceedings have been commenced against Guangdong (H.K.) Tours Company Limited ("GD Tours"), a wholly-owned subsidiary of the Company, claiming for damages in respect of traffic accidents in Mainland China involving members of tour groups organized by GD Tours. Both proceedings have reached the stage of discovery.

  Also, subsequent to the balance sheet date, GD Tours received certain claims in respect of another traffic accident in Mainland China involving members of a tour group organized by GD Tours. However, up to the date of this report, no legal proceedings have been commenced in respect of those claims.

  Based on legal advice, the directors are of the opinion that it is premature to estimate the outcome and hence, no provision has been made in the financial statements on account of the claims.

  In any event, according to legal advice, GD Tours is not at fault. It has therefore denied liability and will further continue to vigorously contest all such claims.

– In March 2001, Yue Sheng Finance Limited ("Yue Sheng"), a wholly owned subsidiary of the Company, commenced legal proceedings in Mainland China to recover two outstanding loans in the total sum of HK$40,000,000 together with interest from the two Chinese parties who were the guarantors for those loans. The case has already been heard. However, up to the date of this report, the judgment of the court was still pending.

  After trying without success to dispute the jurisdiction of the Chinese Court in the aforesaid proceedings, the two guarantors together with the borrower of those two loans commenced legal proceedings in Hong Kong against Yue Sheng and a former subsidiary of the Group in July 2001 seeking, inter alia, a declaration that they were under no legal obligation to repay the two loans and compensation. Yue Sheng has been applying to stay or alternatively to strike out the action and will undertake further interlocutory appeal thereon.

  Based on legal advice, the directors are of the view that the claim brought against Yue Sheng is without merit and no provision for the claims of the guarantors and the borrower was considered necessary as at 30 June 2002.

– In January 2002, two subsidiaries indirectly held by the Company, namely Guangdong Enterprises (North America) Fur Holdings Limited ("GDNA") and Harbour Hill International Limited ("Harbour Hill"), commenced an action in the Southern District of New York against a company called Hennessy International Group, Inc. ("HIGI") and its owners/controllers. HIGI is one-third held by GDNA and is an associate of the Group. GDNA and Harbour Hill are attempting to recover approximately US$2.25 million in financing that GDNA and Harbour Hill provided to HIGI. Defendants have counterclaimed for US$2 million, claiming that GDNA and Harbour Hill wrongly terminated HIGI's financing. Since the balance sheet date, the parties have reached a settlement whereby GDNA and Harbour Hill not only were exempted from all liabilities, they also secured certain partial recovery.

  The Directors, based on the settlement reached, consider that no provision would be necessary as at the balance sheet date.

– Following the change in senior management of GD Tannery in June 2002, it was discovered that certain former executives (the "Former Executives") of Nanhai Tannery & Leather Products Co. Ltd. ("Nanhai Tannery") (one of whom was also a former director of GD Tannery) had been involved in certain irregularities. Nanhai Tannery is a wholly owned subsidiary of GD Tannery and is a sino-foreign cooperative joint venture company established in Nanhai, the People's Republic of China (the "PRC").

  Upon discovery of the irregularities, an internal audit team of the Company and its immediate holding company, working with the new management of GD Tannery, conducted a preliminary investigation of the irregularities. The investigation revealed that the Former Executives had apparently been operating a business in parallel to the operations of Nanhai Tannery (the "Parallel Operation") for their own personal gain for a number of years.

  The incident has been reported by GD Tannery to the relevant PRC authorities who have detained the Former Executives in the Nanhai Municipality and seized the relevant documents related to the Parallel Operation for investigations. GD Tannery has also instructed its auditors and the PRC lawyers to carry out special investigations with a view to ascertain the effects of the Parallel Operation on the business of Nanhai Tannery and to advise management of GD Tannery possible recourses against the Former Executives.

  Based on the findings of the auditors and the advice of the PRC lawyers, the directors of GD Tannery are of the opinion that the Parallel Operation should not be incorporated in the financial statements of GD Tannery, and hence, the Group. However, the Parallel Operation appeared to have involved various irregularities in their transactions under the applicable PRC laws and regulations.

  As the investigations of the PRC authorities are still ongoing, it is not possible to ascertain with certainty the consequential actions that may be taken by the PRC authorities for the aforesaid irregularities and the existence or otherwise of any penalties and claims. As of the date of this report, no provision has been made in the financial statements for such contingencies.

7

Number and Remuneration of Employees

As at 30 June 2002, the Group had a total of 6,340 employees. Among the employees, 5,687 were employed by subsidiaries in Mainland China and 653 were employed by the head office and subsidiaries in Hong Kong. Out of the total number, 1,231 were managerial employees of the head office and its subsidiaries. Total remuneration paid for the period under review was approximately HK$145,000,000.

The Group advocates the corporate culture which seeks to excel in terms of financial performance and economic benefit. Performance of staff is reviewed at least annually. Employees' compensation and reward policies are performance driven. People are the Company's key assets and key to success. The Group encourages employees to participate in external training programmes to develop themselves on a continuous basis. For existing employees' career development, the Group provides opportunities through on-the-job training by regular job rotation. The Group continue to control operating costs even more effectively by streamlining organization structure and staffing level and to strengthen the competitive edge of the Group as a whole in the market by enhancing the appraisal, supervision and guidance of management staff, especially those in key positions, and to encourage and stimulate their initiatives and motivation.

The Company has adopted a new share option scheme in May 2002. The purpose of the new share option scheme is to provide incentives to the participants to contribute to the Group and to enable the Group to recruit and retain good quality employees to serve the Group on a long-term basis.

Prospect

Going forward, the Group will continue to proceed with its business and asset restructurings, to take effective measures to maximize the operating efficiency and profit potentials of its businesses, to further improve its management, to optimise its debt structure and to help subsidiaries to secure favorable terms in financing and refinancing.

Following on the series of repayments or prepayments of certain bank debts since the completion of the Group's debt restructuring on 22 December 2000, the Group will continue to further reduce its debt level and improve its gearing ratio with a view to accomplish the refinancing of all of the Group's remaining restructured bank debts well before the scheme period for the debt restructuring coming to an end in June 2005 as originally scheduled.

Though recovery of the economy in the United States and Hong Kong is slow, the business environment in Mainland China is likely to remain favorable in the second half of the year. However, even then the Group is still faced with challenges and opportunities in every segment of its core businesses. In response to these new challenges, the Group will strive to control operating costs and to improve the quality of its management.

The Company recognises its obligation to justify the trust the shareholders have placed on it. The Company takes its long term responsibilities to its shareholders and creditors seriously and values and counts on their continued support for the Company as the Company continues to press ahead with its transformation.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2002 save and except that:-

(i) the Company has issued 12,300,000 new Ordinary Shares to option holders pursuant to the Company's share option scheme during the period; and

(ii) in accordance with the Earnout Agreement, the Company has agreed to allot and issue to GDH Limited, 66,000,000 Ordinary Shares, for each year of the Earnout Period (subject to adjustment, up to a total of 330,000,000 Ordinary Shares) upon the performance of WaterCo meeting the milestones as set out in the Earnout Agreement. As WaterCo has attained the performance milestones for the first, second and third years of the Earnout Period in September 2001, March 2002 and September 2002, respectively. Accordingly the Company has an obligation to issue a total of 198,000,000 Ordinary Shares to GDH Limited pursuant to the Earnout Agreement upon the later of 21 December 2003 and the completion of the Phase IV Renovation Project (expected to be completed in mid-2004). The issuance of any further Ordinary Shares remains contingent upon WaterCo meeting its performance milestones under the Earnout Agreement in subsequent years.

During the six months ended 30 June 2002, no preference shares were converted by way of redemption into Ordinary Shares of the Company.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of the period under review, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed announcement of interim results for the six months ended 30 June 2002 containing all the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (*http://www.hkex.com.hk*) in due course.

By Order of the Board
LI Wenyue
Chairman

Hong Kong, 18 September 2002

The Standard
27th September, 2002

EXEMPTION NO.
82-3772

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GDH

GUANGDONG INVESTMENT LIMITED
(粤海投資有限公司)
(Incorporated in Hong Kong with limited liability)

THRESHOLDS FOR THE APPLICATION OF THE MODIFIED CALCULATION CONCESSION UNDER THE GUIDELINES FOR ISSUERS WITH NEGATIVE OR NEGLIGIBLE NET TANGIBLE ASSETS

The directors of the Company wish to announce that, following the publication of the Company's Interim Report, the figures applicable to the Modified Calculation Concession granted to the Company by the Stock Exchange on 26 April 2002 for the purposes of, amongst others, determining the "assets test" and the "consideration test" under the Listing Rules will be adjusted in light of the latest published balance sheet figures in the Interim Report.

Thresholds for the application of the Modified Calculation Concession under the Guidelines for Issuers with Negative or Negligible Net Tangible Assets

The directors of Guangdong Investment Limited (the "**Company**") wish to announce that, following the publication of the Company's interim report for the six months ended 30 June 2002 (the "**Interim Report**"), the figures applicable to the Modified Calculation Concession granted to the Company by The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") on 26 April 2002 for the purposes of, amongst others, determining the "assets test" and the "consideration test" under certain provisions of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**") will be adjusted in light of the latest published balance sheet figures.

On 26 April 2002 the Stock Exchange approved the Company's application for the right to apply the De-minimis Concession, the Modified Calculation Concession and the Modified Assets Basis (as defined below) as described in the announcement of the Company dated 29 April 2002. Following the publication of the Company's Interim Report, the applicable figures under the Modified Calculation Concession are adjusted in light of the latest published balance sheet figures in the Interim Report for the six months ended 30 June 2002 as described below.

Based on "the gross assets less intangibles and current liabilities" (the "**Modified Assets Basis**"), the consolidated net assets of the Company based on the balance sheet figures in the Interim Report are approximately HK$16,511,892,000.

Application of the Modified Calculation Concession

The monetary thresholds against which the "gross assets less intangibles and current liabilities of the asset to be acquired or disposed of" for the "assets test" and the "consideration for the asset to be acquired or disposed of" for the "consideration test" are to be determined for the purposes of the Modified Calculation Concession to ascertain the type of notifiable transaction under Rules 14.06, 14.09, 14.12 and 14.20 of the Listing Rules are as follows:

(A) ratio of 5% or above but below 15% (adjusted value: HK$825,595,000 or above but below HK$2,476,784,000) — the requirements for discloseable transactions will apply;

(B) ratio of 15% or above but below 25% (adjusted value: HK$2,476,784,000 or above but below HK$4,127,973,000) — the requirements for major transactions will apply;

(C) ratio of 25% or above (adjusted value: HK$4,127,973,000 or above) — the requirements for very substantial acquisitions will apply; and

(D) for acquisition of assets (including securities but excluding cash) by the Company or any of its subsidiaries for consideration that includes securities for which listing will be sought, the requirements for share transactions will apply if the ratio is less than 5% (adjusted value: HK$825,595,000).

Adjustments are made in light of the latest published balance sheet figures in the Interim Report. For the avoidance of doubt, the "profits test" and "equity test" as prescribed by the Listing Rules will continue to apply to the Company and its subsidiaries (the "**Group**") without modification.

Application of the Modified Assets Basis

1. **Application of the Modified Assets Basis to Connected Transactions**

   The monetary thresholds and percentage ratios for the purposes of determining the disclosure and/or shareholder approval requirements for Listing Rules 14.24(5), 14.25(1) and 14.25(2)(b)(i) shall be applied as follows:

   - the monetary threshold in Rule 14.24(5) shall be the higher of either:
     (i) HK$1,000,000, or
     (ii) 0.01% of the Modified Assets Basis (adjusted value: HK$1,651,000).
   - the monetary threshold in Rule 14.25(1) shall be the higher of either:
     (i) HK$10,000,000, or
     (ii) 1.0% of the Modified Assets Basis (adjusted value: HK$165,119,000).
   - the percentage threshold in Rule 14.25(2)(b)(i) shall be 5% of the Modified Assets Basis (adjusted value: HK$825,595,000).

   Adjustments are made in light of the latest published balance sheet figures in the Interim Report.

2. **Application of the Modified Assets Basis while maintaining the Percentage Ratios prescribed under the relevant Listing Rules**

   In relation to the Listing Rules set out below, the Modified Assets Basis shall be the basis for calculating the "net assets" or "net tangible assets" of the Group and, where stated, the relevant percentage ratios and monetary thresholds shall be as follows:

Listing Rule	Applicable Percentage Ratio	Monetary Threshold (Adjusted Value)
Paragraph 17(2) of Appendix 7A	15%	HK$2,476,784,000
Paragraph 16(2) of Appendix 7C	15%	HK$2,476,784,000
Paragraph 36 of Appendix 16	15%	HK$2,476,784,000
Paragraph 5.1 of Practice Note 13	15%	HK$2,476,784,000
Paragraph 3(e)(ii) of Practice Note 15	15%	HK$2,476,784,000

3. **Application of the Modified Assets Basis and different Percentage Ratios**

   In relation to the Listing Rules set out below, the Modified Assets Basis shall be the basis for calculating the "net assets" or "net tangible assets" of the Group and, where stated, the relevant percentage ratios and monetary thresholds shall be as follows:

Listing Rule	Applicable Percentage Ratio	Monetary Threshold (Adjusted Value)
Paragraph 15.2 of Appendix 16	1%	HK$165,119,000
Paragraph 23 of Appendix 16	5%	HK$825,595,000
Paragraph 3.2.1 of Practice Note 19	8%	HK$1,320,951,000
Paragraph 3.2.2 of Practice Note 19	3%	HK$495,357,000
Paragraph 3.3 of Practice Note 19	8%	HK$1,320,951,000

Period for which the De-minimis Concession, the Modified Calculation Concession and the Modified Assets Basis will apply

The Stock Exchange's approval for the use of the De-minimis Concession, the Modified Calculation Concession and the Modified Assets Basis (with figures adjusted following the publication of the Company's Interim Report) remains in effect until the publication or due date of the Company's next annual report, whichever is earlier.

By Order of the Board
Li Wenyue
Chairman

Hong Kong, 26 September 2002

Guangdong Investment Limited
粵海投資有限公司

Interim Report 中期報告
2002



目 錄

公司資料

（截至2002年9月18日）

董事會	武捷思 *（名譽董事長）* 李文岳 *（主席）* 張亞平 *（董事總經理）* 陳祖澤 金紫荊星章、太平紳士* 李國寶博士 金紫荊星章、太平紳士* 鄭慕智 太平紳士* 馮華健 資深大律師* 叶旭全 李偉強 王萬鈞 翟治明 古樹南 王小峰 * *獨立非執行董事*
公司秘書	何林麗屏
核數師	安永會計師事務所
主要往來銀行	荷蘭銀行 中國銀行（香港）有限公司 德國裕寶銀行 法國巴黎銀行 花旗銀行 廣東發展銀行 恒生銀行有限公司 港基銀行 香港上海滙豐銀行有限公司 瑞穗實業銀行 法國興業銀行 渣打銀行
註冊辦事處	香港干諾道中148號 粵海投資大廈27至29樓 電話 : (852) 2860 4368 圖文傳真 : (852) 2528 4386 國際網址 : http://www.gdi.com.hk
普通股過戶登記處	登捷時有限公司 香港中環 夏慤道10號 和記大廈4樓
優先股過戶登記處	粵海投資有限公司 香港干諾道中148號 粵海投資大廈27至29樓

財務摘要

2002年6月30日上半年未經審核綜合業績

	比去年同期 增(+)／減(－)		截至2002年 6月30日止六個月
• 本集團營業額	－ 351百萬港元	至	3,354百萬港元
• 未計財務費用及撥備的經營業務溢利	－ 106百萬港元	至	1,148百萬港元
• 財務費用	－ 184百萬港元	至	636百萬港元
• 撥備	+ 82百萬港元	至	214百萬港元
• 股東應佔淨溢利	+ 114百萬港元	至	243百萬港元

關鍵財務資料（於2002年6月30日）

• **財務借款總額的分析** *(百萬港元)*

貸款到期分析		貨幣		利率	
一年內	527	港元	11,540	浮動	5,068
第2年	904	美元	5,856	固定	13,358
第3至第5年	3,883	歐元	21		
5年以上	13,112	人民幣	1,009		
	18,426		18,426		18,426

• **融資渠道** *(百萬港元)*

	額度 可提用	已提用
定息票據	13,358	13,358
銀行及其他借款	5,273	3,624
浮息票據／債券	1,444	1,444
	20,075	18,426

（*註：* 來自發行125,000,000美元3¹/₄%可贖回累積可換股優先股的融資未計在內，於2002年6月30日餘額約為85,949,000美元。）

• **資產負債表比率** *(%)*

	於2002年 6月30日	於2001年 12月31日
資本負債率	**2.05**	2.22
流動資金比率	**1.32**	1.44

註： 資本負債率指財務負債與資產淨值的比率。
流動資金比率指流動資產與流動負債的比率。

獨立核數師審閱報告

致粵海投資有限公司
董事局

引言

本核數師(以下簡稱「我們」)已審閱 貴公司載於第4頁至第38頁的中期財務報告。

董事之責任

根據香港聯合交易所有限公司證券上市規則,上市公司必須以符合上市規則中相關的規定及香港會計師公會所頒佈的會計實務準則第25號「中期財務報告」的規定編製中期財務報告。中期財務報告由董事負責,並由董事核准通過。

審閱工作

我們是按照香港會計師公會所頒佈的核數準則第700號「中期財務報告的審閱」進行審閱,審閱工作主要包括向管理層作出查詢及分析中期財務報告,並據此評估財務報告中所依據的會計政策是否貫徹運用,賬項編列是否一致,賬項中另有説明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍較審核小,所給予的保證程度也較審核低,因此,我們不會對中期財務報告發表審核意見。

審閱結論

根據這項不構成審核的審閱工作,我們並不察覺截至2002年6月30日止六個月之中期財務報告需作出任何重大修改。

安永會計師事務所
執業會計師

香港
2002年9月18日

未經審核中期財務報告

簡明綜合損益表

截至2002年6月30日止六個月

	附註	截至6月30日止六個月 2002年 千港元 （未經審核）	2001年 千港元 （未經審核）
營業額	2	**3,354,131**	3,705,397
銷售成本		**(1,917,846)**	(2,163,530)
毛利		**1,436,285**	1,541,867
其他收入及收益	2	**50,914**	77,268
銷售及分銷費用		**(96,620)**	(130,227)
行政費用		**(235,175)**	(257,086)
有關終止製造及分銷包裝物料業務的員工賠償金	3(a)	**(552)**	–
已終止的幕牆安裝業務收益	3(c)	**–**	25,534
其他經營費用淨額		**(220,675)**	(135,426)
經營業務溢利	2,4	**934,177**	1,121,930
財務費用	5	**(636,323)**	(820,776)
		297,854	301,154
應佔一間共同控制企業溢利		**25,990**	13,928
應佔聯營公司溢利減虧損		**81,012**	83
除稅前溢利		**404,856**	315,165
稅項	6	**(70,215)**	(55,639)
未計少數股東權益前溢利		**334,641**	259,526
少數股東權益		**(91,620)**	(130,792)
股東應佔經常性業務淨溢利		**243,021**	128,734
每股盈利	8		
－基本		**3.92港仙**	1.92港仙
－攤薄後		**3.90港仙**	不適用

簡明綜合權益變動報告

截至2002年6月30日止六個月

	普通股股本 千港元 (未經審核)	優先股股本 千港元 (未經審核)	普通股溢價賬 千港元 (未經審核)	優先股溢價賬 千港元 (未經審核)	將會發行的普通股 千港元 (未經審核) (附註 21(e))	資本儲備 千港元 (未經審核)	固定資產重估儲備 千港元 (未經審核)	發展基金儲備 千港元 (未經審核)	外滙波動儲備 千港元 (未經審核)	特殊儲備 千港元 (未經審核)	累計虧損 千港元 (未經審核)	合計 千港元 (未經審核)
2002年1月1日	2,566,491	666	5,926,972	665,142	121,440	3,790,383	-	98,742	(67,772)	-	(3,984,567)	9,117,497
行使購股權	6,150	-	384	-	-	-	-	-	-	-	-	6,534
出售一間聯營公司	-	-	-	-	-	-	-	(3,222)	2,366	-	3,222	2,366
本期淨溢利	-	-	-	-	-	-	-	-	-	-	243,021	243,021
撥自損益表	-	-	-	-	-	-	-	1,215	-	-	(1,215)	-
滙兑調整	-	-	-	-	-	-	-	-	(59)	-	-	(59)
因收購行動而額外發行的股份	-	-	-	-	60,720	(60,720)	-	-	-	-	-	-
2002年6月30日	2,572,641	666	5,927,356	665,142	182,160	3,729,663	-	96,735	(65,465)	-	(3,739,539)	9,369,359
2001年1月1日												
如先前所呈報	2,433,818	674	5,841,351	672,888	-	3,913,564	13,135	95,139	(121,692)	145,993	(4,477,737)	8,517,133
往年調整												
會計實務準則第17號(經修訂)－撥入固定資產時無須再凍結的投資物業重估盈餘	-	-	-	-	-	-	(13,135)	-	-	-	13,135	-
重列	2,433,818	674	5,841,351	672,888	-	3,913,564	-	95,139	(121,692)	145,993	(4,464,602)	8,517,133
應計股息沖轉調整	-	-	-	-	-	-	-	-	-	-	49,096	49,096
特殊儲備轉入	-	-	-	-	-	-	-	-	-	(145,993)	145,993	-
由優先股轉為普通股	1,048	(8)	6,706	(7,746)	-	-	-	-	-	-	-	-
發行股本費用	-	-	(30)	-	-	-	-	-	-	-	-	(30)
出售附屬公司	-	-	-	-	-	(21,401)	-	(8,332)	41,839	-	-	12,106
因出售一間附屬公司若干權益而發出	-	-	-	-	-	(2,542)	-	(115)	(67)	-	-	(2,724)
本期淨溢利	-	-	-	-	-	-	-	-	-	-	128,734	128,734
撥自損益表	-	-	-	-	-	-	-	1,886	-	-	(1,886)	-
滙兑調整	-	-	-	-	-	-	-	-	(702)	-	-	(702)
2001年6月30日	2,434,866	666	5,848,027	665,142	-	3,889,621	-	88,578	(80,622)	-	(4,142,665)	8,703,613

簡明綜合資產負債表

2002年6月30日

	附註	2002年 6月30日 千港元 （未經審核）	2001年 12月31日 千港元 （經審核）
非流動資產			
固定資產	9	**10,048,387**	10,364,378
投資物業	10	**2,260,055**	2,332,118
商譽：			
商譽		**954**	1,073
負商譽		**(116,284)**	(105,282)
佔一間共同控制企業權益		**996,634**	972,344
佔聯營公司權益		**703,081**	641,163
訂約合作企業		**191,901**	191,901
其他財務資產		**43,377**	50,245
無形資產		**13,877,707**	14,123,023
其他長期資產		**1,537,035**	1,428,877
		29,542,847	29,999,840
流動資產			
發展中物業	11	**144,873**	173,147
一間訂約合作企業欠款		**53,697**	53,697
應收借款		**1,132**	1,424
其他財務資產		**17,509**	17,585
一間關連公司欠款		**1,536**	1,601
附屬公司少數股東欠款		**9,057**	15,493
同系附屬公司欠款	14	**671**	69,600
直接控股公司欠款	15	**343**	135
存貨		**517,167**	515,373
應收款項、預付款項及按金	12	**947,896**	925,890
已抵押銀行存款及結餘	13	**49,849**	66,305
現金及等同現金	13	**1,298,360**	1,538,442
		3,042,090	3,378,692

簡明綜合資產負債表（續）

2002年6月30日

	附註	2002年 6月30日 千港元 （未經審核）	2001年 12月31日 千港元 （經審核）
流動負債			
應付賬項	16	**(352,865)**	(287,289)
應計負債及其他負債		**(1,082,430)**	(1,036,953)
應付税項		**(21,567)**	(28,628)
欠附屬公司少數股東款項	17	**(295,666)**	(323,684)
欠同系附屬公司款項	14	**(1,641)**	–
欠直接控股公司款項	15	**(3,163)**	(64,069)
銀行及其他計息貸款	18	**(502,028)**	(604,112)
擔保銀行貸款的準備		**(51,308)**	–
		(2,310,668)	(2,344,735)
淨流動資產		**731,422**	1,033,957
總資產減流動負債		**30,274,269**	31,033,797
非流動負債			
銀行及其他計息貸款	18	**(17,559,522)**	(18,420,810)
欠附屬公司少數股東款項	17	**(299,728)**	(265,044)
擔保銀行貸款之準備		**(456,448)**	(558,869)
遞延税項		**(2,285)**	(2,285)
		(18,317,983)	(19,247,008)
少數股東權益		**(2,586,927)**	(2,669,292)
		9,369,359	9,117,497
股本及儲備			
已發行股本	19	**2,573,307**	2,567,157
儲備		**6,796,052**	6,550,340
		9,369,359	9,117,497

簡明綜合現金流轉表

截至2002年6月30日止六個月

	2002年 千港元 （未經審核）	2001年 千港元 （未經審核）
來自經營業務的現金流量		
經營業務所得的現金	**1,630,635**	1,119,381
已收利息	**12,093**	33,032
已付利息	**(657,962)**	(803,356)
融資租約租金付款的利息部份	**–**	(69)
已付予少數股東的股息	**(149,176)**	(74,454)
聯營公司股息	**5,366**	–
已付利得稅	**(64,275)**	(100,292)
經營業務所得現金淨額	**776,681**	174,242
來自投資活動的現金流量		
購買固定資產	**(40,755)**	(37,375)
添置其他長期資產	**(146,732)**	(284,478)
由原存款日起計算多於三個月到期的未抵押銀行存款之（增加）／減少	**(2,197)**	7,640
已抵押銀行存款之（增加）／減少	**16,456**	(2,045)
一間同系附屬公司還款	**74,910**	19,960
投資證券之資金回報	**6,868**	–
出售固定資產所得收入	**86,931**	19,050
出售其他財務資產所得收入	**–**	2,298
增購附屬公司權益	**(7,357)**	(34,134)
出售附屬公司所得收入	**–**	218,576
出售一間已解除綜合附屬公司所得收入	**850**	–
出售一間聯營公司所得收入	**3,761**	–
投資活動動用現金淨額	**(7,265)**	(90,508)
來自融資活動的現金流量		
發行普通股	**6,534**	–
發行股份費用	**–**	(30)
新增銀行貸款	**328,508**	678,883
償還應付票據及粵港控股債務	**(299,176)**	(134,833)
償還債券	**(59,472)**	(76,722)
償還浮動利率票據	**(34,968)**	(57,409)
償還銀行貸款	**(811,258)**	(792,599)
償還擔保銀行貸款之準備	**(51,113)**	(58,100)
償還可轉讓借貸工具	**(37,785)**	–
償還直接控股公司貸款	**(12,692)**	–
償還一間聯營公司貸款	**(37,690)**	–
融資租約租金付款的資本部份	**–**	(16)
融資活動動用現金淨額	**(1,009,112)**	(440,826)
現金及等同現金的減少淨額	**(239,696)**	(357,092)
期初的現金及等同現金	**1,534,634**	1,978,311
外幣滙率調整的淨影響	**(335)**	(759)
期末的現金及等同現金	**1,294,603**	1,620,460

簡明綜合財務報告附註

2002年6月30日

1. 會計政策

該等本集團的未經審核簡明綜合中期財務報告乃按照香港會計師公會頒佈的香港會計實務準則（「會計實務準則」）第25號「中期財務報告」而編製。該等中期財務報告所採用的會計政策及呈報基準與編製2001年12月31日止年度經審核財務報告相同，惟以下新頒佈的／經修訂的會計實務準則於編製本報告期內的簡明綜合財務報告中首次採用：

- 會計實務準則第1號（經修訂）： 「呈報財務報告」
- 會計實務準則第11號（經修訂）： 「外幣呈換」
- 會計實務準則第15號（經修訂）： 「現金流量報告」
- 會計實務準則第33號： 「終止中業務」
- 會計實務準則第34號： 「僱員福利」

其主要影響總結載列如下：

會計實務準則第1號（經修訂）列明財務報告的呈報基準，亦載列有關彼等的結構及其內容最低規定的指引。此項會計實務準則的主要修訂為將呈報已確認損益報告的規定改變為權益變動報告。於本中期期間有關簡明綜合權益變動報告及比較數字已根據經修訂會計實務準則呈報。

會計實務準則第11號（經修訂）列明外幣交易及財務報告的兌換基準。此項經修訂會計實務準則的主要影響為於中國內地及海外經營的附屬公司、一間共同控制企業及聯營公司的損益表須按綜合時中期期間的平均比率兌換，而非如先前規定般按結算日的適用兌換率兌換。本集團已為此項會計實務準則採納轉型式準備，即假如計算往年調整乃切實不可行，則該等會計政策變動將僅適用於現有及未來財務報告。本期間結果蒙受的影響並不重大。

會計實務準則第15號（經修訂）列明以現金流量報告的方式，就現金及等同現金的歷史變動提供資料，將期內現金流量分為經營、投資及融資活動。於本中期期間有關簡明綜合現金流量報告及比較數字已根據經修訂會計實務準則呈報。

會計實務準則第33號列明有關終止中／已終止業務的資料呈報基準。此項會計實務準則的影響為載入額外披露規定（載於簡明綜合財務報告附註3）。

簡明綜合財務報告附註(續)

1. 會計政策(續)

會計實務準則第34號列明有關僱員福利的會計處理方法及披露規定。此項會計實務準則對該等簡明綜合財務報告並無構成重大影響。

2. 分部資料

分部資料以兩種分類形式呈報:(i)首要的分別報告基準以業務劃分和(ii)次要的分部報告基準以地區劃分:

本集團的經營業務乃按產品性質及所提供服務,分開組成及管理,每一分部代表一個策略性業務單位,提供不同產品及服務不同市場:

i. 物業投資分部主要投資於香港的停車場、住宅及商業物業、中國內地及泰國物業,以作收租;此分部亦有物業管理業務,為停車場、住宅及商業物業提供管理及保安服務;

ii. 物業發展分部參與中國內地及香港的住宅、購物商場及酒店發展物業項目;

iii. 基建分部投資於中國內地的收費道路及收費橋樑;

iv. 供水分部於中國內地營運一項供水項目提供淡水予香港、東莞及深圳;

v. 供電分部營運燃煤發電廠提供電力予廣東省;

vi 酒店營運分部營運本集團於香港及中國內地的酒店;

vii. 旅遊及旅遊運輸服務分部組織香港及中國內地旅遊及於香港和香港與廣東省之間提供運輸服務;

viii. 啤酒釀造及分銷分部於深圳生產啤酒並分銷予中國內地及香港;

ix. 麥芽製造及分銷分部生產麥芽供應予中國內地啤酒釀造業;

x. 皮革加工分部將生皮加工成皮革供應予皮具產品製造業;

xi. 百貨營運分部於中國內地營運百貨公司;

簡明綜合財務報告附註（續）

2. 分部資料（續）

xii. 商品貿易分部購入貨品，然後轉售予顧客；

xiii. 皮革產品製造、分銷及銷售分部在中國內地生產皮革產品，並主要於香港出售。此分部已於結算日後粵海制革有限公司（「粵海制革」）（本公司擁有71.56%之附屬公司）出售其於Alpha Universal Limited（「Alpha Universal」）全部60%權益後終止，有關資料載於簡明綜合財務報告附註3(b)；

xiv. 包裝物料製造、分銷及銷售分部在中國內地生產及分銷包裝物料。此分部已於徐州港威彩色包裝有限公司（「徐州港威」）（本公司間接擁有71.56%之附屬公司）在本中期期間悉數出租其所有生產廠房及機器予一第三方後終止，有關資料載於簡明綜合財務報告附註3(a)；

xv. 幕牆安裝分部於香港及中國內地為客戶設計、供應及安裝幕牆及鋁窗。此分部已於本集團於上個中期期間出售其於粵海建業有限公司（「粵海建業」）全部56.17%權益後終止，有關資料載於簡明綜合財務報告附註3(c)；及

xvi. 企業及其他分部主要負責為其他分部提供企業服務。

釐定本集團之地區分類時，有關收入及業績乃根據客戶所處地點歸入各分部。

簡明綜合財務報告附註（續）

2. 分部資料（續）

(a) 業務分部

下表列示本集團業務分部的收入、溢利／（虧損）。

	物業投資 截至6月30日止六個月		物業發展 截至6月30日止六個月		基建 截至6月30日止六個月		供水 截至6月30日止六個月		供電 截至6月30日止六個月		酒店營運 截至6月30日止六個月		小計 截至6月30日止六個月	
	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)
分部收入：														
對本集團外客戶銷售	149,965	150,520	15,179	266,660	4,274	3,811	1,427,804	1,431,635	269,087	204,072	98,872	132,352	1,965,181	2,189,050
分部間互相銷售	40,427	26,490	-	-	-	-	-	-	-	-	1,707	9,310	42,134	35,800
分部間其他收入 *(附註)*	-	475	-	-	-	-	-	-	-	-	-	-	-	475
來自對外的其他收入 *(附註)*	2,256	1,492	3,408	4,252	45	114	-	-	194	398	1,883	900	7,786	7,156
匯兑收益／(虧損)淨額	(321)	(675)	-	456	-	-	-	528	(24)	(1)	333	(457)	(12)	(149)
合計	192,327	178,302	18,587	271,368	4,319	3,925	1,427,804	1,432,163	269,257	204,469	102,795	142,105	2,015,089	2,232,332
分部業績	75,195	111,906	(27,050)	(5,051)	616	(1,149)	824,062	809,076	71,386	60,875	30,950	19,321	975,159	994,978
應佔溢利減虧損：														
一間共同控制企業	-	-	-	-	25,990	13,928	-	-	-	-	-	-	25,990	13,928
聯營公司	-	-	9,077	2	35,027	-	-	-	37,144	(2,225)	-	-	81,248	(2,223)
額外分部資料：														
固定資產減值 *(附註9)*														
土地及樓宇	-	-	-	-	-	-	-	-	-	-	-	-	-	-
生產設備	-	-	-	-	-	-	-	-	-	-	-	-	-	-
發展中物業減值未分配金額	-	-	28,400	32,580	-	-	-	-	-	-	-	-	28,400	32,580

附註： 不包括滙兑收益／（虧損）淨額

簡明綜合財務報告附註（續）

2. 分部資料（續）

(a) 業務分部（續）

	旅遊及旅遊運輸服務		啤酒釀造及分銷		麥芽製造及分銷		皮革加工		百貨營運		商品貿易		小計	
	截至6月30日止六個月		截至6月30日止六個月		截至6月30日止六個月		截至6月30日止六個月		截至6月30日止六個月		截至6月30日止六個月		截至6月30日止六個月	
	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
分部收入：														
對本集團外客戶銷售	87,594	171,460	276,433	249,748	336,584	350,260	199,240	211,615	369,290	358,655	89,838	125,922	1,358,979	1,467,660
分部間互相銷售	2,025	-	-	-	23,234	27,607	-	-	-	-	-	-	25,259	27,607
分部間其他收入（附註）	-	-	-	467	-	-	-	-	-	-	-	-	-	467
來自本集團對外客戶的其他收入（附註）	442	1,056	18,543	22,103	406	116	548	428	3,745	2,081	47	163	23,731	25,947
匯兌收益／（虧損）淨額	25	(119)	(25)	(285)	(105)	(685)	(9)	556	-	-	(28)	(177)	(142)	(710)
合計	90,086	172,397	294,951	272,033	360,119	377,298	199,779	212,599	373,035	360,736	89,857	125,908	1,407,827	1,520,971
分部業績	(54,837)	(1,783)	57,639	22,224	20,898	20,595	(22,760)	11,487	14,454	25,465	(28,677)	6,379	(13,283)	84,367
應佔溢利減虧損：														
一間共同控制企業	-	-	-	-	-	-	-	-	-	-	-	-	-	-
聯營公司	896	1,064	(2,998)	(2,925)	-	-	-	-	1,866	4,233	-	(66)	(236)	2,306
額外分部資料：														
固定資產減值（附註9）														
土地及樓宇	49,000	15,118	-	-	-	-	-	-	-	-	-	-	49,000	15,118
生產設備	-	-	-	-	2,289	-	1,403	-	-	-	-	-	3,692	-
發展中物業減值	-	-	-	-	-	-	-	-	-	-	-	-	-	-
未分配金額														

附註： 不包括匯兌收益／（虧損）淨額

簡明綜合財務報告附註（續）

2. 分部資料（續）

(a) 業務分部（續）

	皮具產品製造中及分銷（終止中）截至6月30日止六個月		包裝物料製造及分銷（已終止）截至6月30日止六個月		幕牆安裝（已終止）截至6月30日止六個月		企業及其他 截至6月30日止六個月		抵銷 截至6月30日止六個月		綜合 截至6月30日止六個月	
	2002年 千港元（未經審核）	2001年 千港元（未經審核）	2002年 千港元（未經審核）	2001年 千港元（未經審核）	2002年 千港元（未經審核）	2001年 千港元（未經審核）	2002年 千港元（未經審核）	2001年 千港元（未經審核）	2002年 千港元（未經審核）	2001年 千港元（未經審核）	2002年 千港元（未經審核）	2001年 千港元（未經審核）
分部收入：												
對本集團外客戶銷售	16,766	15,205	8,324	11,113	-	6,986	4,881	15,383	-	-	3,354,131	3,705,397
分部間互相銷售	-	-	-	-	-	-	-	-	(67,393)	(63,407)	-	-
分部間其他收入（附註）	-	-	-	-	-	-	4,396	2,612	(4,396)	(3,554)	-	-
來自本集團對外客戶的其他收入（附註）	579	169	8	1	-	109	1,414	589	-	-	33,518	33,971
匯兌收益／（虧損）淨額	(42)	(139)	-	-	-	-	(2,495)	5,604	-	-	(2,691)	4,606
合計	17,303	15,235	8,332	11,114	-	7,095	8,196	24,188	(71,789)	(66,961)	3,384,958	3,743,974
分部業績	(144)	(1,221)	(89)	(539)	-	(4,968)	(43,378)	(25,956)	227	14,071	918,492	1,060,732
利息及未分配收益											17,396	64,225
未分配費用											(1,711)	(3,027)
經營業務溢利											934,177	1,121,930
財務費用											(636,323)	(820,776)
應佔溢利減虧損：												
一間共同控制企業	-	-	-	-	-	-	-	-	-	-	25,990	13,928
聯營公司	-	-	-	-	-	-	-	-	-	-	81,012	83
除稅前溢利											404,856	315,165
稅項											(70,215)	(55,639)
未計少數股東權益前溢利											334,641	259,526
少數股東權益											(91,620)	(130,792)
股東應佔經常性業務淨溢利											243,021	128,734
額外分部資料：												
固定資產減值（附註9）												
土地及樓宇	-	-	-	-	-	-	-	-	-	-	49,000	15,118
生產設備	-	-	-	-	-	-	-	-	-	-	3,692	-
發展中物業減值	-	-	-	-	-	-	-	-	-	-	28,400	32,580
未分配金額											-	342
											81,092	48,040

附註： 不包括匯兌收益／（虧損）淨額

簡明綜合財務報告附註(續)

2. 分部資料(續)

(b) 地區分部

下表列示本集團地區分部的收入、溢利/(虧損)。

	香港		中國內地		其他		綜合	
	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
分部收入:								
對本集團外客戶銷售	**185,888**	288,808	**3,157,407**	3,400,844	**10,836**	15,745	**3,354,131**	3,705,397
來自對外客戶的其他收入(附註)	**2,069**	3,663	**29,765**	30,305	**1,684**	3	**33,518**	33,971
滙兑收益/(虧損)淨額	**(103)**	(60)	**(93)**	(994)	**(2,495)**	5,660	**(2,691)**	4,606
來自本集團對外客戶的收入	**187,854**	292,411	**3,187,079**	3,430,155	**10,025**	21,408	**3,384,958**	3,743,974
分部業績	**(145,521)**	4,546	**1,077,028**	1,076,541	**(13,015)**	(20,355)	**918,492**	1,060,732

附註: 不包括滙兑收益/(虧損)淨額

3. 終止業務

(a) 徐州港威的已終止業務

於2002年6月,徐州港威的董事會決定終止其包裝物料產銷業務並將其全部廠房及機器租予一獨立第三方所涉及的賠償事宜,與徐州港威員工進行磋商。徐州港威於2002年6月30日開始出租其廠房及機器,而包裝物料產銷的業務終止亦隨之完成。

因決定終止包裝物料產銷業務,本集團須向員工支付552,000港元作為賠償。

(b) 出售粵海制革持有Alpha Universal的全部60%權益

於2002年6月28日,粵海制革與一獨立第三方訂立一份有條件買賣協議,出售其持有Alpha Universal及其附屬公司(「Alpha Universal集團」)的全部60%權益,作價6,596,000港元(扣除開支)。Alpha Universal集團為經營本集團的皮革製品產銷業務。

於2002年7月15日,粵海制革完成其持有Alpha Universal集團的全部60%權益之出售事宜,且並無對本集團的財政業績造成任何重大影響。此項交易完成後,Alpha Universal不再是本公司的附屬公司,而本集團的皮革製品產銷業務亦隨之終止。

簡明綜合財務報告附註（續）

3. 終止業務（續）

(c) 出售本集團持有粵海建業的全部57.16%權益

於2001年2月10日，本公司與一獨立第三方高陽有限公司簽訂了出售本公司於粵海建業該公司曾經營幕牆安裝業務全部57.16%股本權益的有條件買賣合約（「建業合約」），現金代價為31,483,000港元。根據建業合約，本集團同意寬免粵海建業集團於2001年3月3日結欠本集團的淨額358,000,000港元（其中包括粵海建業集團185,000,000港元的銀行貸款，由本公司以發行應付票據予有關銀行債權人的方式承擔償還責任）及承擔一項粵海建業集團於2000年12月22日為數19,819,000港元的或然負債，詳列於本簡明綜合財務報告附註22(a)。

建業合約交易於2001年3月3日完成，粵海建業不再是本公司的附屬公司而本集團的幕牆安裝業務亦隨之終止。

下文所載為終止中／已終止業務所涉及資產及負債總額於2002年6月30日的賬面值，並按照會計實務準則第33號「終止中業務」的規定一併呈列包裝物料產銷業務、皮革製品產銷業務及幕牆安裝業務於2001年的相關資料以作比較。

	包裝物料產銷業務		皮革製品產銷業務		幕牆安裝業務	
	2002年 6月30日 千港元 （未經審核）	2001年 12月31日 千港元 （經審核）	2002年 6月30日 千港元 （未經審核）	2001年 12月31日 千港元 （經審核）	2002年 6月30日 千港元 （未經審核）	2001年 12月31日 千港元 （經審核）
資產總值	**15,477**	12,721	**15,534**	22,811	**–**	–
負債總值	**(6,687)**	(3,996)	**(5,257)**	(12,382)	**–**	–
資產淨值	**8,790**	8,725	**10,277**	10,429	**–**	–

簡明綜合財務報告附註(續)

3. 終止業務(續)

包裝物料產銷業務、皮革製品產銷業務及幕牆安裝業務截至2001年及2002年6月30日止六個月的營業額、其他收入、開支及日常經營業績如下：

	包裝物料產銷業務 截至6月30日止 六個月		皮革製品產銷業務 截至6月30日止 六個月		幕牆安裝業務 截至6月30日止 六個月	
	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)
營業額	**8,324**	11,113	**16,766**	15,205	**–**	6,986
銷售成本	**(6,089)**	(9,877)	**(5,615)**	(4,707)	**–**	(6,705)
毛利	**2,235**	1,236	**11,151**	10,498	**–**	281
其他收入及收益	**165**	100	**601**	536	**–**	675
銷售及分銷費用	**(840)**	(1,023)	**(6,845)**	(6,349)	**–**	–
行政費用	**(760)**	(754)	**(5,069)**	(5,540)	**–**	(5,322)
其他經營收入／(費用)淨額	**(732)**	–	**41**	–	**–**	–
經營業務溢利／(虧損)	**68**	(441)	**(121)**	(855)	**–**	(4,366)
財務費用	**–**	–	**(32)**	(379)	**–**	(68)
除税前溢利／(虧損)	**68**	(441)	**(153)**	(1,234)	**–**	(4,434)
税項	**–**	–	**–**	–	**–**	–
股東應佔經常性業務利益／(虧損)淨額	**68**	(441)	**(153)**	(1,234)	**–**	(4,434)

簡明綜合財務報告附註(續)

3. 終止業務(續)

截至2001年及2002年6月30日止六個月，包裝物料產銷業務、皮革製品產銷業務及幕牆安裝業務應佔的現金流量淨額如下：

	包裝物料產銷業務 截至6月30日止 六個月		皮革製品產銷業務 截至6月30日止 六個月		幕牆安裝業務 截至6月30日止 六個月	
	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)	2002年 千港元 (未經審核)	2001年 千港元 (未經審核)
經營	**(287)**	(1,210)	**(608)**	(313)	**–**	(1,237)
投資	**154**	12	**(317)**	(189)	**–**	–
融資	**–**	–	**–**	–	**–**	–
現金流出淨額	**(133)**	(1,198)	**(925)**	(502)	**–**	(1,237)

簡明綜合財務報告附註（續）

4. **經營業務溢利**

本集團的經營業務溢利已扣除：

	截至6月30日止六個月	
	2002年	2001年
	千港元	千港元
	（未經審核）	（未經審核）
存貨銷售成本	**1,074,713**	1,241,600
折舊	**207,736**	230,560
攤銷遞延費用*	**3,136**	6,379
攤銷再用包銷物料*	**3,201**	5,159
攤銷經營權*	**244,616**	244,862
攤銷商標*	**700**	700
攤銷預付租金*	**55,048**	–
納入其他經營費用的（利潤）／虧損淨額：		
攤銷商譽	**119**	–
投資物業重估虧損 *（附註10）*	**73,213**	15,000
投資證券減值	**–**	342
持有其他投資的未變現虧損	**76**	3,267
供出售物業準備	**–**	46,736
發展中物業減值 *（附註11）*	**28,400**	32,580
存貨撥備	**10,571**	427
呆賬撥備	**48,655**	18,801
固定資產減值 *（附註9）*	**52,692**	15,118
出售一間附屬公司虧損	**–**	4,628
出售一間附屬公司若干權益虧損	**–**	2,972
出售固定資產虧損	**8,555**	–
出售一間聯營公司虧損	**2,366**	–
應收一間同系附屬公司的款項準備撥回	**(2,619)**	–
出售一間已解除綜合附屬公司的利潤	**(850)**	–
及計入：		
利息收入	**12,093**	40,336
商標的專利權使用費收入	**500**	500
已確認的負商譽*	**5,359**	9,557

* *該等攤銷及期內已確認的負商譽分別列入簡明綜合損益賬內的「銷售成本」及「其他收入及利潤」。*

簡明綜合財務報告附註(續)

5. 財務費用

	截至6月30日止六個月	
	2002年	2001年
	千港元	千港元
	(未經審核)	(未經審核)
須於下列期間內償還的銀行貸款、透支及其他貸款的利息:		
五年內	**83,849**	228,695
五年以上	**562,951**	563,366
擔保銀行借貸準備之利息	**11,162**	28,646
財務租賃利息	**–**	69
	657,962	820,776
減:已包括在預付建築成本的利息	**(22,736)**	–
	635,226	820,776
有關掉期合約的掉期費用攤銷	**1,097**	–
本報告期內的總財務費用支出	**636,323**	820,776

6. 稅項

香港利得稅乃根據本報告期內在香港產生的估計應課稅溢利按16%之稅率(2001年:16%)撥出準備。在中國內地及海外附屬公司的應課稅溢利的稅項則根據現存法規、釋義及實務準則而適用於該等附屬公司的稅率計算。

	截至6月30日止六個月	
	2002年	2001年
	千港元	千港元
	(未經審核)	(未經審核)
本公司及附屬公司:		
香港	**3,046**	1,860
中國內地	**54,999**	52,573
前期少提／(多提)準備	**(831)**	409
	57,214	54,842
應佔稅項來自:		
共同控制企業	**441**	446
聯營公司	**12,560**	351
本報告期內稅項	**70,215**	55,639

簡明綜合財務報告附註（續）

7. 股息

董事會並不建議派發截至2002年6月30日止六個月本公司普通股（「普通股」）中期股息（2001年：無）。

於2002年6月30日，本公司累計（但未宣派）3¼%可贖回累積可換股優先股（「優先股」）固定股息為81,342,000港元（於2001年12月31日：70,448,000港元），由1998年10月7日起計之該累計股息不會計算利息。

8. 每股盈利

截至2002年6月30日止六個月的基本及攤薄後每股盈利連同2001年同期的比較數字乃按以下基準計算：

	截至6月30日止六個月	
	2002年 千港元 （未經審核）	2001年 千港元 （未經審核）
盈利：		
股東應佔淨溢利	**243,021**	128,734
減： 優先股之贖回溢價準備	**(26,524)**	(24,661)
優先股股息	**(10,894)**	(10,500)
用以計算基本及攤薄後每股盈利	**205,603**	93,573
股數：		
已發行普通股的加權平均數	**5,136,914,717**	4,867,775,865
從當所有必須條件已符合之日起計因收購行動而需要發行的額外股份效應	**104,450,000**	–
用以計算基本每股盈利	**5,241,364,717**	4,867,775,865
已發行普通股的加權平均數	**5,136,914,717**	
假設期內尚未行使的所有購股權以零代價發行	**2,940,286**	
從期初起因收購行動而將予發行額外股份的效應	**132,000,000**	
用以計算攤薄後每股盈利	**5,271,855,003**	不適用

簡明綜合財務報告附註(續)

8. 每股盈利(續)

作為本公司於2000年收購GH Water Supply (Holdings) Limited(粵港供水(控股)有限公司)(「粵港控股」)81%的權益(「收購行動」)的部分代價,本公司承諾從2000年12月22日起計五年內(「附加獎勵期」),根據粵港控股旗下的廣東粵港供水有限公司(「供水公司」)的業績表現,每年向廣東控股有限公司發行66,000,000股普通股(「額外股份」),以達到本公司與廣東控股有限公司於2000年12月22日訂立附加獎勵協議(「附加獎勵協議」)所載之指標。有關該項責任的詳情載於有關本公司於2000年9月15日有關收購行動的股東通函(「收購行動通函」中)。

根據附加獎勵協議,供水公司分別於2001年9月、2002年3月及2002年9月獲得附加獎勵期第一年、第二年及第三年的業績指標。因此,根據附加獎勵協議,本公司應於2003年12月21日及改造工程,包括東深供水項目之第四期擴建(「第四期改造工程」)預計於2004年中完成時(兩者以較後日期為準)履行責任,向廣東控股有限公司發行合共198,000,000股額外股份。詳情載於本簡明綜合財務報表附註21(e)。

附加獎勵期第一年及第二年所發行132,000,000股額外股份的影響已一併計入本期內基本及攤薄後每股盈利的計算。然而,由於有關的業績指標須於2002年9月結算日後才達到,因此附加獎勵期第三年發行66,000,000股額外股份的影響並無計入本期內基本及攤薄後每股盈利的計算中。

於本期內,本公司優先股的行使並無正面攤薄效應。

由於(i)本公司額外股份的或然發行及購股權的行使並無攤薄效應;及(ii)本公司可換股債券及優先股的行使並無正面攤薄效應,因此並未列示截至2001年6月30日止六個月的攤薄後每股盈利。

9. 固定資產

固定資產的減值虧損乃源於廣東(香港)旅遊有限公司若干土地及樓宇的使用價值減少49,000,000港元,以及本集團的麥芽廠若干生產設施的使用價值減少2,289,000港元及制革設備價值減少1,403,000港元。土地及樓宇的減值虧損乃根據專業估值來確定,而生產設施則被認為不具有任何可恢復價值。

10. 投資物業

基於獨立專業估值師之意見,董事按現時用途於2002年6月30日,認為本集團的投資物業的重估虧損約為73,213,000港元,並已列於簡明綜合損益表。

簡明綜合財務報告附註（續）

11. 發展中物業

發展中物業的減值虧損28,400,000港元乃源於出售本集團於香港的若干發展中物業，及本集團最近與一位有意買家就出售本集團於中國內地若干物業所進行的磋商。減值虧損乃根據董事以隨後的成交價及近期與有關買家的商討結果作為參考對該等發展中物業市值的評估。

12. 應收賬項、預付款項及按金

應收賬項、預付款項及按金內的本集團客戶應收貿易賬項為689,336,000港元（於2001年12月31日：541,560,000港元）。

除對新客戶要求預付的款項外，本集團與大多數客戶的交易條款均為賒銷。所有發票通常要求在30日至180日內支付。對每一客戶賒銷期限均已設定。本集團正尋求加強對應收賬項的監控，以便將壞賬風險減至最低。本集團高級管理層會定期對逾期應收款作檢討。

本集團於結算日應收賬項的賬齡分析（按繳款到期日）如下：

	2002年 6月30日 千港元 （未經審核）	2001年 12月31日 千港元 （經審核）
三個月內	**720,662**	540,609
超過三個月但少於六個月	**9,848**	6,496
超過六個月但少於一年	**18,500**	16,432
超過一年	**218,697**	283,228
	967,707	846,765
減：呆壞賬準備	**(278,371)**	(305,205)
	689,336	541,560

此外，為與本期間所採納的呈報基準保持一致，本集團已將部份預付租金由其他長期資產重新分類至應收款項、預付款項及按金。有關的預付租金為數110,097,000港元，乃支付作本集團就現有的露天水道及水渠租賃若干固定資產及土地之用，並於2001年12月31日未來的12個月進行攤銷。董事認為，有關的呈報更能反映結餘的基本性質。

簡明綜合財務報告附註(續)

13. 現金及等同現金及已抵押銀行存款及餘額

	2002年 6月30日 千港元 (未經審核)	2001年 12月31日 千港元 (經審核)
現金及銀行結存	**1,162,902**	1,258,150
定期存款	**185,307**	346,597
	1,348,209	1,604,747
減: 已抵押銀行存款及定期存款餘額(用於貿易設施)	**(19,575)**	(19,873)
已抵押銀行存款及定期存款餘額(用於自結算日起計一年內應償還的銀行借貸)	**(28,795)**	(42,401)
已抵押銀行存款餘額(用於獲得本集團持有的待售物業的若干買家的按揭貸款)	**(1,479)**	(4,031)
	(49,849)	(66,305)
現金及等同現金	**1,298,360**	1,538,442

於2002年6月30日,本公司及若干附屬公司的現金及銀行結存為177,000,000港元(於2001年12月31日:309,000,000港元)均受制於其個別債務重組文件中的若干安排。根據其個別債務重組文件,本公司及此等附屬公司可於(其中包括)提前還債前不時保留最高額合共275,000,000港元(於2001年12月31日:365,000,000港元)的現金及銀行結存作為營運用途。

除以上提及的275,000,000港元(於2001年12月31日:365,000,000港元,粵港控股集團須按其與其他人士於2000年12月22日所簽訂之一份協議,保留若干現金及銀行結存用作償還銀行貸款利息,償還債務及分派予粵港控股集團股東的用途,於2002年6月30日,留作此用途的現金金額為3,944,000港元(於2001年12月31日:130,766,000港元)。

14. 應收/應付同系附屬公司

於2002年6月30日,應收同系附屬公司的款項包括:向百粵金融財務有限公司(「百粵金融」)提供42,175,000港元(於2001年12月31日:67,965,000港元)的無抵押有息貸款,並撥備42,175,000港元(於2001年12月31日:48,156,000港元),年息介乎倫敦銀行間同業拆放年利率(「LIBOR」)加1.8%至香港銀行間同業拆放年利率(「HIBOR」)加1.8%,並根據百粵金融的銀行債務重組協議中列明的條款進行償還。與同系附屬公司間的其餘債務均為無抵押、免息,亦無固定的償還期限。

簡明綜合財務報告附註（續）

15. **應收／應付直接控股公司**

應收直接控股公司廣東控股有限公司的款項為無抵押、無息，亦無固定償還期限。

應付直接控股公司的款項分析如下：

	2002年 6月30日 千港元 （未經審核）	2001年 12月31日 千港元 （經審核）
不計息部份	**3,163**	64,069
計息部分（載列於附註18）	**100,549**	113,241
	103,712	177,310

上述應付直接控股公司款項的不計息部分為無抵押、無息，亦無固定的償還期限。

上述應付直接控股公司款項的計息部分為無抵押，截至2002年9月止，年息為4%，其後，適用利率為中國內地銀行借貸利率及存款利率的平均數。

16. **應付賬項**

本集團於結算日應付賬項的賬齡分析（按繳款到期日）如下：

	2002年 6月30日 千港元 （未經審核）	2001年 12月31日 千港元 （經審核）
三個月內	**272,885**	225,692
超過三個月但少於六個月	**4,375**	6,178
超過六個月但少於一年	**22,099**	1,648
超過一年	**53,506**	53,771
	352,865	287,289

簡明綜合財務報告附註（續）

17. 應付附屬公司的少數股東

於結算日，應付附屬公司少數股東的款項為無抵押及分析如下：

	2002年 6月30日 千港元 （未經審核）	2001年 12月31日 千港元 （經審核）
計息部份借款（載列於附註18）：		
流動部份	**962**	–
非流動部份	**41,486**	42,448
	42,448	42,448
不計息借款：		
流動部份	**295,666**	323,684
非流動部份	**299,728**	265,044
	595,394	588,728
	637,842	631,176

應付附屬公司少數股東款項的流動部分並無抵押，年息為倫敦銀行間同業拆放年利率高2%。

18. 銀行及其他計息借款

	於2002年6月30日			於2001年12月31日		
	流動債務 千港元 （未經審核）	非流動債務 千港元 （未經審核）	合共 千港元 （未經審核）	流動債務 千港元 （經審核）	非流動債務 千港元 （經審核）	合共 千港元 （經審核）
銀行貸款及透支額	**329,724**	**2,786,663**	**3,116,387**	540,812	3,058,193	3,599,005
債券	**59,690**	**531,017**	**590,707**	–	650,179	650,179
浮息票據	**35,100**	**312,251**	**347,351**	–	382,349	382,349
應付票據及粵港控股債務	**13,226**	**13,475,564**	**13,488,790**	–	13,786,870	13,786,870
可轉讓貸款票據	**37,926**	**337,392**	**375,318**	–	413,140	413,140
應付直接控股公司（*附註15*）	**25,400**	**75,149**	**100,549**	25,610	87,631	113,241
應付附屬公司的少數股東（*附註17*）	**962**	**41,486**	**42,448**	–	42,448	42,448
應付聯營公司	**–**	**–**	**–**	37,690	–	37,690
	502,028	**17,559,522**	**18,061,550**	604,112	18,420,810	19,024,922

簡明綜合財務報告附註（續）

19. 股本

	2002年 6月30日 千港元 （未經審核）	2001年 12月31日 千港元 （經審核）
法定股本：		
8,000,000,000股每股面值0.50港元的普通股	**4,000,000**	4,000,000
200,000股每股面值1.00美元的3¹/₄%優先股	**1,549**	1,549
	4,001,549	4,001,549
已發行及繳足股本：		
5,145,282,672股每股面值0.50港元的普通股 （2001年：5,132,982,672股普通股）	**2,572,641**	2,566,491
85,949股每股面值1.00美元的3¹/₄%優先股 （2001年：85,949股優先股）	**666**	666
	2,573,307	2,567,157

期內，合共12,300,000股普通股按每股0.5312港元發行予若干購股權持有人，現金總代價為6,533,760港元。

購股權

於期內可認購本公司普通股股份之購股權變動如下：

	按以下每股行使價* 可認購普通股之購股權數目							
	4.536港元	2.892港元	3.024港元	0.5312港元	0.74港元	0.814港元	0.816港元	合計
於2002年1月1日結存	1,490,000	6,005,000	5,350,000	167,000,000	19,500,000	–	–	199,345,000
於期內授予的購股權	–	–	–	–	–	60,300,000	31,393,939	91,693,939
於期內行使的購股權	–	–	–	(12,300,000)	–	–	–	(12,300,000)
於期內作廢的購股權	(1,490,000)	(45,000)	(1,350,000)	–	(1,000,000)	–	–	(3,885,000)
於2002年6月30日結存	–	5,960,000	4,000,000	154,700,000	18,500,000	60,300,000	31,393,939	274,853,939

* 可予調整

簡明綜合財務報告附註(續)

19. 股本(續)

購股權(續)

於2002年6月30日尚未行使的購股權最遲將於2007年日11月7日辦公時間結束前,或倘該日為非營業日,則在2007年11月7日前一個營業日的辦公時間結束前到期。假設上述購股權的行使價並未作任何調整,而尚未行使之購股權分別以其當時的行使價悉數行使,則須增發274,853,939股普通股,並可獲約199,901,000港元之現金(未扣除發行費用)。

美國預託證券

花旗銀行就普通股設立美國預託證券(「美國預託證券」)計劃,美國預託證券計劃的註冊聲明由美國證券及交易委員會於1994年8月5日宣布生效。最多16,000,000股美國預託股份(即160,000,000股普通股)可根據美國預託證券計劃在美國進行場外交易。概無任何新股由於美國預託證券計劃已發行或預期將予發行。

美國預託證券計劃設立的目的旨在擴大本公司的投資者基礎。本公司已委任花旗銀行為美國託管證券計劃的預託銀行。

20. 簡明綜合現金流轉表附註

(a) 收購附屬公司

於本報告期內,本公司根據粵港控股股東協議的條款就若干現有股東希望轉讓的若干粵港控股股份行使其優先購買權。於本報告期內,本公司合共以7,357,000港元增購了粵港控股中0.40%的權益。由於該等收購,本公司在粵港控股中的持股量增至81.83%,並產生為數16,361,000港元的負商譽。

截至2001年6月30日止六個月,本公司合共以34,134,000港元收購了若干附屬公司的額外權益,並產生為數105,646,000港元的負商譽。

(b) 出售附屬公司及聯營公司

除如簡明綜合財務報表附註3(b)所述粵海制革出售其於Alpha Universal 60%的全部權益外,本集團於本報告期內亦進行以下出售:

於2001年12月28日,本公司與中山投資有限公司(「中山投資」)的另一名股東訂立有條件協議,以人民幣4,000,000元出售本公司於中山投資全部38.4%的權益。此項交易於2002年2月完成,以致本集團於期內產生2,366,000港元的虧損。

簡明綜合財務報告附註（續）

20. 簡明綜合現金流轉表附註（續）

(b) 出售附屬公司及聯營公司（續）

2001年7月27日，本公司與中國合資企業夥伴就本公司以代價850,000港元出售本公司於廣州市南方大廈有限公司（「南方大廈」）全部56.01%的權益一事簽訂有條件協議。此宗交易於2002年4月完成。南方大廈原為本公司的附屬公司，其財務報告已於較早年度不再納入本集團的財務報告。出售一事於為本集團於期內帶來850,000港元的溢利，金額相當於本公司於較早年度為南方大廈的全部權益作出撥備的全數，作為本公司剝離非核心業務過程的一部份。

截至2001年6月30日止六個月，除本集團出售其於粵海建業的全部權益外（詳情載於簡明綜合財務報告附註3(c)），本集團亦已向廣東控股有限公司出售其於粵海集團（深圳）有限公司全部70%的權益，現金代價為206,000,000港元，在出售此附屬公司時已確認4,628,000港元的虧損。

(c) 現金及等同現金

在現金流轉報告中的現金及等同現金乃包括下列的結算金額：

	2002年 千港元 （未經審核）	2001年 千港元 （未經審核）
資產負債表的現金及等同現金	**1,298,360**	1,660,996
由原存款日起計算超過三個月到期的未被抵押銀行存款	**(3,649)**	(39,093)
由原借出日起計算少於三個月到期的銀行透支	**(108)**	(1,443)
於6月30日，於現金流轉表的現金及等同現金	**1,294,603**	1,620,460

(d) 主要非現金交易

(i) 期內，本公司擁有49%的聯營公司Guangdong Power Investment Limited（「GDPI」）將股東貸款合共226,732,000港元撥充資本，按GDPI股東所持股本權益依比例增加股本。故此，本集團因應由於股東貸款撥充資本而增加分佔聯營公司資產淨值111,088,000港元，同時削減相同金額的聯營公司欠款，以反映出本集團於GDPI資本的權益的增加。

(ii) 於期內，本集團以轉讓其於一間附屬公司之若干權益與其債權人用以償還一項債務，金額為12,293,000港元，有關之虧損2,972,000港元已經反映。

簡明綜合財務報告附註（續）

21. 承擔

(a) 本集團根據營業租約安排租賃若干辦公室物業。該等物業租約的年期乃經磋商釐定，由一年至四年不等。

於2002年6月30日，本集團於有關土地及樓宇的不可撤消營業租約在未來的最低租金總額如下：

	2002年 6月30日 千港元 （未經審核）	2001年 12月31日 千港元 （經審核）
一年內	**8,599**	8,582
第二年至第五年（包括首尾兩年）	**2,994**	2,627
	11,593	11,209

(b) 物業、機器及設備的資本承擔：

已訂約	**15,023**	23,504
授權，但未訂約	**6,444**	942
	21,467	24,446

(c) 其他資本承擔：

已訂約	**–**	32,420

(d) 根據由供水公司與廣東省供水工程管理總局「供水局」於2000年12月15日簽訂的「工程、採購、建設合同」，供水局獲委託負責第四期改造工程的統籌、工程的實施、採購及建設。此外，倘第四期改造工程的最終成本超出預計總成本47億元人民幣，則供水局須負責籌借任何超支的款項。

在47億元人民幣的成本中，25.3億元人民幣乃源自香港特別行政區政府向廣東省政府就第四期改造工程所授出的免息貸款，以及由多間國內銀行借出21.7億元人民幣年息5.589%的貸款。於2002年6月30日，合共10億元人民幣（2001年12月31日：8.1億元人民幣）的總額已從該等銀行中提用。

簡明綜合財務報告附註(續)

21. 承擔(續)

(e) 根據附加獎勵協議,本公司承諾於2003年12月21日及第四期改造工程完成時(兩者以較後日期為準)發行1.98億股額外股份予廣東控股有限公司。第四期改造工程計劃於2004年中完成。

本公司將視乎供水公司能否達到若干未來表現,根據附加獎勵協議進一步發行餘下1.32億股額外股份。

誠如收購行動通函所指,經過與廣東控股有限公司的磋商後,本公司董事局(「董事局」)已決定將或會發行額外股份的發行價釐定為每股1.20港元,價格與收購行動完成時發行予廣東控股有限公司2,300,000,000股普通股(「代價股份」)的每股發行價相同。上文所述1.20港元的發行價(「通函定價」)乃參考(尤其是)東深供水項目的價值而釐定,就收購行動提供意見的獨立財務顧問及董事局(包括獨立非執行董事)均認為該價值公平合理,並已在2000年10月18日的股東大會上獲得本公司股東批准。有關釐定通函定價及東深供水項目的估值詳情載於收購行動通函。

由於會計實務準則第30號於2001年1月1日起之年度財務報告生效並採用,本集團及本公司須按收購行動完成當天的現行市場價格(每股普通股0.92港元)(「市場價」)為即將發行的額外股份入賬,而並非以去年記錄收購行動時所採用的通函定價。因此,關於本公司有責任即將發行1.98億股(2001年12月31日:1.32億股)額外股份已按市場價計算共182,160,000港元(2001年12月31日:121,440,000港元)計入本集團及本公司的儲備中(見「即將發行之普通股」),同時亦相應增加本公司於粵港控股的投資成本,及相應減少本集團有關收購粵港控股的資本儲備以反映本集團及本公司的粵港控股收購代價存在的若干不確定因素已經體現。附加獎勵協議的所有權利和責任維持不變。本公司遵照及履行附加獎勵協議的所有責任將維持不受影響。

(f) 根據供水公司的公司章程,少數股東(亦為直接持有供水公司1%權益的本公司最終控股公司廣東粵港投資控股有限公司(「粵港投資」)並無權享有供水公司經營首15年的任何可分派溢利,以及於該段期間將100%的可分派溢利付予粵港控股。由經營業務的第16年起,供水公司經營首15年可分派溢利的1.01%,連同按單利年利率計算未派付可分派溢利的8%(統稱為「遞延股息」)將會派付予粵港投資。在粵港投資全數收取遞延股息後,供水公司所有可分派溢利會被派發予粵港控股及粵港投資,並將按照於餘下經營期間彼等在供水公司各自的股本權益分派。

簡明綜合財務報告附註（續）

21. 承擔（續）

(g) 於2001年2月13日，本公司就出售其於中山電力（香港）有限公司（「中山電力（香港）」）全數95%的股本權益及股東貸款，簽訂有條件買賣協議。代價（包括賠償中斷的保證溢利）為16,760,000美元。董事相信出售該投資項目會帶來收益。此外，作為出售的其中一項先決條件，由中山電力（香港）持有的合作企業中山火力發電廠須全數清還其欠本公司全資附屬公司粵昇財務有限公司（「粵昇」）的所有債務連同利息。截至本報告刊發日期止，此項交易尚未完成。

(h) 本集團與一名獨立第三方於2001年3月20日就本集團以總代價人民幣30,000,000元出售其於廣東南華水泥有限公司（由粵海建材（國際）有限公司（「建材國際」）持有）70%的股權一事簽訂一份初步協議。建材國際乃本公司全資附屬公司，其財務報告已於較早年度不再納入本集團的財務報告。當完成時，出售事項將為本集團帶來淨值的增加，因為作為終止非核心業務進程的一部分，本公司於較早年度已為其於建材國際集團全部權益作出全額撥備。截至本報告刊發日期止，此項交易尚未完成。

(i) 2002年6月30日，本集團若干附屬公司承諾向彼等的國內合資企業夥伴於各自的合資企業期內支付年費。為數合共808,000港元（2001年12月31日：808,000港元）的款項會於下一年度支付。

22. 或然負債

	2002年 6月30日 千港元 （未經審核）	2001年 12月31日 千港元 （經審核）
(a) 擔保：		
就銀行給予粵海建業之全資附屬公司富藝工程有限公司的合約承擔而作出的擔保 *(附註3(c))*	**19,819**	19,819
就給予一間同系附屬公司的銀行信貸而作出的擔保	**3,165**	8,791
就給予本集團的物業買主提供按揭貸款的銀行而作出的擔保	**3,367**	34,499
就給予聯營公司的物業買主提供按揭貸款的銀行而作出的擔保	**644**	1,012
	26,995	64,121

簡明綜合財務報告附註（續）

22. 或然負債（續）

(b) 於2001年3月，粵昇為討回兩筆合共4,000萬港元的債項連同利息，在中國內地向該等債務的兩名擔保人提出訴訟。該宗訴訟已聆訊完畢。然而，截至本報告刊發日期止，有關案件仍然有待裁決。

經嘗試在中國法院就上述訴訟的司法管轄權提出爭辯失敗後，該兩名擔保人和兩筆欠款的債務人於2001年7月在香港向粵昇和本集團一間前附屬公司提出訴訟，要求（其中包括）獲得一項聲明，表示彼等並無法律責任償還該兩筆債項和賠償。粵昇正繼續申請擱置或撤銷訴訟，並將就此進一步提出非正審上訴。

基於法律意見，董事認為粵昇所遭受的索償並無理據，因此於2002年6月30日毋須就該等擔保人和借款人提出的索償提撥準備。

(c) 於2002年1月，本公司兩家間接持有的附屬公司—Guangdong Enterprises (North America) Fur Holdings Limited（「GDNA」）與港峯國際有限公司（「港峯」）於紐約南區入稟法院起訴Hennessy International Group Inc.（「HIGI」）和其持有人／控制人。HIGI有三分一權益由GDNA持有，亦為本集團的聯營公司。GDNA和港峯試圖討回向HIGI提供的225萬美元貸款。與訟人提出反索償200萬美元，指稱GDNA和港峯不當地終止向HIGI提供財務融資。自結算日後，訴訟雙方已達成和解，據此，GDNA和港峯不但獲豁免所有責任，更討回部分款項。

鑑於雙方已達成和解，董事認為，於結算日毋須就此提撥準備。

(d) 本公司一間全資附屬公司—廣東（香港）旅遊有限公司（「廣東旅遊」）因其主辦的旅遊團團友在中國內地發生交通意外而面臨兩宗獨立的法律訴訟。兩宗法律訴訟均已達致文件交換階段。

此外，於結算日後，廣東旅遊因其主辦的旅遊團團友在中國內地發生交通意外而接獲若干索償要求。然而，截至本報告刊發日期止，有關索償仍未展開法律訴訟。

基於法律意見，董事認為目前對訴訟結果作出估計實乃言之尚早，因此並無就該等索償於簡明綜合財務報告中提撥準備。

根據法律意見，廣東旅遊在事件中並無錯失，因此已否認需負上法律責任，並會繼續就該等索償堅決提出抗辯。

簡明綜合財務報告附註(續)

22. 或然負債(續)

(e) 於粵海制革在2002年6月更換高級管理人員後,發現南海皮廠有限公司(「南皮」)若干前行政人員(「該等前行政人員」)(一位亦為粵海制革的前董事)涉及若干不當行為。南皮為粵海制革的全資附屬公司,是在中華人民共和國(「中國」)南海市成立的中外合作經營企業。

在發現上述不當行為時,本公司及其直接控股公司的內部審核小組,即與粵海制革有限公司的新管理層就有關不當行為展開初步調查。調查發現,該等前行政人員在經營南皮業務之同時,多年來一直進行私自經營活動(「私自經營活動」),以謀取個人利益。

粵海制革已向中國有關當局報告上述事件,而有關當局亦已將該等前行政人員扣留在南海市,並且扣押與私自經營活動有關的文件作調查用途。粵海制革已指示其核數師及中國律師展開特別調查,藉以確定私自經營活動對南皮業務所構成的影響,並就追索該等前行政人員的可能性向粵海制革管理層提供意見。

根據核數師的調查結果和中國律師的意見,粵海制革的董事認為,私自經營活動不應納入粵海制革的財務報告內,因此亦不應納入本集團的財務報告。然而,私自經營活動似已違反若干中國適用法律及法規。

鑑於中國有關當局目前仍在調查有關事件,因此,現時無法確切肯定中國當局就上述不當行為可能採取的相應行動,或會否作出任何刑罰和索償。於本報告刊發日期,本報告並無就該等或有負債提撥準備。

簡明綜合財務報告附註（續）

23. 有關連人士交易

除於本簡明綜合財務報告其他環節所述的交易外，期內本集團尚有以下有關連人士交易：

		截至6月30日止六個月	
		2002年	2001年
		千港元	千港元
	附註	（未經審核）	（未經審核）
出售電力予一附屬公司的少數股東	(i)	**(269,087)**	(204,072)
向廣東控股有限公司及其若干附屬公司收取的租金	(ii)	**(3,695)**	(3,764)
收取同系附屬公司百粵金融的利息收入	(iii)	**(1,004)**	(4,076)
向廣東控股有限公司及其若干附屬公司收取的一般電腦及SAP財務系統的保養服務費	(iv)	**(1,280)**	–
支付予下列各方的利息支出：			
－附屬公司的少數股東	(v)	**849**	2,146
－廣東控股有限公司及其若干附屬公司	(vi)	**71,678**	65,295
支付予附屬公司少數股東的年費	(vii)	**404**	5,252
支付予一間同系附屬公司的維修及保養服務費	(viii)	**459**	–
支付予一間同系附屬公司的物業管理費	(ix)	**1,888**	–
支付予一間同系附屬公司的工程設施建設成本	(x)	**1,643**	–

簡明綜合財務報告附註(續)

23. 有關連人士交易(續)

附註:

(i) 根據附屬公司與其少數股東於1994年4月23日簽訂的營運協議,該少數股東同意購買由該附屬公司所產出的所有電力。出售電力的價格乃根據中國有關政府機構訂立的價格。於2002年6月30日欠該附屬公司少數股東款項為145,265,000港元(2001年12月31日:123,025,000港元)。

(ii) 租金收入乃來自按照彼等各自的租約,租賃若干本集團辦公室物業予廣東控股有限公司及其若干附屬公司所得。於結算日,本集團與廣東控股有限公司之間的結餘載於簡明綜合財務報告附註15,據此,除簡明綜合財務報告附註14所披露者外,本集團與該等同系附屬公司之間並無任何結餘。

(iii) 在本公司向廣東控股有限公司轉讓其於百粵金融的全部權益作為收購行動的部份代價前,百粵金融乃本公司的全資附屬公司。於2002年6月30日,百粵金融為廣東控股有限公司及本公司一間同系附屬公司全資附屬公司。在收購行動前,利息收入乃來自本公司向百粵金融借出的貸款。有關的詳情,包括貸款的條款,載於簡明綜合財務報告附註14。此外,於收購行動前,本公司與本公司前重大股東粵海企業(集團)有限公司已共同及個別就授予百粵金融的若干銀行貸款作出無條件擔保。於2002年6月30日,該等所擔保的未償還銀行貸款金額為499,000港元及348,000美元(2001年12月31日:1,358,000港元及953,000美元)。

(iv) 根據本公司與廣東控股有限公司及該等同系附屬公司訂立的各自協議,本公司於期內向廣東控股有限公司及其若干附屬公司提供若干一般電腦及SAP財務系統保養服務。於結算日,本集團與廣東控股有限公司之間的結餘載於簡明綜合財務報告附註15。除簡明綜合財務報告附註14所披露者外,本集團與該等同系附屬公司之間並無任何結欠款項。

(v) 因向本公司附屬公司的少數股東借款而產生的利息支出,有關詳情(包括條款)於簡明綜合財務報告附註17披露。

(vi) 本集團於2002年6月30日因(a)向廣東控股有限公司借款達100,549,000港元(2001年12月31日:113,241,000港元)而產生的利息支出(有關詳情載於簡明綜合財務報告附註15);及(b)廣東控股有限公司及其若干附屬公司於2002年6月30日因持有若干銀行債務及本集團的粵港控股債務達2,068,500,000港元(2001年12月31日:1,882,247,000港元)而產生的利息支出。

(vii) 本集團根據中外合作合營協議支付的年費。

(viii) 本公司一家同系附屬公司因向供水公司的廠房及機器進行維修及保養而產生的服務費。有關服務乃根據供水公司及同系附屬公司訂立的現有施工安排所須簽訂的合同而提供。於結算日,本集團與該同系附屬公司之間並無任何結欠款項。

(ix) 根據供水公司與同系附屬公司訂立的協議條款而簽訂的合同,本公司一家同系附屬公司據此因向供水公司提供物業管理服務而產生的管理費。於結算日,本集團與該同系附屬公司之間並無任何結欠款項。

簡明綜合財務報告附註（續）

23. 有關連人士交易（續）

附註：（續）

(x) 根據供水公司與同系附屬公司訂立的現有協議而簽訂的合同，本公司一家同系附屬公司因向供水公司興建若干工程設施而產生的施工費用。於結算日，本集團與該同系附屬公司之間並無任何結欠款項。

(xi) 於2002年6月30日，本集團擁有的銀行貸款25,500,000港元，廣東控股有限公司不須代價由其持有的若干數額債務證券作擔保。

(xii) 粵港控股於期內從其資本實繳儲備中所作現金分派10,764,480港元（截至2001年6月30日止六個月－無）已付或支付予廣東控股有限公司及其若干附屬公司（作為粵港控股的股東）。有關分派乃根據彼等各自於粵港控股的權益而作出。

(xiii) 於2002年6月3日，本公司聘用AMRI Financial Group Limited（「AMRI」），為一項目提供顧問服務，以授出本公司31,393,939份購股權作為總代價。根據服務合同，如該項目超過議定的目標時，本公司將需額外支付費用。本公司直接控股公司的一名董事亦為AMRI的董事兼股東。

授予AMRI的每份購股權可於該項目成功完成日期起直至2007年6月3日止，以0.816港元的行使價認購每股普通股。截至本報告日期，該項目尚未完成，亦無任何購股權獲行使。有關購股權的詳情亦載於簡明綜合財務報告附註19。

24. 結算日後事項

於結算日後，本集團有以下重大結算日後事項發生：

(a) 本公司董事會議決(a)於2002年8月5日建議修訂（「該等修訂建議」）本公司股本中每股面值1.00美元及每股已繳價值1,000美元的125,000,000美元優先股的條款。該等修訂建議旨在向優先股股東及本公司的直接控股股東廣東控股有限公司提供認購及認沽期權，所按價格相等於其已繳價值的135%。該建議擬讓本公司更易通過隨後同意贖回或修訂該等股份的條款；及(b)待該等修訂建議獲本公司優先股股東及普通股股東批准，建議於2002年8月16日進行附加修訂（「附加修訂建議」），以修訂有關優先股的條款，以便由2003年4月8日至2004年4月7日，彼等將按當時的贖回價值作為本金並以經削減後改為6.60%的年股息率計息。附加修訂建議擬把2003年4月8日至2004年4月7日全年的有關優先股股息（已宣派或未宣派）削減約3,600,000美元。

批准有關因本公司股東特別大會通告所載的特別決議案而生效或可能生效的特別決議案已於2002年9月16日本公司優先股類別股東大會上通過。

簡明綜合財務報告附註（續）

24. 結算日後事項（續）

(a) （續）

批准修訂建議及附加修訂建議的特別決議案已獲本公司於2002年9月16日本公司舉行的股東特別大會上經優先股股東及普通股股東通過。

有關修訂建議及附加修訂建議的其他詳情，分別載於日期為2002年8月7日及2002年8月19日本公司發表的公佈，以及本公司於2002年8月23日刊發的通函內。

(b) 於2002年7月15日，本集團就出售其於新粵公路建設有限公司（「新粵公路」，為本集團擁有50%權益的聯營公司）的全部股本權益，與新粵公路的另一名股東訂立有條件買賣協議，代價為36,775,000港元。新粵公路於一家合作公司持有37%權益，合作公司在中國內地成立，從事收費道路業務。新粵公路已簽約出售其於該合作公司12%權益。作為轉讓其中一項條件，新粵公路必須成功完成出售該合作公司12%的權益，而該出售已於近期完成，所以，該轉讓亦快將完成。本集團出售新粵公路將導致本集團取得約36,000,000港元的盈利。

(c) 於2002年8月9日，本集團就出售其於華中（亞洲）投資有限公司（本集團的全資附屬公司，持有本集團於山東華中琥珀啤酒有限公司（本集團的聯營公司）的全部權益）的全部權益予獨立第三方訂立買賣協議，總代價為40,000,000港元。截至本報告日期，有關出售尚未完成，此出售並不會為本集團帶來重大的溢利或虧損。

(d) 於2002年6月13日，本集團就出售若干在香港發展中物業與獨立第三方訂立若干買賣協議，總代價為13,600,000港元。有關出售已於2002年7月5日完成，由於本集團在結算日已作10,400,000港元之撥備，故此出售並無構成任何重大溢利或虧損。

(e) 於2002年8月8日，本公司向獨立第三方出售若干其他投資，總代價為17,000,000港元，且出售並無構成任何重大溢利或虧損。

25. 中期財務報告的批准

該等簡明中期綜合財務報告已獲董事會於2002年9月18日批准及授權刊發。

業務回顧、論述及分析及其他資料

業務回顧、討論及分析

截至2002年6月30日止六個月，本集團股東應佔的未經審核溢利淨額為243,021,000港元（2001年：128,734,000港元），較去年同期上升114,287,000港元。此期間的溢利已計入213,607,000港元的撥備金額，該筆撥備主要涉及中、港兩地發展中物業減值（28,400,000港元）、固定資產減值（52,692,000港元）、呆壞賬撥備（48,655,000港元）、存貨撥備（10,571,000港元）及投資物業重估降值（73,213,000港元）。

本集團的營業額和經營溢利（未扣除財務費用和撥備金額）分別下降3.51億港元和1.06億港元。出現是項跌幅的主要原因在於，本集團在去年下半年度出售若干酒店物業和附屬公司，致使本集團於截至2002年6月30日止六個月的營業額和經營溢利，分別較去年同期下跌2.83億港元和6,400萬港元（未扣除財務費用和撥備金額）。此外，「香港遊」業務和制革業務面對激烈競爭，於2002年首六個月，該兩項業務導致本集團的營業額和經營溢利（未扣除財務費用和撥備金額）較去年同期分別下跌1.34億港元及5,400萬港元。

期內，本集團繼續採取措施實行企業重組，專注發展主營業務。本集團及全體員工竭力開源節流、改革市場營銷和資產營運，從而提高本集團的盈利能力、競爭力和整體業務質素。

本集團於2001年成功推行全面重組計劃，包括業務重組、財務重組及管理重組，成績理想，因此，本集團繼續採取專注經營核心業務的策略，重點發展公用事業和基建業務，並就出售非核心資產的機會進行評估。

2002年首六個月，本集團多項業務均取得令人滿意的成績，包括公用事業（供水項目）、基建項目（由本集團佔51%權益的共同控制企業持有的「兩路兩橋」）、房地產（廣州天河城廣場和番禺麗江花園）及酒店（深圳粵海酒店、珠海粵海酒店、香港的粵海酒店和華美酒店）。

雖然廣東省啤酒市場競爭激烈，但憑著2002年世界杯所締造的商機，以及經改進的分銷網絡、有效的成本控制措施和節省利息，本集團的啤酒業務比去年同期表現更佳，於期內為本集團帶來31,385,000港元（2001年：7,260,000港元）的溢利貢獻，成績令人鼓舞。

由於提撥大筆存貨和呆壞賬撥備，期內，制革業務對本集團的應佔虧損有所上升，較去年同期增加23,560,000港元。受到本集團旅遊業務的主要收入來源—「香港遊」割喉式減價戰的影響，期內的收入大幅下降。截至2002年首六個月止，旅遊和運輸業務對本集團應佔虧損增加45,786,000港元。

業務回顧、論述及分析及其他資料（續）

以下概述本集團主要業務在回顧期內的業績表現：

公用事業

供水項目繼續為本集團帶來可觀的溢利貢獻。廣東省南部的多雨天氣導致深圳和香港在2002年首六個月的供水量下降，但有效的成本管理控制，加上東莞地區實行更完善的水費收取制度，令供水項目在未計財務費用前的經營溢利有所增加（2002年：831,805,000港元；2001年：816,760,000港元）。

至於韶關發電D廠方面，由於2002年上半年廣東省北部天氣乾旱，因此在2002年上半年，當地對水力發電的倚重有所減少，相反，火力發電的需求則有所增加。此舉導致售電量上升31.9%，銷售額達269,087,000港元。期內的售電量高達6.80億千瓦時，而去年同期則為5.26億千瓦時。

韶關發電D廠的聯營公司—廣東省韶關粵江發電有限責任公司於期內繼續為本集團賺取滿意的經營溢利，本集團應佔溢利為9,470,000港元。於2002年首六個月的售電量為7.99億千瓦時，而去年同期則為7,130萬千瓦時。

本集團一間聯營公司投資的梅縣發電廠的售電量為8.55億千瓦時（於去年同期則為7.24億千瓦時），繼續為本集團提供穩定的收入。

基建

「兩路兩橋」項目於2002年首六個月賺取50,097,000港元的稅後溢利（2001年：25,487,000港元）。該「兩路兩橋」項目指清連高速公路、廣汕公路（惠州段）、汕頭海灣大橋和虎門大橋。溢利增加的主因是本集團在2001年成功地為當時的銀團貸款再融資，因而節省大筆利息開支。

貫通廣東省清遠市與連州市的清連高速公路的車流量輕微下跌2.7%，令期內的收入下跌至132,070,000港元（2001年：143,000,000港元）。期內的日均車流量為32,301架次，而去年同期則為33,204架次。本公司於此項目的實際權益為7.2%。

廣汕公路（惠州段）錄得3.7%車流量的增長，令期內的收入增加至58,447,000港元（2001年：58,100,000港元）。於2002年的日均車流量為23,163架次，而去年同期則為22,342架次。本公司於此項目的實際權益為26.0%。

汕頭海灣大橋的車流量錄得輕微增長。期內的日均車流量為12,641架次，而去年同期則為11,348架次。期內的收入為56,854,000港元（2001年：53,000,000港元）。本公司於此項目的實際權益為15.3%。

業務回顧、論述及分析及其他資料（續）

基建（續）

虎門大橋錄得15%的車流量增長。期內的日均車流量為29,026架次，而去年同期則為25,234架次，收入達247,342,000港元（2001年：212,000,000港元）。本公司於此項目的實際權益為15.3%。

位於清遠市的兩條北江大橋的收入仍然穩定，為集團帶來穩定的現金回報。

英坑公路跟去年同期相比，車流量增長7%，收入增加10%。本公司於此項目持有的間接權益為70%。

物業

中國內地

廣州天河城廣場持續達到高出租率及高租金收入，於2002年首六個月的租金收入增加14,190,000港元至130,519,000港元（2001年：116,329,000港元）。

本集團目前於廣州番禺麗江花園項目持有24.8%的權益。該項目於2002年首六個月為本集團帶來應佔溢利6,081,000港元。

由於大部份蘇州粵海廣場的住宅及店鋪已於2001年出售，期內，本集團從該項目取得的收入甚微。然而，本集團預期可於2002年下半年完成出售餘下單位及發展中的酒店商業項目。

香港

粵海投資大廈（「粵海投資大廈」）的平均出租率下跌至83%，而去年同期則為100%。目前，在本地商業樓宇租務市場低迷的情況下，續簽租約及新簽租約的平均租金亦見輕微下降。粵海投資大廈於2002年首六個月的租金收入為13,628,000港元（2001年：13,745,000港元）。

期內，在扣除財務成本後但未扣除物業重估降值前，Guangdong Parking Limited（粵海停車場有限公司）在北角一停車場的權益錄得少量的經營溢利226,000港元（2001年：扣除財務費用後經營虧損為1,621,000港元）。營運業績得以改善，主要由於利息成本下降所致。

業務回顧、論述及分析及其他資料（續）

酒店

中國內地

2001年下半年市道不景，但中國內地大部份酒店的業務現已經復甦。珠海粵海酒店的平均入住率由上年同期的69%上升至本期的83.9%。然而，由於期內進行翻新工程，深圳粵海酒店的平均入住率則下降至82.2%（2001年：95%）。

香港

中國加入世界貿易組織為中國內地的經濟帶來正面影響，令中國內地的訪港旅客人數持續穩定增長。

雖然香港酒店業競爭激烈，華美酒店及粵海酒店的平均入住率仍然保持高紀錄，分別為92.0%及88.3%，而去年同期則為87%及82%。

實施成本控制及善用資源的措施後，2002年首六個月的酒店集團業務（未扣除酒店物業重估降值）已見改善，因此，本集團的應佔溢利由10,819,000港元增加至28,658,000港元。

其他業務

啤酒

雖然華南地區的啤酒市場競爭依然劇烈，但Guangdong Brewery Holdings Limited（粵海啤酒集團有限公司）（「粵海啤酒」）於截至2002年6月30日止六個月期間卻錄得276,433,000港元的綜合營業額及95,000噸的銷售量，分別較去年同期增長8.9%及31.9%。由於2002年世界杯締造了更多商機，加上改善分銷網絡，有效的成本控制、利息節省和客戶信貸控制措施發揮效用，粵海啤酒得以於本期間對本集團的溢利貢獻由7,260,000港元增加至31,385,000港元。

制革

跟去年同期相比，本集團於期內應佔粵海制革有限公司的虧損增加23,560,000港元。存貨及呆壞賬撥備分別為11,057,000港元及32,574,000港元。

期內的銷售量較2001年下跌13.66%，而邊際毛利則由2001年的12.54%下降至2002年的8.7%。

麥芽

本集團位於廣州及寧波的麥芽廠於期內的產量分別為74,716噸（2001年：89,996噸）和59,200噸（2001年：66,000噸）。廣州麥芽廠和寧波麥芽廠於2002年首六個月的營業額分別為207,479,000港元（2001年：221,112,000港元）和162,847,000港元（2001年：156,178,000港元）。

麥芽廠營業額下跌反映市場競爭仍然激烈，導致單位售價及產量分別平均下跌2.8%及13.5%。

業務回顧、論述及分析及其他資料（續）

其他業務（續）

旅遊／運輸

本集團的旅遊／運輸業務於2002年上半年大幅下降，本集團的應佔虧損為54,168,000港元（2001年：8,382,000港元）。業績下降主要是由於「香港遊」價格驟降所致。

變現能力、資本負債率及財務資源

於2002年6月30日，本集團的現金及銀行結存下降2.57億港元至13.48億港元（於2001年12月31日：16.05億港元），貨幣主要為港幣（9,800萬港元）及人民幣（11.06億港元）。下跌原因主要由於本集團在期內根據債務重組協議償還及提早償還銀行債務。於2002年6月30日，本集團的財務借貸為184.26億港元（於2001年12月31日：193.90億港元）。在本集團財務借貸總額中，其中5.27億港元須於一年內償還，餘額中分別有47.87億港元須於2005年或之前償還，以及131.12億港元須於2005年後償還。

於2002年6月30日，本集團的可用信貸額度總額為200.75億港元，其中已用信貸額為184.26億港元（於2001年12月31日：分別為210.33億港元和193.90億港元）。尚未動用的銀行信貸餘額為16.49億港元（於2001年12月31日：16.43億港元）。

本集團於2002年6月30日的資本負債率為2.05倍（於2001年12月31日：2.22倍）。資本負債率得以改善，主要原因為本集團於2002年首六個月提前償還債務令財務借貸水平下降，以及本集團的資產淨值有所增加。

本集團現時的現金結存、可用信貸額度，以及經營業務所產生的現金流量，完全可以滿足本集團履行其償務責任及業務經營所需。

資產抵押

於2002年6月30日，本集團有賬面淨值總額達1,553,165,000港元（於2001年12月31日：1,560,761,000港元）的若干固定資產、投資物業及銀行存款額予以抵押，藉此為本集團取得銀行信貸。

此外，本集團在中國內地以長期租約方式持有的一項發展中物業抵押給中國內地法院，作為本集團因若干法律訴訟程序而採取行動凍結被告人資產之擔保。該項發展中物業於2002年6月30日的賬面金額為6,400萬港元（於2001年12月31日：6,400萬港元）。

資本性支出

於2002年上半年，本集團用於固定資產的資本性支出總額為41,000,000港元，主要用於提升供水項目的若干設備，增加發電廠及皮革業務的廠房及機器。

業務回顧、論述及分析及其他資料（續）

滙率波動及相關對沖的風險

於2002年6月30日，本集團的外幣貸款合共為68.86億港元，其中10.09億港元為人民幣貸款（於2001年12月31日：75.22億港元，其中9.51億港元為人民幣貸款）。

本集團有若干以美元及歐羅為本位的外幣貸款（於2002年6月30日為31.12億港元）已用貨幣掉期協議進行對沖。

或然負債－訴訟

－ 本公司一間全資附屬公司—廣東（香港）旅遊有限公司（「廣東旅遊」）因其主辦的旅遊團團友在中國內地發生交通意外而面臨兩宗獨立的法律訴訟。兩宗法律訴訟均已達致文件交換階段。

此外，於結算日後，廣東旅遊因其主辦的旅遊團團友在中國內地發生交通意外而接獲若干索償要求。然而，截至本報告刊發日期止，有關索償仍未展開法律訴訟。

基於法律意見，董事認為目前對訴訟結果作出估計實乃言之尚早，因此並無就該等索償於財務報告中提撥準備。

根據法律意見，廣東旅遊在事件中並無錯失，因此已否認需負上法律責任，並會繼續就該等索償堅決提出抗辯。

－ 於2001年3月，本公司一間全資附屬公司—粵昇財務有限公司（「粵昇」）為討回兩筆合共4,000萬港元的債項連同利息，在中國內地向該等債務的兩名擔保人提出法律訴訟。該宗訴訟已聆訊完畢。然而，截至本報告刊發日期止，有關案件仍然有待裁決。

經嘗試在中國法院就上述訴訟的司法管轄權提出爭辯失敗後，該兩名擔保人和兩筆欠款的債務人於2001年7月在香港向粵昇和本集團一間前附屬公司提出訴訟，要求（其中包括）獲得一項聲明，表示彼等並無法律責任償還該兩筆債項和賠償。粵昇正繼續申請擱置或撤銷訴訟，並將就此進一步提出非正審上訴。

基於法律意見，董事認為粵昇所遭受的索償並無理據，因此於2002年6月30日毋須就該等擔保人和借款人提出的索償提撥準備。

業務回顧、論述及分析及其他資料(續)

或然負債－訴訟(續)

- 於2002年1月,本公司兩家間接持有的附屬公司—Guangdong Enterprises (North America) Fur Holdings Limited(「GDNA」)與港峯國際有限公司(「港峯」)於紐約南區入稟法院起訴Hennessy International Group Inc.(「HIGI」)和其持有人/控制人。HIGI有三分之一權益由GDNA持有,亦為本集團的聯營公司。GDNA和港峯試圖討回向HIGI提供的225萬美元貸款。與訟人提出反索償200萬美元,指稱GDNA和港峯不當地終止向HIGI提供財務融資。自結算日後,訴訟雙方已達成和解,據此,GDNA和港峯不但獲豁免所有責任,更討回部分款項。

  鑑於雙方已達成和解,董事認為,於結算日當日毋須就此提撥準備。

- 於2002年6月,粵海制革更換高級管理人員後,發現南海皮廠有限公司(「南皮」)若干前行政人員(「該等前行政人員」)(一位亦為粵海制革的前董事)涉及若干不當行為。南皮為粵海制革的全資附屬公司,是在中華人民共和國(「中國」)南海市成立的中外合作經營企業。

  在發現上述不當行為時,本公司及其直接控股公司的內部審核小組,即與粵海制革有限公司的新管理層就有關不當行為展開初步調查。調查發現,該等前行政人員在經營南皮業務之同時,多年來一直進行私自經營活動(「私自經營活動」),以謀取個人利益。

  粵海制革已向中國有關當局報告上述事件,而有關當局亦已將該等前行政人員扣留在南海市,並且扣押與私自經營活動有關的文件以作調查之用。粵海制革已指示其核數師及中國律師展開特別調查,藉以確定私自經營活動對南皮業務所構成的影響,並就追索該等前行政人員的可能性向粵海制革提供意見。

  根據核數師的調查發現和中國律師的意見,粵海制革的董事認為,私自經營活動不應納入粵海制革的財務報告內,因此亦不應納入本集團的財務報告。然而,私自經營活動似已違反若干中國適用法律及法規。

  鑑於中國有關當局目前仍在調查有關事件,因此,現時無法確切肯定中國當局就上述不當行為可能採取的相應行動,或會否作出任何處罰和索償。於本報告刊發日期,財務報告並無就該等或有負債提撥準備。

業務回顧、論述及分析及其他資料（續）

僱員人數及薪酬

於2002年6月30日，本集團共有僱員總人數6,340人，其中，中國內地附屬公司僱員5,687人，總部及香港附屬公司僱員653人。總部及各附屬公司之管理人員1,231人。本報告期內，薪酬總額約為1.45億萬港元。

本集團推行業績第一，效益至上，獎罰分明，優勝劣汰的企業文化，最少每年考核僱員表現一次。僱員之薪酬及獎勵分配實行與業績掛鉤的激勵政策。人才是我們重要的資產及成功要素，本集團鼓勵僱員透過參加外界舉辦專業培訓課程持續發展，對現職人員定期或輪流進行各種類型的崗位調動培訓。本集團將繼續抓好機構、人員的精簡調整工作以降低成本；健全對管理人員，尤其是關鍵崗位人員的考核和管理，調動員工的積極性，藉此增強本集團整體上的市場競爭優勢。

本公司於2002年5月採納新購股權計劃。其目的在於獎勵參與者對本集團多作貢獻，亦有助招聘及挽留優秀僱員為本集團長期服務。

前景

展望未來，本集團將繼續進行業務和資產重組，採取有效措施積極提高營運效益和業務利潤，並進一步改善管理制度，優化債務架構，協助附屬公司在融資和再融資方面爭取更有利的條款。

繼本集團於2000年12月22日完成債務重組後，本集團已不斷償還或提前償還部份銀行債務。本集團仍會進一步減少負債水平，改善資本負債率，致力在2005年6月債務重組計劃原定屆滿日期前，提早完成將本集團餘下所有經重組的銀行債務重新融資。

雖然美國和香港兩地經濟的復甦步伐緩慢，但中國內地在下半年的營商環境卻仍然利好。然而，本集團各項主營業務在不斷物色機遇的同時，仍須面對種種挑戰。為迎接新的挑戰，本集團會在致力控制營運成本之餘，提高其管理人員之質素。

本公司深深明白，爭取優秀的表現以回饋各位股東對我們的信賴，本公司對此責無旁貸。我們以誠懇認真的態度肩負起對股東和債權人的長遠責任。本公司非常珍惜各方友好所給予的支持，在未來，本公司更需要各方支持，以繼續發展和革新。

購股權計劃

I. 期內，根據購股權計劃已發行而未行使的購股權如下：

參與者類別或姓名	購股權數目								股份價格***
	於2002年1月1日	2002年1月至6月			於2002年6月30日	購股權之授出日期*	購股權之行使期限#	購股權之行使價**	於購股權之授出日期
		期間授出	期間取消	期間行使				港元	港元
董事									
武捷思	12,000,000	–	–	–	12,000,000	01.11.2001	02.05.2002 至 01.05.2007	0.74	0.74
	–	9,000,000	–	–	9,000,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
李文岳	12,000,000	–	–	–	12,000,000	10.08.2001	11.02.2002 至 10.02.2007	0.5312	0.67
	–	9,000,000	–	–	9,000,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
張亞平	12,000,000	–	–	–	12,000,000	10.08.2001	11.02.2002 至 10.02.2007	0.5312	0.67
	–	9,000,000	–	–	9,000,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
陳祖澤	1,000,000	–	–	–	1,000,000	01.11.2001	02.05.2002 至 01.05.2007	0.74	0.74
	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
李國寶	1,000,000	–	–	–	1,000,000	01.11.2001	02.05.2002 至 01.05.2007	0.74	0.74
	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
鄭慕智	1,000,000	–	–	–	1,000,000	01.11.2001	02.05.2002 至 01.05.2007	0.74	0.74
	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
馮華健	1,000,000	–	–	–	1,000,000	01.11.2001	02.05.2002 至 01.05.2007	0.74	0.74
	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
叶旭全	12,000,000	–	–	–	12,000,000	10.08.2001	11.02.2002 至 10.02.2007	0.5312	0.67
	–	9,000,000	–	–	9,000,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
李偉強	1,500,000	–	–	–	1,500,000	01.11.2001	02.05.2002 至 01.05.2007	0.74	0.74
	–	1,500,000	–	–	1,500,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
王萬鈞	1,500,000	–	–	–	1,500,000	10.08.2001	11.02.2002 至 10.02.2007	0.5312	0.67
	–	1,500,000	–	–	1,500,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
翟治明	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
古樹南	1,000,000	–	–	–	1,000,000	01.11.2001	02.05.2002 至 01.05.2007	0.74	0.74
	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
王小峰	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
	56,000,000	46,000,000	–	–	102,000,000				

購股權計劃（續）

I. （續）

參與者類別或姓名	購股權數目 於2002年1月1日	2002年1月至6月 期間授出	期間取消	期間行使	於2002年6月30日	購股權之授出日期*	購股權之行使期限#	購股權之行使價** 港元	股份價格*** 於購股權之授出日期 港元
其他僱員	1,490,000	–	(1,490,000)	–	–	09.12.1996	10.06.1997 至 09.06.2002	4.536	5.90
	6,005,000	–	(45,000)	–	5,960,000	18.02.1998	19.08.1998 至 18.08.2003	2.892	3.70
	5,350,000	–	(1,350,000)	–	4,000,000	16.03.1998	17.09.1998 至 16.09.2003	3.024	3.75
	129,500,000	–	–	(12,300,000)^Δ	117,200,000	10.08.2001	11.02.2002 至 10.02.2007	0.5312	0.67
	1,000,000	–	(1,000,000)	–	–	01.11.2001	02.05.2002 至 01.05.2007	0.74	0.74
	–	14,300,000	–	–	14,300,000	07.05.2002	08.11.2002 至 07.11.2007	0.814	0.81
顧問	–	31,393,939	–	–	31,393,939	03.06.2002	##至03.06.2007	0.816	0.81
	143,345,000	45,693,939	(3,885,000)	(12,300,000)	172,853,939				
	199,345,000	91,693,939	(3,885,000)	(12,300,000)	274,853,939				

* 購股權之歸屬期乃自授出日期直至行使期限開始時為止。

** 購股權之行使價在供股或紅股發行或本公司股本發生其他類似變動時可予調整。

*** 於購股權授出日期所披露之本公司股價乃購股權授出日期之交易日股份於香港聯合交易所有限公司之當天收市價。

\# 倘購股權之可行使期並非香港之營業日，則購股權之可行使期於該日前一個營業日到期。

\#\# 須待提供顧問的項目成功完成時方可行使。

Δ 緊接購股權行使日期之前的加權平均收市價為0.8195港元。

購股權計劃（續）

II. 截至2002年6月30日止6個月內授出的購股權

1. 授出日期 : 2002年5月7日
   歸屬期 : 2002年5月7日 – 2002年11月7日
   行使期 : 2002年11月8日 – 2007年11月7日
   行使價 : 港幣0.814元

	購股權數目 於2002年5月7日	購股權價值 於2002年5月7日 港幣（元） （註（2））	購股權數目 於2002年6月30日 港幣（元） （註（3））	購股權價值 於2002年6月30日
承授人：				
武捷思	9,000,000	3,780,000	9,000,000	3,240,000
李文岳	9,000,000	3,780,000	9,000,000	3,240,000
張亞平	9,000,000	3,780,000	9,000,000	3,240,000
陳祖澤	1,000,000	420,000	1,000,000	360,000
李國寶	1,000,000	420,000	1,000,000	360,000
鄭慕智	1,000,000	420,000	1,000,000	360,000
馮華健	1,000,000	420,000	1,000,000	360,000
叶旭全	9,000,000	3,780,000	9,000,000	3,240,000
李偉強	1,500,000	630,000	1,500,000	540,000
王萬鈞	1,500,000	630,000	1,500,000	540,000
翟治明	1,000,000	420,000	1,000,000	360,000
古樹南	1,000,000	420,000	1,000,000	360,000
王小峰	1,000,000	420,000	1,000,000	360,000
僱員的總數	14,300,000	6,006,000	14,300,000	5,148,000
總數：	60,300,000	25,326,000	60,300,000	21,708,000

註：

(1) 本公司股份於購股權授出日之前一日的收市價為港幣0.81元。

(2) 按照柏力克－舒爾斯期權價格模式[1]及採用以下之假設數據計算，購股權於2002年5月7日（即購股權授出之日）約值港幣25,326,000元。

無風險利率	:	4.82%，為2002年5月7日交易的5年期外滙基金票據的大約孳息。
預期波幅	:	50.9%，為本公司股份自2001年5月7日至2002年5月7日的收市價的年波幅率。
預期股息率	:	沒有
購股權的預期有效年期	:	5.5年
假設	:	購股權於有效期內的預期波幅與本公司股價於2001年5月7日至2002年5月7日期內之波幅並沒有實質的分別。

購股權計劃（續）

II. 截至2002年6月30日止6個月內授出的購股權（續）

註：

(3) 按照柏力克－舒爾斯期權價格模式[1]及採用以下之假設數據計算，購股權於2002年6月30日約值港幣21,708,000元。

無風險利率	：	4.39%，為2002年6月28日交易的5年期外滙基金票據的大約孳息。
預期波幅	：	46.7%，為本公司股份自2001年6月28日至2002年6月28日的收市價的年波幅率。
預期股息率	：	沒有
購股權的預期有效年期	：	5.36年
假設	：	購股權於有效期內的預期波幅與本公司股價於2001年6月28日至2002年6月28日期內之波幅並沒有實質的分別。

(4) 到期前遭沒收的購股權（如有）均當作失效購股權處理，即是將有關購股權的數目撥回納入有關的購股權計劃可予發行的股份數目內。

[1] 按照柏力克－舒爾斯期權價格模式的設計旨在評估那些無授出限制且可以自由轉讓並公開買賣的期權的合理價值，該期權定價模式只為眾多期權定價模式中較為普遍的一種，認股期權的價值亦須視乎若干主觀假定之數據而計算出不同之估值。任何主觀假設之數據倘出現變動，將會對合理價值之估計造成重大的影響。

2. 授出日期 ： 2002年6月3日
歸屬期 ： 2002年6月3日－日期[2]
行使期 ： 日期[2]－2007年6月3日（須待承授人符合若干條件時方可行使）
行使價 ： 港幣0.816元

	購股權數目 於2002年6月3日	購股權價值 於2002年6月3日 港幣（元） （註(2)）	購股權數目 於2002年6月30日	購股權價值 於2002年6月30日 港幣（元） （註(3)）
承授人：				
顧問				
	31,393,939	11,929,697	31,393,939	10,673,939

購股權計劃（續）

II. 截至2002年6月30日止6個月內授出的購股權（續）

註：

(1) 本公司股份於購股權授出日之前一日的收市價為港幣0.81元。

(2) 按照柏力克－舒爾斯期權價格模式[1]及採用以下之假設數據計算，購股權於2002年6月3日（即購股權授出之日）約值港幣11,929,697元。

無風險利率	：	4.80%，為2002年6月3日交易的5年期外滙基金票據的大約孳息。
預期波幅	：	47.5%，為本公司股份自2001年6月3日至2002年6月3日的收市價的年波幅率。
預期股息率	：	沒有
購股權的預期有效年期	：	5年
假設	：	購股權於有效期內的預期波幅與本公司股價於2001年6月3日至2002年6月3日期內之波幅並沒有實質的分別。

(3) 按照柏力克－舒爾斯期權價格模式[1]及採用以下之假設數據計算，購股權於2002年6月30日約值港幣10,673,939元。

無風險利率	：	4.39%，為2002年6月28日交易的5年期外滙基金票據的大約孳息。
預期波幅	：	46.7%，為本公司股份自2001年6月28日至2002年6月28日的收市價的年波幅率。
預期股息率	：	沒有
購股權的預期有效年期	：	4.92年
假設	：	購股權於有效期內的預期波幅與本公司股價於2001年6月28日至2002年6月28日期內之波幅並沒有實質的分別。

(4) 到期前遭沒收的購股權（如有）均當作失效購股權處理，即是將有關購股權的數目撥回納入有關的購股權計劃可予發行的股份數目內。

[1] 按照柏力克－舒爾斯期權價格模式的設計旨在評估那些無授出限制且可以自由轉讓並公開買賣的期權的合理價值。該期權定價模式只為眾多期權定價模式中較為普遍的一種，認股期權的價值亦須視乎若干主觀假定之數據而計算出不同之估值。任何主觀假設之數據倘出現變動，將會對合理價值之估計造成重大的影響。

[2] 提供顧問的項目成功完成時。

董事之證券權益

於2002年6月30日，本公司董事於本公司及其相聯法團之股本證券或債務證券（按證券（披露權益）條例（「披露權益條例」）之釋義）中擁有根據披露權益條例第29條本公司須列入其存置之登記冊或根據香港聯合交易所有限公司（「香港聯交所」）證券上市規則（「上市規則」）上市公司董事進行證券交易的標準守則須知會本公司及香港聯交所之權益如下：

I. 股份

(i) *本公司*

董事姓名	權益類別	所持普通股數目
古樹南	個人	76,000

(ii) *廣南（集團）有限公司*

董事姓名	權益類別	所持股份數目
李國寶	個人	150,000
叶旭全	個人	55,000,000

董事之證券權益(續)

II. 購股權

本公司

董事姓名	2002年1月1日持有購股權數目	2002年1月至6月期間授予之購股權 授出日期	授出數目	行使購股權之期限*	行使購股權時須支付之每股普通股價格 港元	2002年1月至6月期間已行使購股權數目	2002年6月30日持有購股權數目
武捷思	12,000,000	–	–	02.05.2002–01.05.2007	0.74	–	12,000,000
	–	07.05.02	9,000,000	08.11.2002–07.11.2007	0.814	–	9,000,000
李文岳	12,000,000	–	–	11.02.2002–10.02.2007	0.5312	–	12,000,000
	–	07.05.02	9,000,000	08.11.2002–07.11.2007	0.814	–	9,000,000
張亞平	12,000,000	–	–	11.02.2002–10.02.2007	0.5312	–	12,000,000
	–	07.05.02	9,000,000	08.11.2002–07.11.2007	0.814	–	9,000,000
陳祖澤	1,000,000	–	–	02.05.2002–01.05.2007	0.74	–	1,000,000
	–	07.05.02	1,000,000	08.11.2002–07.11.2007	0.814	–	1,000,000
李國寶	1,000,000	–	–	02.05.2002–01.05.2007	0.74	–	1,000,000
	–	07.05.02	1,000,000	08.11.2002–07.11.2007	0.814	–	1,000,000

董事之證券權益（續）

II. 購股權（續）

本公司（續）

董事姓名	2002年1月1日持有購股權數目	2002年1月至6月期間授予之購股權 授出日期	2002年1月至6月期間授予之購股權 授出數目	行使購股權之期限*	行使購股權時須支付之每股普通股價格 港元	2002年1月至6月期間已行使購股權數目	2002年6月30日持有購股權數目
鄭慕智	1,000,000	–	–	02.05.2002–01.05.2007	0.74	–	1,000,000
	–	07.05.02	1,000,000	08.11.2002–07.11.2007	0.814	–	1,000,000
馮華健	1,000,000	–	–	02.05.2002–01.05.2007	0.74	–	1,000,000
	–	07.05.02	1,000,000	08.11.2002–07.11.2007	0.814	–	1,000,000
叶旭全	12,000,000	–	–	11.02.2002–10.02.2007	0.5312	–	12,000,000
	–	07.05.02	9,000,000	08.11.2002–07.11.2007	0.814	–	9,000,000
李偉強	1,500,000	–	–	02.05.2002–01.05.2007	0.74	–	1,500,000
	–	07.05.02	1,500,000	08.11.2002–07.11.2007	0.814	–	1,500,000
王萬鈞	1,500,000	–	–	11.02.2002–10.02.2007	0.5312	–	1,500,000
	–	07.05.02	1,500,000	08.11.2002–07.11.2007	0.814	–	1,500,000
翟治明	–	07.05.02	1,000,000	08.11.2002–07.11.2007	0.814	–	1,000,000

董事之證券權益（續）

II.　購股權（續）

本公司（續）

董事姓名	2002年1月1日持有購股權數目	2002年1月至6月期間授予之購股權 授出日期	授出數目	行使購股權之期限*	行使購股權時須支付之每股普通股價格 港元	2002年1月至6月期間已行使購股權數目	2002年6月30日持有購股權數目
古樹南	1,000,000	–	–	02.05.2002－01.05.2007	0.74	–	1,000,000
	–	07.05.02	1,000,000	08.11.2002－07.11.2007	0.814	–	1,000,000
王小峰	–	07.05.02	1,000,000	08.11.2002－07.11.2007	0.814	–	1,000,000

*　*倘任何購股權可行使期之最後一日並非香港營業日，購股權可行使期須於該日前一個營業日結束。*

各董事並無就本公司授出之購股權支付任何代價。

除上述所披露者外，於2002年6月30日，各董事或彼等之聯繫人士概無於本公司或其任何相聯法團之股本證券或債務證券中擁有任何個人、家族、公司或其他權益，而該等權益為根據披露權益條例第28條規定通知本公司及香港聯交所（包括根據披露權益條例第31條或附表第一部份彼等被視為或當作擁有之權益），或根據披露權益條例第29條規定記錄於該條例所指之登記冊內，或根據上市規則上市公司董事進行證券交易的標準守則通知本公司及香港聯交所。

除上述所披露者外，本公司或其任何相聯法團並無於本報告期內授出以認購本公司或任何相聯法團股本證券或債務證券之任何權利予本公司任何董事或行政總裁或彼等之配偶或18歲以下子女，而該等人士亦無於本報告期內行使有關權利。

主要股東

於2002年6月30日，按本公司根據披露權益條例第16(1)條規定而備存之權益登記冊內之記錄，下列股東持有本公司已發行普通股股本10%或以上之權益：

股東名稱	所持普通股數目	持股百分比
廣東粵港投資控股有限公司	2,977,810,099	57.87
廣東控股有限公司	2,977,810,099	57.87
Guangdong Trust Ltd.(粵海信托有限公司)	578,762,146	11.25

備註：

1. 廣東粵港投資控股有限公司所持本公司之實際權益乃通過其100%直接控股之廣東控股有限公司而持有。

2. 上述廣東控股有限公司之權益已包括通過其全資附屬公司Guangdong Trust Ltd.(粵海信托有限公司)持有之實際權益。

購買、出售或贖回上市證券

截至2002年6月30日止六個月內，除以下所列外，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券：—

(i) 於期內，本公司按購股權計劃發行12,300,000股普通股，以每股0.5312港元發行予若干購股權持有人，現金總代價為6,533,760港元；及

(ii) 根據附加獎勵協議，本公司承諾倘若附加獎勵期內供水公司能完成若干附加獎勵協議所訂下之指標，則每年配發及發行予廣東控股有限公司66,000,000股普通股(股數可予調整總數最高達330,000,000股普通股)。由於供水公司分別於2001年9月、2002年3月及2002年9月已達到附加獎勵協議所訂定的附加獎勵期第一、二及三年的指標，本公司因此根據附加獎勵協議有責任於2003年12月21日及第四期改造工程完成時(兩者以較後日期為準)，配發及發行198,000,000股普通股予廣東控股有限公司。目前，第四期改造工程預計於2004年年中完成。至於進一步發行額外股份則視乎供水公司可否在來年完成附加獎勵協議所訂定之指標。

截至2002年6月30日止六個月內，本公司的優先股並無以贖回方式轉換為普通股。

公司管治

董事會

董事會現由13名董事組成，其中四名為獨立非執行董事，具備上市規則規定之獨立身份。期內，董事會先後共召開三次全體會議，董事的平均出席率約60%。

根據本公司的組織章程細則（其修訂於2002年5月31日生效），所有董事必須於其出任董事首年的股東週年大會上退任再選，並於其後每年股東週年大會上，按三分之一的比例輪值退任，並可參加再選連任。每一位非執行董事的委任，均訂明任期。

審核委員會

本公司按上市規則附錄十四最佳應用守則（「最佳應用守則」）於1998年9月成立了審核委員會，成員包括所有本公司的獨立非執行董事。該審核委員會的首要職責包括審議本公司財務報告的完整、準確及公正程度及內部監察機制的效用。

本報告期內已舉行了一次審核委員會定期會議。

內部審計

本公司設有稽核部，專責集團內部稽核，對本集團各公司經營、財務及管治活動進行較全面的檢查、監督與評價，提出意見與建議，直接向董事會主席滙報，定期提交稽核報告，並呈交審核委員會審閱。

管理及經營監督

本集團繼續執行多項監督本集團各階層公司經營機制的制度，其中包括：

(i) 嚴禁設立賬外資產；
(ii) 加強董事會對管理階層的監督；
(iii) 充份發揮董事長、總經理與財務總監之間相互制約和監管作用；及
(iv) 嚴格管理對外投資、貸款和擔保。

最佳應用守則

本公司董事並無知悉任何足以合理指出本公司在本報告期內任何時間未有遵守最佳應用守則的資料。

承董事會命
主席
李文岳

香港，2002年9月18日

CONTENTS

CORPORATE INFORMATION

(as at 18 September 2002)

Board of Directors	WU Jiesi *(Honorary President)* LI Wenyue *(Chairman)* ZHANG Yaping *(Managing Director)* CHAN Cho Chak, John, GBS, JP * Dr. The Honourable LI Kwok Po, David, GBS, JP * CHENG Mo Chi, Moses, JP * FUNG Daniel R., QC, SC * YE Xuquan LI Wai Keung WANG Man Kwan, Paul ZHAI Zhiming GU Shunan WANG Xiaofeng * *Independent Non-Executive Director*
Company Secretary	HO LAM Lai Ping, Theresa
Auditors	Ernst & Young
Principal Bankers	ABN AMRO Bank N.V. Bank of China (Hong Kong) Limited Bayerische Hypo-Und Vereinsbank Aktiengesellschaft BNP Paribas Citibank, N.A. Guangdong Development Bank Hang Seng Bank Limited International Bank of Asia The Hongkong and Shanghai Banking Corporation Limited Mizuho Corporate Bank, Ltd Société Générale Standard Chartered Bank
Registered Office	27th-29th Floors Guangdong Investment Tower 148 Connaught Road Central Hong Kong Telephone : (852) 2860 4368 Facsimile : (852) 2528 4386 Internet : http://www.gdi.com.hk
Registrar for Ordinary Shares	Tengis Limited 4th Floor, Hutchison House 10 Harcourt Road Central Hong Kong
Registrar for Preference Shares	Guangdong Investment Limited 27th-29th Floors Guangdong Investment Tower 148 Connaught Road Central Hong Kong

FINANCIAL HIGHLIGHTS

HALF YEAR UNAUDITED CONSOLIDATED RESULTS OF 30 JUNE 2002

	Increase (+)/Decrease (–) compared with the same period last year		For the six months ended 30 June 2002
• Group Turnover	– HK$351 million	to	HK$ 3,354 million
• Profit from Operating Activities (before finance costs and provisions)	– HK$106 million	to	HK$ 1,148 million
• Finance Costs	– HK$184 million	to	HK$ 636 million
• Provisions	+ HK$ 82 million	to	HK$ 214 million
• Net Profit Attributable to Shareholders	+ HK$114 million	to	HK$ 243 million

KEY FINANCIAL INFORMATION (as at 30 JUNE 2002)

• **Analysis of Gross Financial Borrowings (HK$'million)**

Loan maturity profile		Currency		Interest rate	
Within 1 year	527	Hong Kong Dollar	11,540	Floating	5,068
In the 2nd year	904	US Dollar	5,856	Fixed	13,358
In the 3rd to 5th years	3,883	Euro	21		
Over 5 years	13,112	Renminbi	1,009		
	18,426		18,426		18,426

• **Sources of Financing (HK$'million)**

	Facilities Available	Facilities Utilised
Fixed rate notes	13,358	13,358
Bank and other borrowings	5,273	3,624
Floating rate notes/bonds	1,444	1,444
	20,075	18,426

(*Note:* Financing from the issue of the US$125,000,000 3¼% redeemable cumulative convertible preference shares, in which the outstanding balance of approximately US$85,949,000 as at 30 June 2002, is not accounted for.)

• **Balance Sheet Ratios (%)**

	As at 30 June 2002	As at 31 December 2001
Gearing ratio	**2.05**	2.22
Liquidity ratio	**1.32**	1.44

Note: Gearing represents the ratio of financial indebtedness to net asset value.
Liquidity represents the ratio of current assets to current liabilities.

INDEPENDENT AUDITORS' REVIEW REPORT

To the Board of Directors
Guangdong Investment Limited

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 4 to 38.

Directors' responsibilities

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with SSAP 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

Review work performed

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2002.

Ernst & Young
Certified Public Accountants

Hong Kong
18 September 2002

UNAUDITED INTERIM FINANCIAL REPORT

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2002

	Notes	For the six months ended 30 June 2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)
TURNOVER	2	**3,354,131**	3,705,397
Cost of sales		**(1,917,846)**	(2,163,530)
Gross profit		**1,436,285**	1,541,867
Other revenue and gains	2	**50,914**	77,268
Selling and distribution costs		**(96,620)**	(130,227)
Administrative expenses		**(235,175)**	(257,086)
Staff compensation payments in respect of discontinuation of packaging materials manufacture and distribution operations	3(a)	**(552)**	–
Gain on discontinuation of curtain wall installation operations	3(c)	–	25,534
Other operating expenses, net		**(220,675)**	(135,426)
PROFIT FROM OPERATING ACTIVITIES	2, 4	**934,177**	1,121,930
Finance costs	5	**(636,323)**	(820,776)
		297,854	301,154
Share of profit of a jointly-controlled entity		**25,990**	13,928
Share of profits less losses of associates		**81,012**	83
PROFIT BEFORE TAX		**404,856**	315,165
Tax	6	**(70,215)**	(55,639)
PROFIT BEFORE MINORITY INTERESTS		**334,641**	259,526
Minority interests		**(91,620)**	(130,792)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**243,021**	128,734
EARNINGS PER SHARE	8		
– Basic		**HK¢3.92**	HK¢1.92
– Diluted		**HK¢3.90**	N/A

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2002

	Ordinary share capital HK$'000 (unaudited)	Preference share capital HK$'000 (unaudited)	Ordinary share premium account HK$'000 (unaudited)	Preference share premium account HK$'000 (unaudited)	Ordinary shares to be issued HK$'000 (unaudited) *(Note 21(e))*	Capital reserve HK$'000 (unaudited)	Fixed assets revaluation reserve HK$'000 (unaudited)	Expansion fund reserve HK$'000 (unaudited)	Exchange fluctuation reserve HK$'000 (unaudited)	Special reserve HK$'000 (unaudited)	Accumulated losses HK$'000 (unaudited)	Total HK$'000 (unaudited)
At 1 January 2002	2,566,491	666	5,926,972	665,142	121,440	3,790,383	-	98,742	(67,772)	-	(3,984,567)	9,117,497
Exercises of share options	6,150	-	384	-	-	-	-	-	-	-	-	6,534
Disposal of an associate	-	-	-	-	-	-	-	(3,222)	2,366	-	3,222	2,366
Net profit for the period	-	-	-	-	-	-	-	-	-	-	243,021	243,021
Transfer from the profit and loss account	-	-	-	-	-	-	-	1,215	-	-	(1,215)	-
Exchange adjustments	-	-	-	-	-	-	-	-	(59)	-	-	(59)
Additional shares to be issued as a result of the Acquisition	-	-	-	-	60,720	(60,720)	-	-	-	-	-	-
At 30 June 2002	2,572,641	666	5,927,356	665,142	182,160	3,729,663	-	96,735	(65,465)	-	(3,739,539)	9,369,359
At 1 January 2001												
As previously reported	2,433,818	674	5,841,351	672,888	-	3,913,564	13,135	95,139	(121,692)	145,993	(4,477,737)	8,517,133
Prior year adjustment: SSAP 17 (Revised) – revaluation surplus of investment properties no longer required to be frozen upon their transfer to fixed assets	-	-	-	-	-	-	(13,135)	-	-	-	13,135	-
As restated	2,433,818	674	5,841,351	672,888	-	3,913,564	-	95,139	(121,692)	145,993	(4,464,602)	8,517,133
Adjustment for reversal of accrued dividend	-	-	-	-	-	-	-	-	-	-	49,096	49,096
Transfer from special reserve	-	-	-	-	-	-	-	-	-	(145,993)	145,993	-
Conversion of preference shares into ordinary shares	1,048	(8)	6,706	(7,746)	-	-	-	-	-	-	-	-
Share issue expenses	-	-	(30)	-	-	-	-	-	-	-	-	(30)
Disposal of subsidiaries	-	-	-	-	-	(21,401)	-	(8,332)	41,839	-	-	12,106
Release on disposal of certain interest in a subsidiary	-	-	-	-	-	(2,542)	-	(115)	(67)	-	-	(2,724)
Net profit for the period	-	-	-	-	-	-	-	-	-	-	128,734	128,734
Transfer from the profit and loss account	-	-	-	-	-	-	-	1,886	-	-	(1,886)	-
Exchange adjustments	-	-	-	-	-	-	-	-	(702)	-	-	(702)
At 30 June 2001	2,434,866	666	5,848,027	665,142	-	3,889,621	-	88,578	(80,622)	-	(4,142,665)	8,703,613

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2002

	Notes	30 June 2002 HK$'000 (Unaudited)	31 December 2001 HK$'000 (Audited)
NON-CURRENT ASSETS			
Fixed assets	9	**10,048,387**	10,364,378
Investment properties	10	**2,260,055**	2,332,118
Goodwill:			
Goodwill		**954**	1,073
Negative goodwill		**(116,284)**	(105,282)
Interest in a jointly-controlled entity		**996,634**	972,344
Interests in associates		**703,081**	641,163
Contractual joint venture		**191,901**	191,901
Other financial assets		**43,377**	50,245
Intangible assets		**13,877,707**	14,123,023
Other long term assets		**1,537,035**	1,428,877
		29,542,847	29,999,840
CURRENT ASSETS			
Properties under development	11	**144,873**	173,147
Due from a contractual joint venture		**53,697**	53,697
Loan receivables		**1,132**	1,424
Other financial assets		**17,509**	17,585
Due from a related company		**1,536**	1,601
Due from minority shareholders of subsidiaries		**9,057**	15,493
Due from fellow subsidiaries	14	**671**	69,600
Due from immediate holding company	15	**343**	135
Inventories		**517,167**	515,373
Receivables, prepayments and deposits	12	**947,896**	925,890
Pledged bank deposits and balances	13	**49,849**	66,305
Cash and cash equivalents	13	**1,298,360**	1,538,442
		3,042,090	3,378,692

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

30 June 2002

	Notes	**30 June 2002 HK$'000 (Unaudited)**	31 December 2001 HK$'000 (Audited)
CURRENT LIABILITIES			
Trade payables	16	**(352,865)**	(287,289)
Accruals and other liabilities		**(1,082,430)**	(1,036,953)
Tax payable		**(21,567)**	(28,628)
Due to minority shareholders of subsidiaries	17	**(295,666)**	(323,684)
Due to fellow subsidiaries	14	**(1,641)**	–
Due to immediate holding company	15	**(3,163)**	(64,069)
Bank and other interest-bearing borrowings	18	**(502,028)**	(604,112)
Provision for bank loans guaranteed		**(51,308)**	–
		(2,310,668)	(2,344,735)
NET CURRENT ASSETS		**731,422**	1,033,957
TOTAL ASSETS LESS CURRENT LIABILITIES		**30,274,269**	31,033,797
NON-CURRENT LIABILITIES			
Bank and other interest-bearing borrowings	18	**(17,559,522)**	(18,420,810)
Due to minority shareholders of subsidiaries	17	**(299,728)**	(265,044)
Provision for bank loans guaranteed		**(456,448)**	(558,869)
Deferred tax		**(2,285)**	(2,285)
		(18,317,983)	(19,247,008)
MINORITY INTERESTS		**(2,586,927)**	(2,669,292)
		9,369,359	9,117,497
CAPITAL AND RESERVES			
Issued capital	19	**2,573,307**	2,567,157
Reserves		**6,796,052**	6,550,340
		9,369,359	9,117,497

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2002

	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash generated from operations	**1,630,635**	1,119,381
Interest received	**12,093**	33,032
Interest paid	**(657,962)**	(803,356)
Interest element of finance lease rental payments	**–**	(69)
Dividends paid to minority shareholders	**(149,176)**	(74,454)
Dividends from associates	**5,366**	–
Profits tax paid	**(64,275)**	(100,292)
Net cash from operating activities	**776,681**	174,242
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets	**(40,755)**	(37,375)
Additions to other long term assets	**(146,732)**	(284,478)
(Increase)/decrease in non-pledged bank deposits with original maturity of more than three months when acquired	**(2,197)**	7,640
(Increase)/decrease in pledged bank deposits	**16,456**	(2,045)
Repayment of amount due from a fellow subsidiary	**74,910**	19,960
Return of capital from investment securities	**6,868**	–
Proceeds from sales of fixed assets	**86,931**	19,050
Proceeds from sales of other financial assets	**–**	2,298
Acquisitions of additional interests in subsidiaries	**(7,357)**	(34,134)
Proceeds from disposal of subsidiaries	**–**	218,576
Proceed from disposal of a deconsolidated subsidiary	**850**	–
Proceed from disposal of an associate	**3,761**	–
Net cash used in investing activities	**(7,265)**	(90,508)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue of ordinary shares	**6,534**	–
Shares issue expenses	**–**	(30)
New bank loans	**328,508**	678,883
Repayment of Notes Payable and GH Holdings Debts	**(299,176)**	(134,833)
Repayment of bonds	**(59,472)**	(76,722)
Repayment of floating rate notes	**(34,968)**	(57,409)
Repayment of bank loans	**(811,258)**	(792,599)
Repayment of provision for bank loans guaranteed	**(51,113)**	(58,100)
Repayment of transferable loan instruments	**(37,785)**	–
Repayment of loans from immediate holding company	**(12,692)**	–
Repayment to a loan from an associate	**(37,690)**	–
Capital element of finance lease rental payments	**–**	(16)
Net cash used in financing activities	**(1,009,112)**	(440,826)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(239,696)**	(357,092)
Cash and cash equivalents at beginning of period	**1,534,634**	1,978,311
Effect of foreign exchange rate changes, net	**(335)**	(759)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**1,294,603**	1,620,460

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2002

1. ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements of the Group have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. The accounting policies and basis of presentation used in the preparation of these interim financial statements are the same as those used in the audited financial statements for the year ended 31 December 2001, except the following new/revised SSAPs have been adopted for the first time in the preparation of the current period's condensed consolidated financial statements:

- SSAP 1 (Revised): "Presentation of Financial Statements"
- SSAP 11 (Revised): "Foreign Currency Translation"
- SSAP 15 (Revised): "Cash Flow Statements"
- SSAP 33: "Discontinuing Operations"
- SSAP 34: "Employee Benefits"

A summary of their major effects is as follows:

SSAP 1 (Revised) prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The main revision to this SSAP is to change the requirements from presenting a statement of recognised gains and losses to a statement of changes in equity. The condensed consolidated statement of changes in equity for the current interim period and the comparative figures have been presented in accordance with the revised SSAP.

SSAP 11 (Revised) prescribes the basis for the translation of foreign currency transactions and financial statements. The principal impact of this revised SSAP on the condensed consolidated financial statements is that the profit and loss account of subsidiaries, a jointly-controlled entity and associates operating in Mainland China and overseas are translated at an average rate for the interim period on consolidation, rather than translated at the applicable rates of exchange ruling at the balance sheet date as was previously required. The Group has adopted the transitional provision of this SSAP that where the calculation of a prior year adjustment is impractical, these changes in accounting policy are applied only to current and future financial statements. The effect on the results of the current period is not significant.

SSAP 15 (Revised) prescribes the provision of information about the historical changes in cash and cash equivalents by means of a cash flow statement which classifies cash flows during the period into operating, investing and financing activities. The condensed consolidated cash flow statement for the current interim period and the comparative figures have been presented in accordance with the revised SSAP.

SSAP 33 prescribes the basis for reporting information about discontinuing/discontinued operations. The impact of this SSAP is the inclusion of additional disclosures which are set out in note 3 to the condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. ACCOUNTING POLICIES (continued)

SSAP 34 prescribes the accounting treatment and disclosures for employee benefits. This SSAP has had no major impact on these condensed consolidated financial statements.

2. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are organised and managed separately, according to the nature of products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets:

i. The property investment segment mainly invests in carpark spaces and residential and commercial properties in Hong Kong, Mainland China and Thailand which are held for rental income purposes, it also performs property management services, which provide management and security services to the carpark spaces, residential and commercial properties;

ii. The property development segment engages in residential, shopping arcades and hotel development property projects in Mainland China and Hong Kong;

iii. The infrastructure segment invests in toll roads and toll bridges in Mainland China;

iv. The water supply segment operates a water supply project in Mainland China supplying natural water to Hong Kong, Dongguan and Shenzhen;

v. The power supply segment operates coal-fire power plants supplying electricity in Guangdong Province;

vi. The hotel operations segment operates the Group's hotels in Hong Kong and Mainland China;

vii. The tours and tour transportation services segment organises tours in Hong Kong and Mainland China and provides transportation services in Hong Kong and between Hong Kong and Guangdong Province;

viii. The beer manufacturing, distribution and sales segment produces beer in Shenzhen and distributes and sells it in both Mainland China and Hong Kong;

ix. The malting manufacturing, distribution and sales segment produces malts for use in the brewing production in Mainland China;

x. The leather processing segment processes raw leather to finished leather for use in the leatherware products production industry;

xi. The department stores segment operates department stores in Mainland China;

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. **SEGMENT INFORMATION** (continued)

xii. The merchandise trading segment purchases commodities and then sells to customers;

xiii. The leatherware products manufacturing, distribution and sales segment produced leatherware products in Mainland China and sold them mainly in Hong Kong. This segment was discontinued following the disposal of its entire 60% interest in Alpha Universal Limited ("Alpha Universal") by Guangdong Tannery Limited ("GD Tannery"), a 71.56% owned subsidiary of the Company subsequent to the balance sheet date as set out in note 3(b) to the condensed consolidated financial statements;

xiv. The packaging materials manufacturing, distribution and sales segment produced and distributed packaging materials in Mainland China. This segment had been discontinued after Xuzhou Gangwei Colour Package Co., Ltd ("Xuzhou Gangwei"), a 71.56% indirectly owned subsidiary of the Company, leased all its production plant and machinery to a third party in the current interim period as set out in note 3(a) to the condensed consolidated financial statements;

xv. The curtain wall installation segment designed, supplied and installed curtain walls and aluminum windows in Hong Kong and Mainland China. This segment was discontinued following the Group's disposal of its entire 56.17% equity interest in Guangdong Building Industries Limited ("GD Building") in the last interim period as set out in note 3(c) to the condensed consolidated financial statements; and

xvi. Corporate and other segment mainly engages in providing corporate services to other segments.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SEGMENT INFORMATION (continued)

(a) Business segments

The following tables present revenue, profit/(loss) for the Group's business segments.

	Property investment For the six months ended 30 June		Property development For the six months ended 30 June		Infrastructure For the six months ended 30 June		Water supply For the six months ended 30 June		Power supply For the six months ended 30 June		Hotel operations For the six months ended 30 June		Sub-total For the six months ended 30 June	
	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)
Segment revenue:														
Sales to external customers	149,965	150,520	15,179	266,660	4,274	3,811	1,427,804	1,431,635	269,087	204,072	98,872	132,352	1,965,181	2,189,050
Inter-segment sales	40,427	26,490	-	-	-	-	-	-	-	-	1,707	9,310	42,134	35,800
Other revenue from inter-segment *(Note)*	-	475	-	-	-	-	-	-	-	-	-	-	-	475
Other revenue from external sources *(Note)*	2,256	1,492	3,408	4,252	45	114	-	-	194	398	1,883	900	7,786	7,156
Exchange gains/(losses), net	(321)	(675)	-	456	-	-	-	528	(24)	(1)	333	(457)	(12)	(149)
Total	192,327	178,302	18,587	271,368	4,319	3,925	1,427,804	1,432,163	269,257	204,469	102,795	142,105	2,015,089	2,232,332
Segment results	75,195	111,906	(27,050)	(5,051)	616	(1,149)	824,062	809,076	71,386	60,875	30,950	19,321	975,159	994,978
Share of profits less losses of:														
A jointly-controlled entity	-	-	-	-	25,990	13,928	-	-	-	-	-	-	25,990	13,928
Associates	-	-	9,077	2	35,027	-	-	-	37,144	(2,225)	-	-	81,248	(2,223)
Additional segment information:														
Impairment of fixed assets *(Note 9)*														
Land and buildings	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production facilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of properties under development	-	-	28,400	32,580	-	-	-	-	-	-	-	-	28,400	32,580
Unallocated amounts														

Note: Excluding exchange gains/(losses), net

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

	Tours and tour transportation services For the six months ended 30 June		Beer manufacturing, distribution and sales For the six months ended 30 June		Malting manufacturing, distribution and sales For the six months ended 30 June		Leather processing For the six months ended 30 June		Department stores For the six months ended 30 June		Merchandise trading For the six months ended 30 June		Sub-total For the six months ended 30 June	
	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)
Segment revenue:														
Sales to external customers	87,594	171,460	276,433	249,748	336,584	350,260	199,240	211,615	369,290	358,655	89,838	125,922	1,358,979	1,467,660
Inter-segment sales	2,025	-	-	-	23,234	27,607	-	-	-	-	-	-	25,259	27,607
Other revenue from inter-segment *(Note)*	-	-	-	467	-	-	-	-	-	-	-	-	-	467
Other revenue from external sources *(Note)*	442	1,056	18,543	22,103	406	116	548	428	3,745	2,081	47	163	23,731	25,947
Exchange gains/(losses), net	25	(119)	(25)	(285)	(105)	(685)	(9)	556	-	-	(28)	(177)	(142)	(710)
Total	90,086	172,397	294,951	272,033	360,119	377,298	199,779	212,599	373,035	360,736	89,857	125,908	1,407,827	1,520,971
Segment results	(54,837)	(1,783)	57,639	22,224	20,898	20,595	(22,760)	11,487	14,454	25,465	(28,677)	6,379	(13,283)	84,367
Share of profits less losses of:														
A jointly-controlled entity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Associates	896	1,064	(2,998)	(2,925)	-	-	-	-	1,866	4,233	-	(66)	(236)	2,306
Additional segment information:														
Impairment of fixed assets *(Note 9)*														
Land and buildings	49,000	15,118	-	-	-	-	-	-	-	-	-	-	49,000	15,118
Production facilities	-	-	-	-	2,289	-	1,403	-	-	-	-	-	3,692	-
Impairment of properties under development	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Unallocated amounts														

Note: Excluding exchange gains/(losses), net

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

	Leatherware products manufacturing, distribution and sales (discontinuing) For the six months ended 30 June		Packaging materials manufacturing, distribution and sales (discontinued) For the six months ended 30 June		Curtain wall installation (discontinued) For the six months ended 30 June		Corporate and other For the six months ended 30 June		Eliminations For the six months ended 30 June		Consolidated For the six months ended 30 June	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Segment revenue:												
Sales to external customers	16,766	15,205	8,324	11,113	-	6,986	4,881	15,383	-	-	3,354,131	3,705,397
Inter-segment sales	-	-	-	-	-	-	-	-	(67,393)	(63,407)	-	-
Other revenue from inter-segment *(Note)*	-	-	-	-	-	-	4,396	2,612	(4,396)	(3,554)	-	-
Other revenue from external sources *(Note)*	579	169	8	1	-	109	1,414	589	-	-	33,518	33,971
Exchange gains/(losses), net	(42)	(139)	-	-	-	-	(2,495)	5,604	-	-	(2,691)	4,606
Total	17,303	15,235	8,332	11,114	-	7,095	8,196	24,188	(71,789)	(66,961)	3,384,958	3,743,974
Segment results	(144)	(1,221)	(89)	(539)	-	(4,968)	(43,378)	(25,956)	227	14,071	918,492	1,060,732
Interest and unallocated gains											17,396	64,225
Unallocated expenses											(1,711)	(3,027)
Profit from operating activities											934,177	1,121,930
Finance costs											(636,323)	(820,776)
Share of profits less losses of:												
A jointly-controlled entity	-	-	-	-	-	-	-	-	-	-	25,990	13,928
Associates	-	-	-	-	-	-	-	-	-	-	81,012	83
Profit before tax											404,856	315,165
Tax											(70,215)	(55,639)
Profit before minority interests											334,641	259,526
Minority interests											(91,620)	(130,792)
Net profit from ordinary activities attributable to shareholders											243,021	128,734
Additional segment information:												
Impairment of fixed assets *(Note 9)*												
Land and buildings	-	-	-	-	-	-	-	-	-	-	49,000	15,118
Production facilities	-	-	-	-	-	-	-	-	-	-	3,692	-
Impairment of properties under development	-	-	-	-	-	-	-	-	-	-	28,400	32,580
Unallocated amounts											-	342
											81,092	48,040

Note: Excluding exchange gains/(losses), net

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SEGMENT INFORMATION (continued)

(b) Geographical segments

The following table presents revenue, profit/(loss) for the Group's geographical segments.

	Hong Kong		Mainland China		Other		Consolidated	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)
Segment revenue:								
Sales to external customers	**185,888**	288,808	**3,157,407**	3,400,844	**10,836**	15,745	**3,354,131**	3,705,397
Other revenue from external sources *(Note)*	**2,069**	3,663	**29,765**	30,305	**1,684**	3	**33,518**	33,971
Exchange gains/(losses), net	**(103)**	(60)	**(93)**	(994)	**(2,495)**	5,660	**(2,691)**	4,606
Revenue from external customers	**187,854**	292,411	**3,187,079**	3,430,155	**10,025**	21,408	**3,384,958**	3,743,974
Segment results	**(145,521)**	4,546	**1,077,028**	1,076,541	**(13,015)**	(20,355)	**918,492**	1,060,732

Note: Excluding exchange gains/(losses), net

3. DISCONTINUATION OF OPERATIONS

(a) Discontinued operation of Xuzhou Gangwei

In June 2002, Xuzhou Gangwei negotiated with its staff for the compensation payments in respect of the decision of the board of directors of Xuzhou Gangwei to discontinue its packaging materials manufacture and distribution operations and to lease all its plant and machinery to an independent third party. Xuzhou Gangwei commenced to lease its plant and machinery on 30 June 2002 and the discontinuation of packaging materials manufacture and distribution operations was then completed.

In connection with the decision to discontinue the packaging materials manufacture and distribution business, the Group incurred compensation payments to staff of HK$552,000.

(b) Disposal of GD Tannery's entire 60% interest in Alpha Universal

On 28 June 2002, GD Tannery entered into a conditional sale and purchase agreement with an independent third party for the disposal of its entire 60% interest in Alpha Universal and its subsidiaries (the "Alpha Universal Group") at HK$6,596,000 (net of expenses). The Alpha Universal Group used to operate the Group's leatherware products manufacture and distribution business.

On 15 July 2002, GD Tannery's disposal of its entire 60% interest in the Alpha Universal Group was completed and did not result in any significant impact on the financial results of the Group. Upon the completion of this transaction, Alpha Universal ceased to be a subsidiary of the Company and the Group's leatherware products manufacture and distribution business was then discontinued.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. **DISCONTINUATION OF OPERATIONS** (continued)

(c) **Disposal of the Group's entire 57.16% interest in GD Building**

On 10 February 2001, the Company entered into a conditional sale and purchase agreement (the "Building Agreement") with Hi Sun Limited, an independent third party, for the disposal of the Company's entire 57.16% equity interest in GD Building, which used to operate the Group's curtain wall installation business, for a cash consideration of HK$31,483,000. Pursuant to the Building Agreement, the Group agreed to waive the net amounts due from the GD Building group which was HK$358,000,000 (including certain bank loans of the GD Building group of HK$185,000,000 taken up by the Company by means of the issuance of notes payable to the relevant bank creditors) as at 3 March 2001 and to assume a contingent liability of the GD Building group of HK$19,819,000 as at 22 December 2000 as further disclosed in note 22(a) to the condensed consolidated financial statements.

On 3 March 2001, the Building Agreement was completed. GD Building ceased to be a subsidiary of the Company and the Group's curtain wall installation operations were then discontinued.

The carrying amounts of the total assets and liabilities relating to the discontinuing/discontinued operations as at 30 June 2002 are as follows. Comparative information for packaging materials manufacture and distribution business; leatherware products manufacture and distribution business and curtain wall installation business in 2001 is included in accordance with SSAP 33 "Discontinuing Operations".

	Packaging materials manufacture and distribution		**Leatherware products manufacture and distribution**		**Curtain wall installation**	
	30 June 2002 HK$'000 (Unaudited)	31 December 2001 HK$'000 (Audited)	**30 June 2002 HK$'000 (Unaudited)**	31 December 2001 HK$'000 (Audited)	**30 June 2002 HK$'000 (Unaudited)**	31 December 2001 HK$'000 (Audited)
Total assets	**15,477**	12,721	**15,534**	22,811	**-**	-
Total liabilities	**(6,687)**	(3,996)	**(5,257)**	(12,382)	**-**	-
Net assets	**8,790**	8,725	**10,277**	10,429	**-**	-

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. DISCONTINUATION OF OPERATIONS (continued)

The turnover, other revenue, expenses and results from the ordinary operations of packaging materials manufacture and distribution business; leatherware products manufacture and distribution business and curtain wall installation business for the six months ended 30 June 2002 and 2001 are as follows:

	Packaging materials manufacture and distribution For the six months ended 30 June		Leatherware products manufacture and distribution For the six months ended 30 June		Curtain wall installation For the six months ended 30 June	
	2002	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)
TURNOVER	**8,324**	11,113	**16,766**	15,205	**–**	6,986
Cost of sales	**(6,089)**	(9,877)	**(5,615)**	(4,707)	**–**	(6,705)
Gross profit	**2,235**	1,236	**11,151**	10,498	**–**	281
Other revenue and gains	**165**	100	**601**	536	**–**	675
Selling and distribution costs	**(840)**	(1,023)	**(6,845)**	(6,349)	**–**	–
Administrative expenses	**(760)**	(754)	**(5,069)**	(5,540)	**–**	(5,322)
Other operating income/ (expenses), net	**(732)**	–	**41**	–	**–**	–
PROFIT/(LOSS) FROM OPERATING ACTIVITIES	**68**	(441)	**(121)**	(855)	**–**	(4,366)
Finance costs	**–**	–	**(32)**	(379)	**–**	(68)
PROFIT/(LOSS) BEFORE TAX	**68**	(441)	**(153)**	(1,234)	**–**	(4,434)
Tax	**–**	–	**–**	–	**–**	–
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	**68**	(441)	**(153)**	(1,234)	**–**	(4,434)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. **DISCONTINUATION OF OPERATIONS** (continued)

The net cash flows attributable to the packaging materials manufacture and distribution business; leatherware products manufacture and distribution business and curtain wall installation business for the six months ended 30 June 2002 and 2001 are as follows:

	Packaging materials manufacture and distribution For the six months ended 30 June		**Leatherware products manufacture and distribution For the six months ended 30 June**		**Curtain wall installation For the six months ended 30 June**	
	2002	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)
Operating	**(287)**	(1,210)	**(608)**	(313)	**-**	(1,237)
Investing	**154**	12	**(317)**	(189)	**-**	-
Financing	**-**	-	**-**	-	**-**	-
Net cash outflows	**(133)**	(1,198)	**(925)**	(502)	**-**	(1,237)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging:

	For the six months ended 30 June	
	2002	2001
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Cost of inventories sold	**1,074,713**	1,241,600
Depreciation	**207,736**	230,560
Amortisation of deferred expenses*	**3,136**	6,379
Amortisation of reusable packaging materials*	**3,201**	5,159
Amortisation of the operating right*	**244,616**	244,862
Amortisation of trademarks*	**700**	700
Amortisation of prepaid rental*	**55,048**	–
(Gain)/Loss included in other operating expenses, net:		
Amortisation of goodwill	**119**	–
Revaluation deficit on investment properties *(see Note 10)*	**73,213**	15,000
Impairment of investment securities	–	342
Unrealised holding loss of other investments	**76**	3,267
Provision against properties held for sale	–	46,736
Impairment of properties under development *(see Note 11)*	**28,400**	32,580
Provision against inventories	**10,571**	427
Provision for doubtful debts	**48,655**	18,801
Impairment of fixed assets *(see Note 9)*	**52,692**	15,118
Loss on disposal of a subsidiary	–	4,628
Loss on disposal of certain interest in a subsidiary	–	2,972
Loss on disposal of fixed assets	**8,555**	–
Loss on disposal of an associate	**2,366**	–
Write-back of provision against an amount due from a fellow subsidiary	**(2,619)**	–
Gain on disposal of a deconsolidated subsidiary	**(850)**	–
and after crediting:		
Interest income	**12,093**	40,336
Royalty income from trademarks	**500**	500
Negative goodwill recognised*	**5,359**	9,557

* *These amortisation and the negative goodwill recognised for the period are included in "Cost of sales" and "Other revenue and gains" on the face of the condensed consolidated profit and loss account, respectively.*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. FINANCE COSTS

	For the six months ended 30 June	
	2002	2001
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Interest on bank loans, overdrafts and other borrowings repayable:		
Within five years	**83,849**	228,695
Over five years	**562,951**	563,366
Interest on provision for bank loans guaranteed	**11,162**	28,646
Interest on finance lease	**–**	69
	657,962	820,776
Less: Interest included in prepaid construction cost	**(22,736)**	–
	635,226	820,776
Amortisation of swap cost in respect of the Swap Agreement	**1,097**	–
Total finance costs for the period	**636,323**	820,776

6. TAX

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on assessable profits of subsidiaries of the Company in Mainland China and overseas have been calculated at the rate of tax applicable to those subsidiaries based on existing legislation, interpretations, and practices in respect thereof.

	For the six months ended 30 June	
	2002	2001
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Company and subsidiaries:		
Hong Kong	**3,046**	1,860
Mainland China	**54,999**	52,573
Under/(over) provision in prior periods	**(831)**	409
	57,214	54,842
Share of tax attributable to:		
Jointly-controlled entity	**441**	446
Associates	**12,560**	351
Tax charge for the period	**70,215**	55,639

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. DIVIDEND

The board of directors does not recommend the payment of any interim dividend in respect of the ordinary shares of the Company (the "Ordinary Shares") for the six months ended 30 June 2002 (2001: Nil).

As at 30 June 2002, the accumulated (but undeclared) fixed dividends on the Company's $3^1/_4$% redeemable cumulative convertible preference shares (the "Preference Shares") amounted to HK$81,342,000 (as at 31 December 2001: HK$70,448,000). Such accumulated dividends, in respect of the period starting from 7 October 1998, do not accrue interest.

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the six months ended 30 June 2002, together with the comparative amounts for the same period in 2001, is based on the following data:

	For the six months ended 30 June	
	2002	2001
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Earnings:		
Net profit attributable to shareholders	**243,021**	128,734
Less: Provision for preference share redemption premium	**(26,524)**	(24,661)
Preference Share dividend	**(10,894)**	(10,500)
Earnings for the purpose of basic and diluted earnings per share	**205,603**	93,573
Number of shares:		
Weighted average number of Ordinary Shares in issue	**5,136,914,717**	4,867,775,865
Effect of Additional Shares to be issued arising from the Acquisition from the date when all necessary conditions have been satisfied	**104,450,000**	–
For the purpose of basic earnings per share	**5,241,364,717**	4,867,775,865
Weighted average number of Ordinary Shares in issue	**5,136,914,717**	
Assumed issued at no consideration on deemed exercise of all share options outstanding during the period	**2,940,286**	
Effect of Additional Shares to be issued arising from the Acquisition from the beginning of period	**132,000,000**	
For the purpose of diluted earnings per share	**5,271,855,003**	N/A

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. EARNINGS PER SHARE (continued)

As part of the consideration for the acquisition of an 81% interest in GH Water Supply (Holdings) Limited ("GH Holdings") in 2000 (the "Acquisition"), the Company is committed to issue 66 million Ordinary Shares (the "Additional Shares") for each year of the five years commencing from 22 December 2000 (the "Earnout Period") to GDH Limited subject to the performance of 廣東粵港供水有限公司 (Guangdong Yue Gang Water Supply Company Limited) ("WaterCo"), a subsidiary of GH Holdings, meeting the milestones as set out in an earnout agreement between the Company and GDH Limited dated 22 December 2000 (the "Earnout Agreement"). Further details of this obligation are set out in the shareholders' circular of the Company in respect of the Acquisition dated 15 September 2000 (the "Acquisition Circular").

WaterCo had already attained the performance milestones under the Earnout Agreement for the first, second and third years of the Earnout Period in September 2001, March 2002 and September 2002, respectively. Accordingly, the Company had an obligation to issue a total of 198 million Additional Shares to GDH Limited in accordance with the Earnout Agreement upon the later of 21 December 2003 and the completion of the renovation project comprising the fourth expansion of the Dongshen Water Supply Project (the "Phase IV Renovation Project") which is expected to be in mid-2004. Further details of which are set out in note 21(e) to the condensed consolidated financial statements.

The effect of the 132 million Additional Shares for the first and second years of the Earnout Period have been incorporated in the computation of the basic and diluted earnings per shares for the current period. However, the further 66 million Additional Shares for the third year of the Earnout Period have not been taken into account in the computation of the basic and diluted earnings per share for the current period because the relevant performance milestones were only met subsequent to the balance sheet date in September 2002.

In the current period, the effect of the Company arising from the exercise of the Preference Shares was anti-dilutive.

No diluted earnings per share is presented for the six months ended 30 June 2001 as: (i) there was no dilutive effect arising from the contingent issuance of the Additional Shares and exercise of share options of the Company; and (ii) the effect of the Company arising from the exercise of convertible bonds and the Preference Shares was anti-dilutive.

9. FIXED ASSETS

The impairment losses of fixed assets arose from the decrease in value in use of certain land and buildings of Guangdong (H.K.) Tours Company Limited of HK$49,000,000; and reduction in usage of certain production facilities of the Group's malting plant of HK$2,289,000 and tannery plant of HK$1,403,000. The impairment losses for land and buildings were determined based on the professional valuation whereas the production facilities were considered as having zero recoverable value.

10. INVESTMENT PROPERTIES

Based on advice from independent professional valuers on the existing use of the investment properties of the Group as at 30 June 2002, a revaluation deficit of approximately HK$73,213,000 arose and this has been charged to the condensed consolidated profit and loss account.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. PROPERTIES UNDER DEVELOPMENT

The impairment losses of properties under development of HK$28,400,000 arose from subsequent sales of certain properties under developments in Hong Kong and the Group's recent discussion with a potential buyer in connection with the disposal of certain properties under development in Mainland China. The impairment losses were determined based on the directors' estimates of the market values of these properties under development with reference to subsequent selling price and recent discussion with the potential buyer.

12. RECEIVABLES, PREPAYMENTS AND DEPOSITS

Included in the receivables, prepayments and deposits are trade receivables of HK$689,336,000 (as at 31 December 2001: HK$541,560,000) from the Group's customers.

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. Invoices are normally payable ranging from 30 days to 180 days of issue. Credit limits are set for customers. The Group seeks to maintain tight control over its outstanding receivables in order to minimise credit risk. Overdue balances are regularly reviewed by senior management.

An aged analysis of the Group's trade receivables at the balance sheet date based on payment due date is as follows:

	As at 30 June 2002 HK$'000 (Unaudited)	As at 31 December 2001 HK$'000 (Audited)
Within 3 months	**720,662**	540,609
More than 3 months and less than 6 months	**9,848**	6,496
More than 6 months and less than 1 year	**18,500**	16,432
More than 1 year	**218,697**	283,228
	967,707	846,765
Less: Provision for doubtful debts	**(278,371)**	(305,205)
	689,336	541,560

In addition, to accord with the presentation adopted in the current period, the portion of prepaid rental, for leasing certain fixed assets and land used for the existing exposed water channels and canals of the Group, to be amortised in the next twelve months as at 31 December 2001 amounting to HK$110,097,000 has been reclassified to receivables, prepayments and deposits from other long term assets because, in the opinion of the directors, such presentation better reflects the underlying nature of the balance.

13. CASH AND CASH EQUIVALENTS AND PLEDGED BANK DEPOSITS AND BALANCES

	As at 30 June 2002 HK$'000 (Unaudited)	As at 31 December 2001 HK$'000 (Audited)
Cash and bank balances	**1,162,902**	1,258,150
Time deposits	**185,307**	346,597
	1,348,209	1,604,747
Less: Pledged bank balances and time deposits for trade facilities	**(19,575)**	(19,873)
Pledged bank balances and time deposits for bank loans repayable within one year from the balance sheet date	**(28,795)**	(42,401)
Pledged bank balances for securing mortgage loans of certain purchasers of the Group's properties held for sale	**(1,479)**	(4,031)
	(49,849)	(66,305)
Cash and cash equivalents	**1,298,360**	1,538,442

As at 30 June 2002, the Company and certain of its subsidiaries held cash and bank balances of HK$177 million (as at 31 December 2001: HK$309 million) which were subject to certain arrangements as set out in their respective debt restructuring documents. Pursuant to their respective debt restructuring documents, prior to, amongst other things, their prepayment of debts, the Company and these subsidiaries are required to reserve cash and bank balances up to a maximum of HK$275 million (as at 31 December 2001: HK$365 million) in aggregate which is applied to be used as working capital for their operations.

In addition to the above-mentioned amount of HK$275 million (as at 31 December 2001: HK$365 million), the GH Holdings Group are also required to reserve certain cash and bank balances for, amongst other things, payment of interest, repayment of debts and distribution to shareholders of GH Holdings pursuant to an agreement dated 22 December 2000 entered into between the GH Holdings Group and other parties. As at 30 June 2002, cash retained for such purpose amounted to HK$3,944,000 (as at 31 December 2001: HK$130,766,000).

14. DUE FROM/TO FELLOW SUBSIDIARIES

As at 30 June 2002, included in the amounts due from fellow subsidiaries is an unsecured loan to Guangdong Finance Limited ("GD Finance") of HK$42,175,000 (as at 31 December 2001: HK$67,965,000), with a provision of HK$42,175,000 (as at 31 December 2001: HK$48,156,000), which bears interest at rates ranging from London Inter-Bank Offer Rate ("LIBOR") plus 1.8% per annum to Hong Kong Inter-Bank Offer Rate ("HIBOR") plus 1.8% per annum and is repayable in accordance with the terms set out in the bank debt restructuring agreement of GD Finance. The remaining balances with fellow subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. DUE FROM/TO IMMEDIATE HOLDING COMPANY

The amount due from immediate holding company, GDH Limited, is unsecured, interest-free and has no fixed terms of repayment.

The amounts due to immediate holding company are analysed as follows:

	As at 30 June 2002 HK$'000 (Unaudited)	As at 31 December 2001 HK$'000 (Audited)
Non interest-bearing portion	**3,163**	64,069
Interest-bearing portion (included in Note 18)	**100,549**	113,241
	103,712	177,310

The non interest-bearing portion of amounts due to immediate holding company is unsecured, interest-free and has no fixed terms of repayment.

The interest-bearing portion of amounts due to immediate holding company is unsecured and bears interest at 4% per annum up to September 2002. Thereafter, the applicable interest rate will be the average of bank lending rate and deposit rate in Mainland China.

16. TRADE PAYABLES

An aged analysis of the Group's trade payable at the balance sheet date based on payment due date is as follows:

	As at 30 June 2002 HK$'000 (Unaudited)	As at 31 December 2001 HK$'000 (Audited)
Within 3 months	**272,885**	225,692
More than 3 months and less than 6 months	**4,375**	6,178
More than 6 months and less than 1 year	**22,099**	1,648
More than 1 year	**53,506**	53,771
	352,865	287,289

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. DUE TO MINORITY SHAREHOLDERS OF SUBSIDIARIES

The amounts due to minority shareholders of subsidiaries at the balance sheet date are unsecured and are analysed as follows:

	As at 30 June 2002 HK$'000 (Unaudited)	As at 31 December 2001 HK$'000 (Audited)
Interest-bearing borrowings (included in Note 18):		
Current portion	**962**	–
Non-current portion	**41,486**	42,448
	42,448	42,448
Non interest-bearing borrowings:		
Current portion	**295,666**	323,684
Non-current portion	**299,728**	265,044
	595,394	588,728
	637,842	631,176

The interest-bearing portion of amounts due to minority shareholders of subsidiaries are unsecured and bear interest at 2% above LIBOR per annum.

18. BANK AND OTHER INTEREST-BEARING BORROWINGS

	As at 30 June 2002			As at 31 December 2001		
	Current liabilities HK$'000 (Unaudited)	**Non-current liabilities HK$'000 (Unaudited)**	**Total HK$'000 (Unaudited)**	Current liabilities HK$'000 (Audited)	Non-current liabilities HK$'000 (Audited)	Total HK$'000 (Audited)
Bank loans and overdrafts	**329,724**	**2,786,663**	**3,116,387**	540,812	3,058,193	3,599,005
Bonds	**59,690**	**531,017**	**590,707**	–	650,179	650,179
Floating rate notes	**35,100**	**312,251**	**347,351**	–	382,349	382,349
Notes Payable and GH Holdings Debts	**13,226**	**13,475,564**	**13,488,790**	–	13,786,870	13,786,870
Transferable loan instruments	**37,926**	**337,392**	**375,318**	–	413,140	413,140
Due to immediate holding company *(Note 15)*	**25,400**	**75,149**	**100,549**	25,610	87,631	113,241
Due to minority shareholders of subsidiaries *(Note 17)*	**962**	**41,486**	**42,448**	–	42,448	42,448
Due to an associate	–	–	–	37,690	–	37,690
	502,028	**17,559,522**	**18,061,550**	604,112	18,420,810	19,024,922

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. SHARE CAPITAL

	As at 30 June 2002 HK$'000 (Unaudited)	As at 31 December 2001 HK$'000 (Audited)
Authorised:		
8,000,000,000 Ordinary Shares of HK$0.50 each	**4,000,000**	4,000,000
200,000 3¹/₄% Preference Shares of US$1.00 each	**1,549**	1,549
	4,001,549	4,001,549
Issued and fully paid:		
5,145,282,672 Ordinary Shares (2001: 5,132,982,672 Ordinary Shares) of HK$0.50 each	**2,572,641**	2,566,491
85,949 3¹/₄% Preference Shares (2001: 85,949 Preference Shares) of US$1.00 each	**666**	666
	2,573,307	2,567,157

During the period, a total of 12,300,000 Ordinary Shares were issued to certain option holders at HK$0.5312 per share for a total cash consideration of HK$6,533,760.

Share options

Movements in share options to subscribe for the Ordinary Shares in the Company during the period are as follows:

	Number of share options to subscribe for one Ordinary Share at an exercise price* of							
	HK$4.536	HK$2.892	HK$3.024	HK$0.5312	HK$0.74	HK$0.814	HK$0.816	Total
Balance at 1 January 2002	1,490,000	6,005,000	5,350,000	167,000,000	19,500,000	–	–	199,345,000
Options granted during the period	–	–	–	–	–	60,300,000	31,393,939	91,693,939
Options exercised during the period	–	–	–	(12,300,000)	–	–	–	(12,300,000)
Options cancelled during the period	(1,490,000)	(45,000)	(1,350,000)	–	(1,000,000)	–	–	(3,885,000)
Balance at 30 June 2002	–	5,960,000	4,000,000	154,700,000	18,500,000	60,300,000	31,393,939	274,853,939

* *Subject to adjustment*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. SHARE CAPITAL (continued)

Share options (continued)

The options outstanding at 30 June 2002 expire at various dates up to the close of business on 7 November 2007, or if that day is not a business day, the expiry date will be the close of the business day preceding 7 November 2007. Assuming that there has been no adjustment to the exercise prices of these options, the exercise in full of the outstanding options at the then respective exercise price would result in the issue of additional 274,853,939 Ordinary Shares and cash proceeds before the related issue expenses of approximately HK$199,901,000.

American depositary receipt

Citibank, N.A. established an American depositary receipt ("ADR") Programme for the Ordinary Shares and the registration statement for the ADR programme was declared effective by the U.S. Securities and Exchange Commission on 5 August 1994. A maximum of 16,000,000 American depositary shares, representing 160,000,000 Ordinary Shares, may be traded over-the-counter in the U.S. under the ADR programme. No new shares were issued or are expected to be issued as a result of the ADR programme.

The ADR programme was established to enable the investor base of the Company to be enlarged. The Company has appointed Citibank N.A. as the depositary bank for the ADR programme.

20. NOTES TO CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(a) Acquisitions of subsidiaries

During the period, the Company under the terms of the shareholders' agreement of GH Holdings had exercised its first right of refusal in respect of certain shares of GH Holdings which certain existing holders wished to transfer. During the period, the Company further acquired 0.40% interest in GH Holdings at a total consideration of HK$7,357,000. As a result of these acquisitions, the Group increased its holdings in GH Holdings to 81.83% and recognised a negative goodwill of HK$16,361,000.

For the six months ended 30 June 2001, the Company acquired additional interests in certain subsidiaries at a total consideration of HK$34,134,000 and recognised negative goodwill of HK$105,646,000.

(b) Disposal of subsidiaries and associates

In addition to GD Tannery's disposal of its entire 60% interest in Alpha Universal as detailed in note 3(b) to the condensed consolidated financial statements, the Group also had the following disposals during the period:

On 28 December 2001, the Company entered into a conditional agreement with another shareholder of Zhongshan Investment Limited ("ZSI") for the disposal of the Company's entire 38.4% interest in ZSI at RMB4 million. This transaction was completed in February 2002 and resulted in a loss of HK$2,366,000 to the Group in the current period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. NOTES TO CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

(b) Disposal of subsidiaries and associates (continued)

On 27 July 2001, the Company entered into a conditional agreement with the Chinese joint venture partner for the disposal of the Company's entire 56.01% interest in 廣州市南方大廈有限公司 (Guangzhou Nanfang Dasha Co., Ltd.) ("Nanfang Dasha") at a consideration of HK$850,000. This transaction was completed in April 2002. Nanfang Dasha, which was a subsidiary of the Company, was deconsolidated from the Group's financial statements in prior years. The disposal has resulted in a profit of HK$850,000 to the Group in the current period as full provision had previously been made by the Company in the prior years against its entire interest in Nanfang Dasha as part of the process of the Company to disengage from its non-core businesses.

For the six months ended 30 June 2001, in addition to the Group's disposal of its entire interest in GD Building (as detailed in note 3(c) to the condensed consolidated financial statements), the Group also disposed its entire 70% interest in Guangdong Group (Shenzhen) Ltd. to GDH Limited at a cash consideration of HK$206,000,000 and a loss of HK$4,628,000 was recognised on disposal of this subsidiary.

(c) Cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2002	2001
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Cash and cash equivalents in the balance sheet	**1,298,360**	1,660,996
Non-pledged bank deposits with original maturity of more than three months when acquired	**(3,649)**	(39,093)
Bank overdrafts with original maturity of less than three months when advanced	**(108)**	(1,443)
Cash and cash equivalents in the cash flow statement, at 30 June	**1,294,603**	1,620,460

(d) Major non-cash transactions

(i) During the period, Guangdong Power Investment Limited ("GDPI"), a 49% owned associate of the Company, capitalised its shareholders' loans of totalling HK$226,732,000 as an increase in capital in proportion to the equity interest held by the shareholders of GDPI. Accordingly, the Group recorded a reduction of amounts due from associates of HK$111,088,000 by an increase in the same amount in the share of net assets of associates to reflect an increase in the Group's interest in the capital of GDPI as a result of its capitalisation of shareholders' loans.

(ii) In the prior period, the Group settled a debt of HK$12,293,000 by a transfer of certain equity interests of the Group in a subsidiary to the creditor and a loss of HK$2,972,000 was recognised as a result of this transaction.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

21. **COMMITMENTS**

(a) The Group leases certain of their office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to four years.

As at 30 June 2002, the Group had total future minimum lease payments under non-cancellable operating leases in respect of land and buildings falling due as follows:

	As at 30 June 2002 HK$'000 (Unaudited)	As at 31 December 2001 HK$'000 (Audited)
Within one year	**8,599**	8,582
In the second to fifth years, inclusive	**2,994**	2,627
	11,593	11,209

(b)

Capital commitments in respect of properties, plant and equipment:		
Contracted for	**15,023**	23,504
Authorised, but not contracted for	**6,444**	942
	21,467	24,446

(c)

Other capital commitments:		
Contracted for	**–**	32,420

(d) In accordance with the "Engineering, Procurement and Construction Contract" entered into between WaterCo and Guangdong Province Water Supply Project Administration General Bureau (the "Project Bureau") on 15 December 2000, the Project Bureau was appointed to be in charge of the organisation and implementation of the engineering, procurement and construction of the "Phase IV Renovation Project" and is responsible for funding any overrun cost in the event that the ultimate cost of the Phase IV Renovation Project exceeds the projected total cost of RMB4.7 billion.

The cost of RMB4.7 billion will be financed by a non interest-bearing loan facility of RMB2.53 billion, which originates from a loan facility granted by the Hong Kong SAR Government to the Guangdong Provincial Government for the Phase IV Renovation Project, and an interest-bearing loan facility of RMB2.17 billion from a group of PRC banks at a rate of 5.589% per annum. An aggregate amount of RMB1,000 million (as at 31 December 2001: RMB810 million) has been drawn from these banks as at 30 June 2002.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

21. COMMITMENTS (continued)

(e) Pursuant to the Earnout Agreement, the Company is committed to issue 198 million Additional Shares to GDH Limited on whichever is the later date of 21 December 2003 and the date of completion of the Phase IV Renovation Project. The completion of the Phase IV Renovation Project is scheduled in the mid-2004.

Further issuance of the remaining 132 million Additional Shares is contingent on the fulfillment of certain future performance of WaterCo in accordance with the Earnout Agreement.

As pointed out in the Acquisition Circular, following negotiation with GDH Limited, the Company's board of directors (the "Board") had determined to designate the issue price of each of the Additional Share which might be issued to be HK$1.20 and the same as the issue price for each of the 2.3 billion Ordinary Shares (the "Consideration Shares") issued to GDH Limited upon the completion of the Acquisition. The issue price of HK$1.20 as aforesaid (the "Circular Price") which was determined by reference to, in particular, the value of the Dongshen Water Supply Project was considered by both the independent financial adviser advising on the Acquisition and the Board (including the Independent Non-Executive Directors) to be fair and reasonable and approved by the shareholders of the Company in general meeting on 18 October 2000. Further details of the determination of the Circular Price and the valuation of Dongshen Water Supply Project are set out in the Acquisition Circular.

As a result of the SSAP 30 becoming effective and applicable to the financial statements with financial year commencing from 1 January 2001, the Group and the Company are required to record each of the Additional Shares as to be issued at the prevailing market price of HK$0.92 per Ordinary Share on the date of completion of the Acquisition (the "Market Price") instead of the Circular Price which also was the price adopted for the recording of the issue of all the Consideration Shares in prior years. Accordingly, an amount of HK$182,160,000 (as at 31 December 2001: HK$121,440,000) (being the value of the aforesaid 198 million (as at 31 December 2001: 132 million) Additional Shares to be issued at the Market Price) was credited to the Group's and the Company's reserves as "Ordinary Shares To Be Issued" to reflect the respective obligation of the Group and the Company in respect of those 198 million Additional Shares to be issued by a reduction of the Group's capital reserve on the acquisition of GH Holdings and an increase in the Company's investment cost in GH Holdings both of the same amount as certain contingencies that would affect the amount of the Group's and the Company's purchase consideration for GH Holdings have become probable. All the rights and obligations under the Earnout Agreement remain unchanged. The compliance of the Company with all the obligations under the Earnout Agreement to be observed and performed on its part also remains unaffected.

(f) Pursuant to WaterCo's articles of association, the minority shareholder (also the Company's ultimate holding company, 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang Investment"), which directly holds 1% interest in WaterCo) is not entitled to any distributed profits of WaterCo for the first fifteen years of operations and 100% of the distributed profits for that period shall be made to GH Holdings. Starting from the sixteenth year of operations, 1.01% of the distributed profits of WaterCo for the first fifteen years of operations plus simple interest of 8% per annum on the unpaid amount of the distributed profits (collectively referred to as the "Deferred Dividend") shall be made to Yue Gang Investment. Once Yue Gang Investment has received the Deferred Dividend in full, all of the WaterCo's distributable profits are to be distributed to GH Holdings and Yue Gang Investment according to their respective equity interests in WaterCo during the remaining operating period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

21. COMMITMENTS (continued)

(g) The Company entered into a conditional sale and purchase agreement on 13 February 2001 for the Company's disposal of its entire 95% equity interest in and its shareholders' loans to Zhongshan Power (Hong Kong) Limited ("ZPHK"). The consideration, including compensation for the discontinuation of certain guaranteed profits, is US$16.76 million. The directors believe that there will be a gain on disposal of this investment. In addition, as a condition precedent to the completion of the sale, 中山火力發電廠(Zhongshan Power Plant), the contractual joint venture held by ZPHK, is required to fully repay all its indebtedness to Yue Sheng Finance Limited ("Yue Sheng"), a wholly-owned subsidiary of the Company, together with interest. Up to the date of this report, this transaction has not yet been completed.

(h) A preliminary agreement has been entered into between the Group and an independent third party on 20 March 2001 for the disposal of the Group's 70% interest in Guang Dong Nanhua Cement Limited held by Guangdong Construction Materials (International) Limited ("GCM") for a total consideration of RMB30 million. GCM, which was a wholly-owned subsidiary of the Company, was deconsolidated from the Group's financial statements in prior years. When completed, the disposal would result in an increase of the net worth of the Group as full provision had previously been made by the Company in the prior years against its entire interests in the GCM group as part of the process for the Company to disengage from non-core businesses. Up to the date of this report, this transaction has not yet been completed.

(i) As at 30 June 2002, certain subsidiaries of the Group have commitments to make an annual fee payments to their joint venture partners in Mainland China over the respective joint venture period. An aggregate amount of HK$808,000 (as at 31 December 2001: HK$808,000) will be paid in the following year.

22. CONTINGENT LIABILITIES

	As at 30 June 2002 HK$'000 (Unaudited)	As at 31 December 2001 HK$'000 (Audited)
(a) Guarantees:		
Guarantees given to banks in respect of performance bonds issued for Full Arts Metal Works Limited, a wholly-owned subsidiary of GD Building *(Note 3(c))*	**19,819**	19,819
Guarantees given for banking facilities granted to a fellow subsidiary	**3,165**	8,791
Guarantees given in respect of mortgage loans made by banks to the Group's purchasers of properties	**3,367**	34,499
Guarantees given in respect of mortgage loans made by banks to an associate's purchasers of properties	**644**	1,012
	26,995	64,121

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. CONTINGENT LIABILITIES (continued)

(b) In March 2001, Yue Sheng commenced legal proceedings in Mainland China to recover two outstanding loans in the total sum of HK$40,000,000 together with interest from the two Chinese parties who were the guarantors for those loans. The case has already been heard. However, up to the date of this report, the judgement of the court was still pending.

After trying without success to dispute the jurisdiction of the Chinese Court in the aforesaid proceedings, the two guarantors together with the borrower of those two loans commenced legal proceedings in Hong Kong against Yue Sheng and a former subsidiary of the Group in July 2001 seeking, inter alia, a declaration that they were under no legal obligation to repay the two loans and compensation. Yue Sheng has been applying to stay or alternatively to strike out the action and will undertake further interlocutory appeal thereon.

Based on legal advice, the directors are of the view that the claim brought against Yue Sheng is without merit and no provision for the claims of the guarantors and the borrower was considered necessary as at 30 June 2002.

(c) In January 2002, two subsidiaries indirectly held by the Company, namely Guangdong Enterprises (North America) Fur Holdings Limited ("GDNA") and Harbour Hill International Limited ("Harbour Hill"), commenced an action in the Southern District of New York against a company called Hennessy International Group, Inc. ("HIGI") and its owners/controllers. HIGI is one-third held by GDNA and is an associate of the Group. GDNA and Harbour Hill are attempting to recover approximately US$2.25 million in financing that GDNA and Harbour Hill provided to HIGI. Defendants have counterclaimed for US$2 million, claiming that GDNA and Harbour Hill wrongly terminated HIGI's financing. Since the balance sheet date, the parties have reached a settlement whereby GDNA and Harbour Hill not only were exempted from all liabilities, they also secured certain partial recovery.

The directors, based on the settlement reached, considered that no provision would be necessary at the balance sheet date.

(d) Two separate legal proceedings have been commenced against Guangdong (H.K.) Tours Company Limited ("GD Tours"), a wholly-owned subsidiary of the Company, claiming for damages in respect of traffic accidents in Mainland China involving members of tour groups organised by GD Tours. Both proceedings have reached the stage of discovery.

Also, subsequent to the balance sheet date, GD Tours received certain claims in respect of another traffic accident in Mainland China involving members of a tour group organised by GD Tours. However, up to the date of this report, no legal proceedings have been commenced in respect of those claims.

Based on legal advice, the directors are of the opinion that it is premature to estimate the outcome and hence, no provision has been made in the condensed consolidated financial statements on account of the claims.

In any event, according to legal advice, GD Tours is not at fault. It has therefore denied liability and will further continue to vigorously contest all such claims.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. CONTINGENT LIABILITIES (continued)

(e) Following the change in senior management of GD Tannery in June 2002, it was discovered that certain former executives (the "Former Executives") of Nanhai Tannery & Leather Products Co., Ltd. ("Nanhai Tannery") (one of whom was also a former director of GD Tannery) had been involved in certain irregularities. Nanhai Tannery is a wholly-owned subsidiary of GD Tannery and is a sino-foreign cooperative joint venture company established in Nanhai, the People's Republic of China (the "PRC").

Upon discovery of the irregularities, an internal audit team of the Company and its immediate holding company, working with the new management of GD Tannery, conducted a preliminary investigation of the irregularities. The investigation revealed that the Former Executives had apparently been operating a business in parallel to the operations of Nanhai Tannery (the "Parallel Operation") for their own personal gain for a number of years.

The incident has been reported by GD Tannery to the relevant PRC authorities who have detained the Former Executives in the Nanhai Municipality and seized the relevant documents related to the Parallel Operation for investigations. GD Tannery has also instructed its auditors and the PRC lawyers to carry out special investigations with a view to ascertain the effects of the Parallel Operation on the business of Nanhai Tannery and to advise management of GD Tannery's possible recourses against the Former Executives.

Based on the findings of the auditors and advice of the PRC lawyers, the directors of GD Tannery are of the opinion that the Parallel Operation should not be incorporated in the financial statements of GD Tannery, and hence, the Group. However, the Parallel Operation appeared to have involved various irregularities in their transactions under the applicable PRC law and regulations.

As the investigations of the PRC authorities are still ongoing, it is not possible to ascertain with certainty the consequential actions that may be taken by the PRC authorities for the aforesaid irregularities and the existence or otherwise of any penalties and claims. As of the date of this report, no provision has been made in the financial statements for such contingencies.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

23. RELATED PARTY TRANSACTIONS

In addition to the transactions set out elsewhere in this condensed consolidated financial statements, the Group had the following related party transactions during the period:

		For the six months ended 30 June	
		2002	2001
		HK$'000	HK$'000
	Notes	**(Unaudited)**	(Unaudited)
Sale of electricity to a minority shareholder of a subsidiary	(i)	**(269,087)**	(204,072)
Rental income from GDH Limited and certain of its subsidiaries	(ii)	**(3,695)**	(3,764)
Interest income from a fellow subsidiary, GD Finance	(iii)	**(1,004)**	(4,076)
General computer and SAP financial system maintenance service fees from GDH Limited and certain of its subsidiaries	(iv)	**(1,280)**	–
Interest expense to:			
– Minority shareholders of subsidiaries	(v)	**849**	2,146
– GDH Limited and certain of its subsidiaries	(vi)	**71,678**	65,295
Annual fees to minority shareholders of subsidiaries	(vii)	**404**	5,252
Repairs and maintenance service fees paid to a fellow subsidiary	(viii)	**459**	–
Property management service fees paid to a fellow subsidiary	(ix)	**1,888**	–
Construction costs for engineering facilities paid to a fellow subsidiary	(x)	**1,643**	–

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

23. RELATED PARTY TRANSACTIONS (continued)

Notes:

(i) Under an operating agreement between the subsidiary and its minority shareholder dated 23 April 1994, the minority shareholder agreed to purchase all the electricity generated by the subsidiary. The sale of electricity was made at the price stipulated by the relevant government authority in Mainland China. The amount due from the minority shareholder of this subsidiary was HK$145,265,000 as at 30 June 2002 (as at 31 December 2001: HK$123,025,000).

(ii) The rental income arose from the letting of certain of the Group's office premises to GDH Limited and certain of its subsidiaries in accordance with their respective tenancy agreements. As at the balance sheet date, the Group's balances with GDH Limited are set out in note 15 to the condensed consolidated financial statements whereas the Group did not have any balance with these fellow subsidiaries except those disclosed in note 14 to the condensed consolidated financial statements.

(iii) GD Finance was a wholly-owned subsidiary of the Company before the Company transferred its entire interest in GD Finance to GDH Limited as part of the consideration for the Acquisition. As at 30 June 2002, GD Finance was a wholly-owned subsidiary of GDH Limited and a fellow subsidiary of the Company. The interest income arose from the Company's loan to GD Finance prior to the Acquisition. Further details of which, including the terms of the loan, are set out in note 14 to the condensed consolidated financial statements. In addition, prior to the Acquisition, the Company had, jointly and severally with Guangdong Enterprise (Holdings) Ltd., a previous major shareholder of the Company, guaranteed certain bank loans to GD Finance at nil consideration. As at 30 June 2002, the outstanding amounts of these bank loans so guaranteed were HK$499,000 and US$348,000 (as at 31 December 2001: HK$1,358,000 and US$953,000).

(iv) The Company provided certain general computer and SAP financial system maintenance services to GDH Limited and certain of its subsidiaries during the period in accordance with the respective agreements between the Company and GDH Limited and these fellow subsidiaries. The Group's balances with GDH Limited as at the balance sheet date are set out in note 15 to the condensed consolidated financial statements. The Group did not have any balance with these fellow subsidiaries except for those disclosed in note 14 to the condensed consolidated financial statements.

(v) The interest expense arose from funds advanced by minority shareholders of the Company's subsidiaries, details of which, including the terms, are disclosed in note 17 to the condensed consolidated financial statements.

(vi) The interest expense arose from (a) loans advanced by GDH Limited to the Group which amounted to HK$100,549,000 (as at 31 December 2001: HK$113,241,000) as at 30 June 2002, further details of which are set out in note 15 to the condensed consolidated financial statements; and (b) certain bank indebtedness and GH Holdings Debts of the Group amounting to HK$2,068,500,000 (as at 31 December 2001: HK$1,882,247,000) as at 30 June 2002 held by GDH Limited and certain of its subsidiaries.

(vii) The annual fees paid by the Group are in accordance with the respective Sino-foreign co-operative joint venture agreements.

(viii) The service fees arose from the repairs and maintenance works rendered by a fellow subsidiary of the Company on certain of WaterCo's plant and machinery. Such services were rendered in accordance with contracts entered into as required under existing construction arrangements between WaterCo and the fellow subsidiary. At the balance sheet date, the Group did not have any balance with the fellow subsidiary.

(ix) The management fees arose from the property management services rendered by a fellow subsidiary of the Company to WaterCo under the contracts entered into in accordance with the terms of an agreement made between WaterCo and the fellow subsidiary. At the balance sheet date, the Group did not have any balance with the fellow subsidiary.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

23. RELATED PARTY TRANSACTIONS (continued)

Notes: (continued)

(x) The construction costs arose from the construction of certain engineering facilities for WaterCo by a fellow subsidiary of the Company in accordance with the contracts entered into pursuant to an existing agreement between WaterCo and the fellow subsidiary. At the balance sheet date, the Group did not have any balance with the fellow subsidiary.

(xi) As at 30 June 2002, the Group had a bank loan of HK$25,500,000 which is secured by certain amount of debt securities held by GDH Limited at nil consideration.

(xii) The cash distribution made by GD Holdings during the period out of its capital contribution reserve, amounting to HK$10,764,480 (six months ended 30 June 2001: Nil) was paid or payable to GDH Limited and certain of its subsidiaries as shareholders of GH Holdings. The distribution is in accordance with their respective interests in GH Holdings.

(xiii) On 3 June 2002, the Company engaged AMRI Financial Group Limited ("AMRI") for the provision of consultancy services in a project at an aggregate consideration of the grant of 31,393,939 share options of the Company. According to the service contract, additional fees may be paid where the outcome of the project exceeds an agreed target. A director of the immediate holding company of the Company is also a director and shareholder of AMRI.

Each share option granted to AMRI is exercisable to subscribe for an Ordinary Share at an exercise price of HK$0.816 commencing from the date of successful completion of the project to 3 June 2007. As at the date of this report, the project has not yet been completed and none of the share options are exercisable. Further details of the share options are also set out in note 19 to the condensed consolidated financial statements.

24. POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the Group had the following significant post balance sheet events:

(a) The board of directors of the Company resolved to (a) propose to amend (the "Proposed Amendments") the terms of the US$125,000,000 Preference Shares in the capital of the Company with a par value of US$1.00 each and a paid-up value of US$1,000 each on 5 August 2002. The Proposed Amendments are to provide for a put and a call option between the preference shareholders and GDH Limited, the immediate controlling shareholder of the Company, at a price equal to 135% of their paid-up value. The proposal is intended to make it easier for the Company to enact a subsequent agreed redemption or variation of the terms of such shares; and (b) propose additional amendment on 16 August 2002 (the "Proposed Additional Amendment") which is conditional on the Proposed Amendments being approved by the preference shareholders and ordinary shareholders in the Company and is to amend the terms of such Preference Shares such that for the year from 8 April 2003 to 7 April 2004, they will carry a reduced dividend of 6.60% per annum, on their redemption amount. The Proposed Additional Amendment is intended to reduce the amount of dividends (declared and/or undeclared) of such Preference Shares by approximately US$3.6 million for the year from 8 April 2003 to 7 April 2004.

The special resolution to approve every alteration or abrogation of the special rights which is or may be effected by the passing of the special resolutions set out in the notice convening the extraordinary general meeting of the Company, was duly passed at the class meeting of the preference shareholders of the Company held on 16 September 2002.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

24. POST BALANCE SHEET EVENTS (continued)

(a) (continued)

The special resolutions to approve the Proposed Amendments and the Proposed Additional Amendments were passed by the preference shareholders and ordinary shareholders of the Company at an extraordinary general meeting of the Company held on 16 September 2002.

Further details regarding the Proposed Amendments and Proposed Additional Amendments are also set out in the Company's announcements dated 7 August 2002 and 19 August 2002 and in the Company's circular dated 23 August 2002.

(b) On 15 July 2002, the Group entered into a conditional sale and purchase agreement with another shareholder of New World-Guangdong Highway Investments Co., Limited ("NWGH"), an 50% owned associate of the Group, for the disposal of the Group's entire equity interest in NWGH at a consideration of HK$36,775,000. NWGH holds 37% interest in a contractual joint venture company which is established and operates a toll road in Mainland China. NWGH has also contracted to dispose its 12% interest in the joint venture company. The legal transfer of the Group's interest in NWGH to the purchaser will be conditional, amongst other things, upon NWGH's successful disposal of its 12% interest in the joint venture company that has recently been completed. Accordingly, this transaction will be completed soon and the Group's disposal of NWGH would result in a gain of approximately HK$36 million to the Group.

(c) On 9 August 2002, the Group entered into a sale and purchase agreement to dispose of its entire interest in Central China (Asia) Investment Limited, a wholly-owned subsidiary of the Company which holds the Group's entire interest in Shandong Huazhong Amber Brewery Co., Ltd., an associate of the Group, to an independent third party for a total consideration of HK$40 million. The disposal has not been completed up to the date of this report and there is no material gain or loss on the disposal for the Group.

(d) On 13 June 2002, the Group entered into certain sale and purchase agreements with independent third parties for the disposals of certain properties under developments in Hong Kong at a total consideration of HK$13.6 million. The disposals were completed on 5 July 2002 and there is no material gain or loss on this disposal as a provision of HK$10,400,000 has been made at the balance sheet date.

(e) On 8 August 2002, the Company disposed of certain other investments to independent third parties at a total consideration of HK$17 million and there is no material gain or loss on this disposals.

25. APPROVAL OF THE INTERIM FINANCIAL STATEMENTS

These condensed interim consolidated financial statements were approved and authorised for issue by the board of directors on 18 September 2002.

BUSINESS REVIEW, DISCUSSION AND ANALYSIS, PROSPECT AND OTHER INFORMATION

Review of Group Results

The Group's unaudited net profit attributable to shareholders for the six months ended 30 June 2002 was HK$243,021,000 (2001: HK$128,734,000), representing an increase of HK$114,287,000 over the corresponding period last year. The current period's profit has already taken into account the provisions of HK$213,607,000 which were mainly in respect of impairment of properties under development in Mainland China and Hong Kong (HK$28,400,000), impairment of fixed assets (HK$52,692,000), provisions for doubtful debts (HK$48,655,000), provisions against inventories (HK$10,571,000) and revaluation deficit on investment properties (HK$73,213,000).

There was a reduction in the Group's turnover and profit from operating activities (before finance costs and provisions) by HK$351 million and HK$106 million, respectively. The reduction was mainly as a result of the disposal of certain hotel properties and subsidiaries in second half of last year, which constituted a respective decline in the Group's turnover and operating profit (before finance costs and provisions) by HK$283 million and HK$64 million for the six months ended 30 June 2002, compared to the same period last year. Moreover, because of the fierce competition faced by the "Hong Kong Tour" business and tannery business, there was a further decrease in the Group's turnover and operating profit (before finance costs and provisions), respectively, by HK$134 million and HK$54 million for the first six months of 2002, as compared to the same period last year.

During the period, the Group continued to take steps implementing its corporate reengineering with focuses on its key businesses. Every effort has been made by the Group and its members to control cost, maximise revenue and achieve reforms in marketing and assets utilisation and thereby to improve the profitability, competitiveness and overall quality of the Group's businesses.

Following a successful year in 2001 in carrying through the Group's comprehensive restructuring, comprising business restructuring, financial restructuring and management restructuring, the management has continued to execute a business strategy focusing on its core businesses of utilities and infrastructure and evaluate opportunities to dispose of its non-core assets.

For the first six months of 2002, many of the Group's businesses have recorded satisfactory results. These include utilities (the Water Project), infrastructure (the "2 Roads and 2 Bridges" projects which are currently held by the Group's 51% owned jointly-controlled entity), properties (Teem Plaza in Guangzhou and Riverside Garden in Panyu) and hotels (the Guangdong Hotel in Shenzhen, 珠海粵海酒店 (Yue Hai Hotel, Zhuhai) in Zhuhai, and the Guangdong Hotel and Wharney Hotel in Hong Kong).

The Group's brewery business, despite keen competition in Guangdong Province, achieved an outstanding result over the corresponding period last year through better business opportunities arising from the 2002 FIFA World Cup, an improved distribution network, effective cost controls and interest savings, recording an attributable profit to the Group for the period of HK$31,385,000 (2001: HK$7,260,000), which was encouraging.

Because of the substantial provision for inventories and doubtful debts, tannery business for the period resulted in an increase in attributable loss to the Group, compared to the corresponding period last year, by HK$23,560,000. Affected by the cut-throat price war of "Hong Kong Tour", being the major income source of the Group's tour business, revenue during the period dropped substantially. The tour and travel business, for the first six months of 2002, recorded an increase in attributable loss to the Group by HK$45,786,000.

BUSINESS REVIEW, DISCUSSION AND ANALYSIS, PROSPECT AND OTHER INFORMATION

(continued)

A summary of the performance of the Group's major businesses during the period under review is as follows:

Utilities

Profit contribution from the Water Project remained significant to the Group. Rainy climate in southern part of the Guangzhou Province led to a decrease in the sales volume of water for the first six months of 2002 in Shenzhen and Hong Kong. However, effective cost and management controls together with the implementation of an improved water tariff collection system in the Dongguan area have brought about an increase in the operating profit before finance costs of the Water Project (2002: HK$831,805,000; 2001: HK$816,760,000).

For Shaoguan Power Plant D, dry weather in northern part of the Guangzhou Province resulted in less reliance on hydro-electricity and higher demand for the thermal electricity in the first half of 2002. This therefore led to an increase in the sales of electricity by 31.9% to a total of HK$269,087,000. During the period, sales of electricity amounted to 680 million kwh, compared to 526 million kwh in the corresponding period last year.

The associate of Shaoguan Power Plant D, namely 廣東省韶關粵江發電有限責任公司 (Guangdong Shaoguan Yue Jiang Power Supply Limited), continued to generate satisfactory operating result during the period, making an attributable profit of HK$9,470,000 to the Group. Electricity sold in the first six months of 2002 was 799 million kwh, compared to 71.3 million kwh in the same period last year.

Sales of electricity by the Group's power plant in Meixian, an investment of an associate, amounted to 855 million kwh, compared to 724 million kwh in the corresponding period last year, which continued to provide a stable income to the Group.

Infrastructure

In the first six months of 2002, an after-tax profit of HK$50,097,000 (2001: HK$25,487,000) was generated from the "2 Roads and 2 Bridges" projects, namely Qinglian Highway, Guangzhou-Shantou Highway (Huizhou Section), Shantou Haiwan Bridge and Humen Bridge. The increase in profit was mainly due to large savings in interest expense resulting from the refinancing of the then syndicated bank loan successfully arranged during 2001.

Qinglian Highway, which links Qingyuan and Lianzhou in Guangdong Province, recorded a slight decrease of 2.7% in the traffic flow, resulting in a decrease in revenue to HK$132,070,000 during the period under review (2001: HK$143,000,000). Average daily traffic for the period was 32,301 vehicle trips as compared to 33,204 vehicle trips in the same period last year. The Company's effective interest in this project is 7.2%.

Guangzhou-Shantou Highway (Huizhou Section) recorded an increase of 3.7% in the traffic flow, resulting in an increase in revenue to HK$58,447,000 during the period (2001: HK$58,100,000). The average daily traffic in 2002 was 23,163 vehicle trips as compared to 22,342 vehicle trips in the same period last year. The Company's effective interest in this project is 26.0%.

Shantou Haiwan Bridge had a slight increase in traffic flow. Average daily traffic during the period was 12,641 vehicle trips while in the same period last year it was 11,348 vehicle trips. Revenue for the period was HK$56,854,000 (2001: HK$53,000,000). The Company's effective interest in this project is 15.3%.

BUSINESS REVIEW, DISCUSSION AND ANALYSIS, PROSPECT AND OTHER INFORMATION

(continued)

Infrastructure (continued)

Humen Bridge recorded a 15% growth in the traffic flow. Average daily traffic for the period was 29,026 vehicle trips while in the same period last year it was 25,234 vehicle trips. Revenue reached HK$247,342,000 (2001: HK$212,000,000). The Company's effective interest in the project is 15.3%.

The performance of the two Pak Kong Bridges in Qingyuan remained stable, generating a steady cash return to the Group.

For the Yingkeng Highway, an increase in traffic flow by 7% led to an increase of 10% in revenue, as compared to the corresponding period last year. The Company currently holds an indirect interest of 70% in the project

Property

Mainland China

Teem Plaza in Guangzhou continued to enjoy high occupancy rates and high rental income. In particular, rental income in the first six months of 2002 increased by HK$14,190,000 to HK$130,519,000 (2001: HK$116,329,000).

The Group currently holds 24.8% interest in the Riverside Garden project in Panyu, Guangzhou. The project contributed, in the first six months of 2002, an attributable profit of HK$6,081,000 to the Group.

Following the sales of most of the residential and shop units in the Suzhou GD Plaza project in 2001, the Group during the period generated little amount of revenue from the project. The Group however expects to complete the sale of its remaining units as well as the hotel commercial project under development in the second half of 2002.

Hong Kong

Average occupancy rate of Guangdong Investment Tower (the "GDI Tower") has dropped to 83%, compared to 100% in the same period last year. In addition, the current depressed state of the local commercial rental market brought a slight reduction in the average rentals in respect of lease renewals and new leases. Rental for the GDI Tower for the first six months of 2002 amounted to HK$13,628,000 (2001: HK$13,745,000).

Guangdong Parking Limited's interest in the car park located in North Point showed a small operating profit after finance costs (before the property revaluation deficit) of HK$226,000 for the period (2001: an operating loss after finance costs of HK$1,621,000). The improvement in operating result was mainly because of the reduction of interest cost.

BUSINESS REVIEW, DISCUSSION AND ANALYSIS, PROSPECT AND OTHER INFORMATION

(continued)

Hotels

Mainland China

Most of the hotels in Mainland China have recovered from the depressed conditions prevailing in the second half of 2001. The average occupancy rate of 珠海粵海酒店 (Yue Hai Hotel, Zhuhai) has increased from 69% in last period to 83.9% in current period. However, the average occupancy rate of Guangdong Hotel Shenzhen has decreased to 82.2% (2001:95%), mainly due to the renovation work being carried out in the hotel during the period under review.

Hong Kong

The entry to World Trade Organisation by China helped to bring a positive impact to the Mainland China economy. This in turn caused the number of Mainland China visitors to Hong Kong to continue to grow steadily.

Despite the keen competition in the Hong Kong hotel market, the average occupancy rate of both the Wharney Hotel and Guangdong Hotel remained high at 92.0% and 88.3% respectively, compared to 87% and 82% in the same period last year.

Cost controls and effective utilisation of available resources have improved the hotel group business (before the hotel property revaluation deficit) in the first six months of 2002, and thereby increasing the attributable profit to the Group from HK$10,819,000 to HK$28,658,000.

Other Business

Brewery

Though the beer market in South China continued to be very competitive, the consolidated turnover and sales volume for the six-month period ended 30 June 2002 of Guangdong Brewery Holdings Limited ("GD Brewery"), respectively, recorded at HK$276,433,000 and 95,000 tonnes, representing a respective increase of 8.9% and 31.9% over the same period last year. As a result of better business opportunities arising from the 2002 FIFA World Cup, an improved distribution network, effective cost controls, interest savings and credit control, GD Brewery was able to increase its attributable profit to the Group, for the current period, from HK$7,260,000 to HK$31,385,000.

Tannery

The attributable loss for the period of Guangdong Tannery Limited to the Group increased by HK$23,560,000, as compared to the same period last year. Provisions for inventories and doubtful debts, respectively, of HK$11,057,000 and HK$32,574,000 were recorded.

Sales for the period decreased by 13.66% compared with 2001 while the gross profit margin dropped from 12.54% in 2001 to 8.7% in 2002.

Malting

The Group's malting business during the period achieved a production of 74,716 tonnes (2001: 89,996 tonnes) and 59,200 tonnes (2001: 66,000 tonnes), respectively, for its Guangzhou plant and Ningbo plant. The respective turnover for Guangzhou plant and Ningbo plant amounted to HK$207,479,000 (2001: HK$221,112,000) and HK$162,847,000 (2001: HK$156,178,000) in the first six months of 2002.

Reduction in the turnover for the malting plants reflected the continuous fierce market competition leading to a drop in unit selling price and production volume, by an average of 2.8% and 13.5% respectively.

BUSINESS REVIEW, DISCUSSION AND ANALYSIS, PROSPECT AND OTHER INFORMATION

(continued)

Other Business (continued)

Tours/Travel

The Group's tours/travel business showed a substantial decline in the first half of 2002, with an attributable loss to the Group amounted to HK$54,168,000 (2001: HK$8,382,000). The decline was mainly as a result of the sharp price reduction in "Hong Kong Tour" business.

Liquidity, Gearing and Financial Resources

As at 30 June 2002, cash and bank balances of the Group fell by HK$257 million to HK$1,348 million (as at 31 December 2001: HK$1,605 million), balances of which are mostly denominated in Hong Kong dollars (HK$98 million) and Renminbi (HK$1,106 million). This is mainly due to the repayment and prepayment of bank borrowings under debt restructuring agreements during the period. As at 30 June 2002, the Group had financial borrowings amounting to HK$18,426 million (as at 31 December 2001: HK$19,390 million). Of the Group's total financial borrowings, HK$527 million was repayable within one year while the remaining balances of HK$4,787 million and HK$ 13,112 million would be repayable before or in 2005, and after 2005, respectively.

As at 30 June 2002, the Group's total available credit facilities amounted to HK$20,075 million, of which HK$18,426 million have been utilised (as at 31 December 2001: HK$21,033 million and HK$19,390 million, respectively). The unutilised banking facilities amounting to HK$1,649 million (as at 31 December 2001: HK$1,643 million).

The gearing for the Group as at 30 June 2002 was 2.05 times (as at 31 December 2001: 2.22 times). The improvement came about mainly as a result of the reduction in the level of the Group's financial borrowings due to early prepayments in the first six months of 2002, and an increase in net asset value of the Group.

The existing cash resources and available credit facilities of the Group, together with cash flows generated from its operations, is sufficient to meet the Group's payment obligation and business requirement.

Pledge of Assets

At 30 June 2002, certain of the Group's fixed assets, investment properties and bank deposits, with a total net book value of HK$1,553,165,000 (as at 31 December 2001: HK$1,560,761,000) were pledged to secure general banking facilities granted to the Group.

In addition to the above, a property under development in Mainland China held under a long term lease with a carrying amount of HK$64,000,000 as at 30 June 2002 (as at 31 December 2001: HK$64,000,000) was held by the court in Mainland China as security for the steps taken by the Group to freeze the assets of the defendants in certain PRC legal proceedings.

Capital Expenditure

The Group's total capital expenditure for fixed assets were HK$41 million in the first half of 2002, which related principally to the upgrading of certain facilities of the Water Project and the additions of plant and machinery for the power plant and the tannery business.

BUSINESS REVIEW, DISCUSSION AND ANALYSIS, PROSPECT AND OTHER INFORMATION

(continued)

Exposure to Fluctuations in Exchange Rates and Related Hedges

As at 30 June 2002, total foreign currency borrowings amounted to HK$6,886 million, of which HK$1,009 million was Renminbi (as at 31 December 2001: HK$7,522 million, of which HK$951 million was Renminbi).

Certain of the Group's foreign currency borrowings which are denominated in United States dollars and Euro (and which amounted to HK$3,112 million as at 30 June 2002) are hedged by currency swap agreements.

Contingent Liabilities – Litigation

- Two separate legal proceedings have been commenced against Guangdong (H.K.) Tours Company Limited ("GD Tours"), a wholly-owned subsidiary of the Company, claiming for damages in respect of traffic accidents in Mainland China involving members of tour groups organised by GD Tours. Both proceedings have reached the stage of discovery.

  Also, subsequent to the balance sheet date, GD Tours received certain claims in respect of another traffic accident in Mainland China involving members of a tour group organised by GD Tours. However, up to the date of this report, no legal proceedings have been commenced in respect of those claims.

  Based on legal advice, the directors are of the opinion that it is premature to estimate the outcome and hence, no provision has been made in the financial statements on account of the claims.

  In any event, according to legal advice, GD Tours is not at fault. It has therefore denied liability and will further continue to vigorously contest all such claims.

- In March 2001, Yue Sheng Finance Limited ("Yue Sheng"), a wholly-owned subsidiary of the Company, commenced legal proceedings in Mainland China to recover two outstanding loans in the total sum of HK$40,000,000 together with interest from the two Chinese parties who were the guarantors for those loans. The case has already been heard. However, up to the date of this report, the judgment of the court was still pending.

  After trying without success to dispute the jurisdiction of the Chinese Court in the aforesaid proceedings, the two guarantors together with the borrower of those two loans commenced legal proceedings in Hong Kong against Yue Sheng and a former subsidiary of the Group in July 2001 seeking, inter alia, a declaration that they were under no legal obligation to repay the two loans and compensation. Yue Sheng has been applying to stay or alternatively to strike out the action and will undertake further interlocutory appeal thereon.

  Based on legal advice, the directors are of the view that the claim brought against Yue Sheng is without merit and no provision for the claims of the guarantors and the borrower was considered necessary as at 30 June 2002.

BUSINESS REVIEW, DISCUSSION AND ANALYSIS, PROSPECT AND OTHER INFORMATION

(continued)

Contingent Liabilities – Litigation (continued)

- In January 2002, two subsidiaries indirectly held by the Company, namely Guangdong Enterprises (North America) Fur Holdings Limited ("GDNA") and Harbour Hill International Limited ("Harbour Hill"), commenced an action in the Southern District of New York against a company called Hennessy International Group, Inc. ("HIGI") and its owners/controllers. HIGI is one-third held by GDNA and is an associate of the Group. GDNA and Harbour Hill are attempting to recover approximately US$2.25 million in financing that GDNA and Harbour Hill provided to HIGI. Defendants have counterclaimed for US$2 million, claiming that GDNA and Harbour Hill wrongly terminated HIGI's financing. Since the balance sheet date, the parties have reached a settlement whereby GDNA and Harbour Hill not only were exempted from all liabilities, they also secured certain partial recovery.

  The Directors, based on the settlement reached, consider that no provision would be necessary as at the balance sheet date.

- Following the change in senior management of GD Tannery in June 2002, it was discovered that certain former executives (the "Former Executives") of Nanhai Tannery & Leather Products Co. Ltd. ("Nanhai Tannery") (one of whom was also a former director of GD Tannery) had been involved in certain irregularities. Nanhai Tannery is a wholly-owned subsidiary of GD Tannery and is a sino-foreign cooperative joint venture company established in Nanhai, the People's Republic of China (the "PRC").

  Upon discovery of the irregularities, an internal audit team of the Company and its immediate holding company, working with the new management of GD Tannery, conducted a preliminary investigation of the irregularities. The investigation revealed that the Former Executives had apparently been operating a business in parallel to the operations of Nanhai Tannery (the "Parallel Operation") for their own personal gain for a number of years.

  The incident has been reported by GD Tannery to the relevant PRC authorities who have detained the Former Executives in the Nanhai Municipality and seized the relevant documents related to the Parallel Operation for investigations. GD Tannery has also instructed its auditors and the PRC lawyers to carry out special investigations with a view to ascertain the effects of the Parallel Operation on the business of Nanhai Tannery and to advise management of GD Tannery possible recourses against the Former Executives.

  Based on the findings of the auditors and the advice of the PRC lawyers, the directors of GD Tannery are of the opinion that the Parallel Operation should not be incorporated in the financial statements of GD Tannery, and hence, the Group. However, the Parallel Operation appeared to have involved various irregularities in their transactions under the applicable PRC laws and regulations.

  As the investigations of the PRC authorities are still ongoing, it is not possible to ascertain with certainty the consequential actions that may be taken by the PRC authorities for the aforesaid irregularities and the existence or otherwise of any penalties and claims. As of the date of this report, no provision has been made in the financial statements for such contingencies.

BUSINESS REVIEW, DISCUSSION AND ANALYSIS, PROSPECT AND OTHER INFORMATION

(continued)

Number and Remuneration of Employees

As at 30 June 2002, the Group had a total of 6,340 employees. Among the employees, 5,687 were employed by subsidiaries in Mainland China and 653 were employed by the head office and subsidiaries in Hong Kong. Out of the total number, 1,231 were managerial employees of the head office and its subsidiaries. Total remuneration paid for the period under review was approximately HK$145,000,000.

The Group advocates the corporate culture which seeks to excel in terms of financial performance and economic benefit. Performance of staff is reviewed at least annually. Employees' compensation and reward policies are performance driven. People are the Company's key assets and key to success. The Group encourages employees to participate in external training programmes to develop themselves on a continuous basis. For existing employees' career development, the Group provides opportunities through on-the-job training by regular job rotation. The Group continues to control operating costs even more effectively by streamlining organization structure and staffing level and to strengthen the competitive edge of the Group as a whole in the market by enhancing the appraisal, supervision and guidance of management staff, especially those in key positions, and to encourage and stimulate their initiatives and motivation.

The Company has adopted a new share option scheme in May 2002. The purpose of the new share option scheme is to provide incentives to the participants to contribute to the Group and to enable the Group to recruit and retain good quality employees to serve the Group on a long-term basis.

Prospect

Going forward, the Group will continue to proceed with its business and asset restructurings, to take effective measures to maximize the operating efficiency and profit potentials of its businesses, to further improve its management, to optimise its debt structure and to help subsidiaries to secure favorable terms in financing and refinancing.

Following on the series of repayments or prepayments of certain bank debts since the completion of the Group's debt restructuring on 22 December 2000, the Group will continue to further reduce its debt level and improve its gearing ratio with a view to accomplish the refinancing of all of the Group's remaining restructured bank debts well before the scheme period for the debt restructuring coming to an end in June 2005 as originally scheduled.

Though recovery of the economy in the United States and Hong Kong is slow, the business environment in Mainland China is likely to remain favorable in the second half of the year. However, even then the Group is still faced with challenges and opportunities in every segment of its core businesses. In response to these new challenges, the Group will strive to control operating costs and to improve the quality of its management.

The Company recognises its obligation to justify the trust the shareholders have placed on it. The Company takes its long term responsibilities to its shareholders and creditors seriously and values and counts on their continued support for the Company as the Company continues to press ahead with its transformation.

SHARE OPTION SCHEME

I. The following share options were outstanding under the share option scheme of the Company during the period:

Name or category of participant	Number of share options: At 1 January 2002	Granted during the period	Cancelled during the period	Exercised during the period	At 30 June 2002	Date of grant of share options *	Exercise period of share options #	Exercise price of share options ** HK$	Price of Company's shares***: At date of grant of options HK$
Directors									
WU Jiesi	12,000,000	–	–	–	12,000,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	–	9,000,000	–	–	9,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
LI Wenyue	12,000,000	–	–	–	12,000,000	10.08.2001	11.02.2002 to 10.02.2007	0.5312	0.67
	–	9,000,000	–	–	9,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
ZHANG Yaping	12,000,000	–	–	–	12,000,000	10.08.2001	11.02.2002 to 10.02.2007	0.5312	0.67
	–	9,000,000	–	–	9,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
CHAN Cho Chak, John	1,000,000	–	–	–	1,000,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
LI Kwok Po, David	1,000,000	–	–	–	1,000,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
CHENG Mo Chi, Moses	1,000,000	–	–	–	1,000,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
FUNG Daniel R.	1,000,000	–	–	–	1,000,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
YE Xuquan	12,000,000	–	–	–	12,000,000	10.08.2001	11.02.2002 to 10.02.2007	0.5312	0.67
	–	9,000,000	–	–	9,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
LI Wai Keung	1,500,000	–	–	–	1,500,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	–	1,500,000	–	–	1,500,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
WANG Man Kwan, Paul	1,500,000	–	–	–	1,500,000	10.08.2001	11.02.2002 to 10.02.2007	0.5312	0.67
	–	1,500,000	–	–	1,500,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
ZHAI Zhiming	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
GU Shunan	1,000,000	–	–	–	1,000,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
WANG Xiaofeng	–	1,000,000	–	–	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	56,000,000	46,000,000	–	–	102,000,000				

SHARE OPTION SCHEME (continued)

I. (continued)

Name or category of participant	At 1 January 2002	Granted during the period	Cancelled during the period	Exercised during the period	At 30 June 2002	Date of grant of share options *	Exercise period of share options #	Exercise price of share options ** HK$	Price of Company's shares*** At date of grant of options HK$
Others									
Employees	1,490,000	-	(1,490,000)	-	-	09.12.1996	10.06.1997 to 09.06.2002	4.536	5.90
	6,005,000	-	(45,000)	-	5,960,000	18.02.1998	19.08.1998 to 18.08.2003	2.892	3.70
	5,350,000	-	(1,350,000)	-	4,000,000	16.03.1998	17.09.1998 to 16.09.2003	3.024	3.75
	129,500,000	-	-	(12,300,000)Δ	117,200,000	10.08.2001	11.02.2002 to 10.02.2007	0.5312	0.67
	1,000,000	-	(1,000,000)	-	-	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	-	14,300,000	-	-	14,300,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
Consultant	-	31,393,939	-	-	31,393,939	03.06.2002	By 03.06.2007 ##	0.816	0.81
	143,345,000	45,693,939	(3,885,000)	(12,300,000)	172,853,939				
	199,345,000	91,693,939	(3,885,000)	(12,300,000)	274,853,939				

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

*** The price of the Company's shares disclosed as at the date of the grant of the share options is the closing price on The Stock Exchange of Hong Kong Limited on the trading day on which the options were granted.

\# If that day is not a business day in Hong Kong, the option period shall end on the business day preceding that day.

\## Being conditional upon successful completion of consultancy project.

Δ The weighted average closing price of the shares immediately before the date on which the share options were exercised: HK$0.8195.

SHARE OPTION SCHEME (continued)

II. Share options granted during the six months ended 30 June 2002:

1. Date of Grant : 07/05/2002
   Vesting Period : 07/05/2002 – 07/11/2002
   Exercise Period : 08/11/2002 – 07/11/2007
   Exercise Price : HK$0.814

	Number of Options At 07/05/02	Options Value At 07/05/02 *(Note (2))* *HK$*	Number of Options At 30/06/02 *(Note (3))* *HK$*	Options Value At 30/06/02
Grantee:				
WU Jiesi	9,000,000	3,780,000	9,000,000	3,240,000
LI Wenyue	9,000,000	3,780,000	9,000,000	3,240,000
ZHANG Yaping	9,000,000	3,780,000	9,000,000	3,240,000
CHAN Cho Chak, John	1,000,000	420,000	1,000,000	360,000
LI Kwok Po, David	1,000,000	420,000	1,000,000	360,000
CHENG Mo Chi, Moses	1,000,000	420,000	1,000,000	360,000
FUNG Daniel R.	1,000,000	420,000	1,000,000	360,000
YE Xuquan	9,000,000	3,780,000	9,000,000	3,240,000
LI Wai Keung	1,500,000	630,000	1,500,000	540,000
WANG Man Kwan, Paul	1,500,000	630,000	1,500,000	540,000
ZHAI Zhiming	1,000,000	420,000	1,000,000	360,000
GU Shunan	1,000,000	420,000	1,000,000	360,000
WANG Xiaofeng	1,000,000	420,000	1,000,000	360,000
Aggregate total of employees	14,300,000	6,006,000	14,300,000	5,148,000
Total	60,300,000	25,326,000	60,300,000	21,708,000

Notes:

(1) The closing price of the shares of the Company immediately before the date on which the options were granted was HK$0.81.

(2) According to the Black-Scholes model[1], the total value of the options was estimated at HK$25,326,000 as at 7 May 2002 (when the options were granted) with the following variables and assumptions:

Risk Free Rate	:	4.82%, being the approximate yield of 5-year Exchange Fund Note traded on 07/05/2002
Expected Volatility	:	50.9%, being the annualized volatility of the closing price of the shares of the Company from 07/05/2001 – 07/05/2002
Expected Dividend Yield	:	Nil
Expected Life of the Options	:	5.5 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares of the Company over the period of 07/05/2001 – 07/05/2002.

SHARE OPTION SCHEME (continued)

II. Share options granted during the six months ended 30 June 2002: (continued)

Notes:

(3) According to the Black-Scholes model[1], the total value of the options was estimated at HK$21,708,000 as at 30 June 2002 with the following variables and assumptions:

Risk Free Rate	:	4.39%, being the approximate yield of 5-year Exchange Fund Note traded on 28/06/2002
Expected Volatility	:	46.7%, being the annualized volatility of the closing price of the shares of the Company from 28/06/2001 – 28/06/2002
Expected Dividend Yield	:	Nil
Expected Life of the Options	:	5.36 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares of the Company over the period of 28/06/2001 – 28/06/2002.

(4) Options forfeited, if any, before expiry of the options will be treated as lapsed options which will be added back to the number of shares available to be issued under the relevant share option scheme.

[1] The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

2. Date of Grant : 03/06/2002
   Vesting Period : 03/06/2002 – Date[2]
   Exercise Period : Date[2] – 03/06/2007 (subject to certain conditions fulfilled by grantee)
   Exercise Price : HK$ 0.816

	Number of Options At 03/06/02	Options Value At 03/06/02 *(Note (2))* *HK$*	Number of Options At 30/06/02	Options Value At 30/06/02 *(Note (3))* *HK$*
Grantee:				
Consultant	31,393,939	11,929,697	31,393,939	10,673,939

SHARE OPTION SCHEME (continued)

II. Share options granted during the six months ended 30 June 2002: (continued)

Notes:

(1) The closing price of the shares of the Company immediately before the date on which the options were granted was HK$0.81.

(2) According to the Black-Scholes model[1], the total value of the options was estimated at HK$11,929,697 as at 3 June 2002 (when the options were granted) with the following variables and assumptions:

Risk Free Rate	:	4.80%, being the approximate yield of 5-year Exchange Fund Note traded on 03/06/2002
Expected Volatility	:	47.5%, being the annualized volatility of the closing price of the shares of the Company from 03/06/2001 – 03/06/2002
Expected Dividend Yield	:	Nil
Expected Life of the Options	:	5 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares of the Company over the period of 03/06/2001 – 03/06/2002.

(3) According to the Black-Scholes model[1], the total value of the options was estimated at HK$10,673,939 as at 30 June 2002 with the following variables and assumptions:

Risk Free Rate	:	4.39%, being the approximate yield of 5-year Exchange Fund Note traded on 28/6/2002
Expected Volatility	:	46.7%, being the annualized volatility of the closing price of the shares of the Company from 28/6/2001 – 28/6/2002
Expected Dividend Yield	:	Nil
Expected Life of the Options	:	4.92 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares of the Company over the period of 28/06/2001 – 28/06/2002.

(4) Options forfeited, if any, before expiry of the options will be treated as lapsed options which will be added back to the number of shares available to be issued under the relevant share option scheme.

[1] The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

[2] Successful completion of consultancy project.

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2002, the interests of the Directors and their associates in the equity or debt securities of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules") were as follows:

I. Shares

(i) The Company

Name of Director	Type of Interest	Number of Ordinary Shares Held
GU Shunan	Personal	76,000

(ii) Guangnan (Holdings) Limited

Name of Director	Type of Interest	Number of Ordinary Shares Held
LI Kwok Po, David	Personal	150,000
YE Xuquan	Personal	55,000,000

DIRECTORS' INTERESTS IN SECURITIES (continued)

II. Options

The Company

Name of Director	Number of options held 1 January 2002	Options granted Jan - Jun 2002 Date granted	Number granted	Period during which option is exercisable *	Price per Ordinary Share payable on exercise of option HK$	Number of options exercised Jan - Jun 2002	Number of options held 30 June 2002
WU Jiesi	12,000,000	–	–	02.05.2002 – 01.05.2007	0.74	–	12,000,000
	–	07.05.02	9,000,000	08.11.2002 – 07.11.2007	0.814	–	9,000,000
LI Wenyue	12,000,000	–	–	11.02.2002 – 10.02.2007	0.5312	–	12,000,000
	–	07.05.02	9,000,000	08.11.2002 – 07.11.2007	0.814	–	9,000,000
ZHANG Yaping	12,000,000	–	–	11.02.2002 – 10.02.2007	0.5312	–	12,000,000
	–	07.05.02	9,000,000	08.11.2002 – 07.11.2007	0.814	–	9,000,000
CHAN Cho Chak, John	1,000,000	–	–	02.05.2002 – 01.05.2007	0.74	–	1,000,000
	–	07.05.02	1,000,000	08.11.2002 – 07.11.2007	0.814	–	1,000,000
LI Kwok Po, David	1,000,000	–	–	02.05.2002 – 01.05.2007	0.74	–	1,000,000
	–	07.05.02	1,000,000	08.11.2002 – 07.11.2007	0.814	–	1,000,000

DIRECTORS' INTERESTS IN SECURITIES (continued)

II. Options (continued)

The Company (continued)

Name of Director	Number of options held 1 January 2002	Options granted Jan - Jun 2002 Date granted	Options granted Jan - Jun 2002 Number granted	Period during which option is exercisable *	Price per Ordinary Share payable on exercise of option HK$	Number of options exercised Jan - Jun 2002	Number of options held 30 June 2002
CHENG Mo Chi, Moses	1,000,000	–	–	02.05.2002 – 01.05.2007	0.74	–	1,000,000
	–	07.05.02	1,000,000	08.11.2002 – 07.11.2007	0.814	–	1,000,000
FUNG Daniel R.	1,000,000	–	–	02.05.2002 – 01.05.2007	0.74	–	1,000,000
	–	07.05.02	1,000,000	08.11.2002 – 07.11.2007	0.814	–	1,000,000
YE Xuquan	12,000,000	–	–	11.02.2002 – 10.02.2007	0.5312	–	12,000,000
	–	07.05.02	9,000,000	08.11.2002 – 07.11.2007	0.814	–	9,000,000
LI Wai Keung	1,500,000	–	–	02.05.2002 – 01.05.2007	0.74	–	1,500,000
	–	07.05.02	1,500,000	08.11.2002 – 07.11.2007	0.814	–	1,500,000
WANG Man Kwan, Paul	1,500,000	–	–	11.02.2002 – 10.02.2007	0.5312	–	1,500,000
	–	07.05.02	1,500,000	08.11.2002 – 07.11.2007	0.814	–	1,500,000
ZHAI Zhiming	–	07.05.02	1,000,000	08.11.2002 – 07.11.2007	0.814	–	1,000,000

DIRECTORS' INTERESTS IN SECURITIES (continued)

II. Options (continued)

The Company (continued)

Name of Director	Number of options held 1 January 2002	Options granted Jan - Jun 2002 Date granted	Options granted Jan - Jun 2002 Number granted	Period during which option is exercisable *	Price per Ordinary Share payable on exercise of option HK$	Number of options exercised Jan - Jun 2002	Number of options held 30 June 2002
GU Shunan	1,000,000	–	–	02.05.2002 – 01.05.2007	0.74	–	1,000,000
	–	07.05.02	1,000,000	08.11.2002 – 07.11.2007	0.814	–	1,000,000
WANG Xiaofeng	–	07.05.02	1,000,000	08.11.2002 – 07.11.2007	0.814	–	1,000,000

* *If that day is not a business day in Hong Kong, the option period shall end on the business day preceding that day.*

No consideration has been paid by the Director for the options granted by the Company.

Save as disclosed above, as at 30 June 2002, none of the Directors or their associates had any personal, family, corporate or other interests in the equity or debt securities of the Company or any of its associated corporations which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordnance, including interests which they were deemed or taken to have under Section 31 or Part I of the Schedule to the SDI Ordinance, or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules.

Save as disclosed above, the Company or any of its associated corporations did not grant to any Director or chief executive of the Company, spouse or children under 18 years of age of any such Director or chief executive any right to subscribe for equity or debt securities of the Company or any of its associated corporations, or had there been any exercise of such right by such persons during the period under review.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2002, the following interest of 10% or more of the issued Ordinary Share capital of the Company was recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name of Shareholder	Number of Ordinary Shares Held	Percentage Holding
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited)	2,977,810,099	57.87
GDH Limited	2,977,810,099	57.87
Guangdong Trust Ltd.	578,762,146	11.25

Notes:

1. The attributable interest which 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) has in the Company is held through its 100% direct interest in GDH Limited.

2. The interest in GDH Limited set out above includes attributable interest held through its wholly-owned subsidiary, Guangdong Trust Ltd.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2002 save and except that:–

(i) the Company has issued 12,300,000 new Ordinary Shares to certain option holders at HK$0.5312 per share at a total cash consideration of HK$6,533,760 pursuant to the Company's share option scheme during the period; and

(ii) in accordance with the Earnout Agreement, the Company has agreed to allot and issue to GDH Limited, 66,000,000 Ordinary Shares, for each year of the Earnout Period (subject to adjustment, up to a total of 330,000,000 Ordinary Shares) upon the performance of WaterCo meeting the milestones as set out in the Earnout Agreement. As WaterCo has attained the performance milestones for the first, second and third years of the Earnout Period in September 2001, March 2002 and September 2002, respectively. Accordingly the Company has an obligation to issue a total of 198,000,000 Ordinary Shares to GDH Limited pursuant to the Earnout Agreement upon the later of 21 December 2003 and the completion of the Phase IV Renovation Project (expected to be completed in mid-2004). The issuance of any further Ordinary Shares remains contingent upon WaterCo meeting its performance milestones under the Earnout Agreement in subsequent years.

During the six months ended 30 June 2002, no Preference Shares were converted by way of redemption into Ordinary Shares of the Company.

CORPORATE GOVERNANCE

Board

The Board of Directors now comprises 13 Directors, and among them, four are Independent Non-Executive Directors the independent status of all of whom is strictly in compliance with the Listing Rules. There were three full Board meetings held during the period, and the average attendance rate of Directors stood at about 60%.

In accordance with the Articles of Association of the Company, the amendments of which has been effected since 31 May 2002, all the Directors are subject to retirement and re-election at the annual general meeting in their first year of appointment and the provision requiring one-third of them to retire by rotation and to offer themselves for re-election at each annual general meeting thereafter. Each of the Non-Executive Directors is appointed for a specific term.

Audit Committee

The Company has established an Audit Committee in September 1998 comprising all of the Independent Non-Executive Directors of the Company in accordance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules (the "Code of Best Practice"). The principal duties of the Audit Committee include the review of the completeness, accuracy and fairness of the Company's financial reports and the effectiveness of the Company's internal control system.

During the period under review, one regular meeting of the Audit Committee has been held.

Internal Audit

The Company has established an Audit Department responsible for the overall internal monitoring of the Group. The key functions of the Department include undertaking comprehensive audits, supervision and appraisal of the operational, financial and governance activities of each of the companies of the Group; commenting and making recommendation on such matters; and submitting regular reports to both the Chairman of the Board and the Audit Committee.

Supervision of Management and Operation

The Group has continued to enforce a series of rules and regulations to monitor the management and operation of all the members of the Group. These include:

(i) total prohibition on the use of off-balance-sheet accounts;
(ii) strengthening of the board's supervision of management;
(iii) maximization of the control and supervisory functions of the checks and balances and thereby, the mutual monitoring among the board chairman, general manager and the financial controller; and
(iv) strict regulation of investments, loans and guarantees with outside parties.

Code of Best Practice

None of the Directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of the period under review, in compliance with the Code of Best Practice.

By order of the Board
LI Wenyue
Chairman

Hong Kong, 18 September 2002